This Draft Registration Statement is confidentially submitted to the U.S. Securities and Exchange Commission pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on July 7, 2020 and is not being filed publicly under the Securities Act of 1933, as amended.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Jiuzi Holdings, Inc.

(Exact name of registrant as specified in its charter)

Cayman Islands	4953	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4F No. 1 Building, Jinsha Lake Business Center

Economic Technology District

Hangzhou, Zhejiang, 311103

People’s Republic of China
+86-0571-82651956

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a Copy to:

William S. Rosenstadt, Esq. Mengyi “Jason” Ye, Esq. Yarona L. Yieh, Esq. Ortoli Rosenstadt LLP 366 Madison Avenue, 3rd Floor New York, NY 10017 212-588-0022	Benjamin A. Tan Sichenzia Ross Ference LLP 1185 6th Avenue, 37th Floor New York, NY 10036 212-930-9700

Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)		Amount of Registration Fee(2)
Ordinary Shares, par value US$0.005 per share(3)	US$	28,750,000	US$	3,731.75
Underwriters’ Warrants(4)		-		-
Ordinary Shares underlying Underwriters’ Warrants	US$	2,012,500	US$	261.22
Total	US$	30,762,500	US$	3,992.97

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(a) under the Securities Act. Includes the offering price attributable to additional ordinary shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Calculated pursuant to Rule 457(a) under the Securities Act, based on an estimate of the proposed maximum aggregate offering price.
(3)	In accordance with Rule 416(a), we are also registering an indeterminate number of additional ordinary shares that shall be issuable pursuant to Rule 416 to prevent dilution resulting from share splits, share dividends or similar transactions.
(4)	We have agreed to issue to the Underwriter and to register herein warrants to purchase up to ordinary shares (equal to seven per cent (7%) of the ordinary shares sold in this offering, inclusive of the Underwriter Over-Allotment option to purchase an additional ordinary shares) and to also register herein such underlying ordinary shares. The warrants will be exercised at any time, and from time to time, in whole or in part, commencing from the closing of the offering and expiring five (5) years from the effectiveness of the offering. The warrants are exercisable at a per share price of 100% of the offering price of the ordinary shares offered hereby. The Underwriter Warrant shall not be callable or cancellable.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION	PRELIMINARY PROSPECTUS DATED JULY 7, 2020

                            Ordinary Shares

Jiuzi Holdings Inc.

This is the initial public offering of our ordinary shares and we are offering                             ordinary shares, par value $0.005 per share. The offering price of our ordinary shares in this offering will be between US$                      and US$                    per share. Prior to this offering, there has been no public market for our ordinary shares.

We plan to list our ordinary shares on the Nasdaq Capital Market, or NASDAQ, under the symbol “JZXN”. NASDAQ might not approve such application, and if our application is not approved, this offering cannot be completed.

Investing in our ordinary shares involves a high degree of risk. Before buying any ordinary shares, you should carefully read the discussion of material risks of investing in our ordinary shares in “Risk Factors” beginning on page 8 of this prospectus.

We are an “emerging growth company” as defined under federal securities laws and, as such, will be subject to reduced public company reporting requirements. See “Prospectus Summary— Implications of Being an Emerging Growth Company and a Foreign Private Issuer” for additional information.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL (4)
Initial public offering price(1)	$	$
Underwriting discounts(2)	$	$
Proceeds, before expenses, to us(3)	$	$

(1)	Initial public offering price per share is assumed as $ per share, which is the midpoint of the range set forth on the cover page of this prospectus.

(2)	We have agreed to pay the underwriter a discount equal to (i) (7%) of the gross proceeds of the offering. We have agreed to sell to the Underwriter, on the applicable closing date of this offering, warrants in an amount equal to (7%) of the aggregate number of ordinary shares sold by us in this offering (the “Underwriter’s Warrants”) (not including over-allotment shares). For a description of other terms of the Underwriter’s Warrants and a description of the other compensation to be received by the Underwriter, see “Underwriting” beginning on page 79.

(3)	Excludes fees and expenses payable to the Underwriter. The total amount of Underwriter’s expenses related to this offering is set forth in the section entitled “Underwriting.”

(4)	Assumes that the Underwriter does not exercise any portion of their over-allotment option.

We expect our total cash expenses for this offering (including cash expenses payable to our Underwriter for its out-of-pocket expenses) to be approximately $                  , exclusive of the above discounts. In addition, we will pay additional items of value in connection with this offering that are viewed by the Financial Industry Regulatory Authority, or FINRA, as underwriting compensation. These payments will further reduce proceeds available to us before expenses. See “Underwriting” beginning on page 79.

This offering is being conducted on a firm commitment basis. Boustead Securities, LLC, the Underwriter, is obligated to take and pay for all of the ordinary shares if any such ordinary shares are taken. We have granted the Underwriter an option for a period of 45 days after the closing of this offering to purchase up to 15% of the total number of our ordinary shares to be offered by us pursuant to this offering (excluding ordinary shares subject to this option), solely for the purpose of covering over-allotments, at the initial public offering price less the underwriting discounts. If the underwriters exercise their option in full, the total underwriting discounts payable will be $          based on an assumed offering price of $                     per ordinary share, and the total gross proceeds to us, before underwriting discounts and expenses, will be $                . If we complete this offering, net proceeds will be delivered to us on the applicable closing date. We will not be able to use such proceeds in China, however, until we complete capital contribution procedures that require prior approval from each of the respective local counterparts of China’s Ministry of Commerce, the State Administration for Industry and Commerce, and the State Administration of Foreign Exchange. See remittance procedures in the section titled “Use of Proceeds” beginning on page 27.

The Underwriter expects to deliver the ordinary shares against payment as set forth under “Underwriting”, on or about                , 2020.

Prospectus dated                    , 2020.

i

About this Prospectus

We and the Underwriter have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you and which we have filed with the U.S. Securities and Exchange Commission (the “SEC”). We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the ordinary shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. For the avoidance of doubt, no offer or invitation to subscribe for our ordinary shares is made to the public in the Cayman Islands. The information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Other Pertinent Information

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

●	“Affiliated Entities” are referred to our subsidiaries, Zhejiang Jiuzi, our VIE; and Shangli Jiuzi.

●	“China” or the “PRC” are referred to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this prospectus only;

●	“Jiuzi HK” is referred to Jiuzi (HK) Limited, a limited liability company organized under the laws of Hong Kong;

●	“Jiuzi WFOE” is referred to Zhejiang Navalant New Energy Automobile Co. Ltd, a limited liability company organized under the laws of the PRC, which is wholly-owned by Jiuzi HK;

●	“Ordinary shares” refer to the ordinary shares of the Company, par value US$0.005 per share;

●	“Shangli Jiuzi” is referred to Shangli Jiuzi New Energy Vehicles Co., Ltd., a PRC company and 59% owned subsidiary of Zhejiang Jiuzi;

●	“VIE” is referred to Zhejiang Jiuzi, our variable interest entity;

●	“VIE Agreements” are referred to a series of contractual arrangements, including the Exclusive Business Cooperation Agreement, the Exclusive Option Agreement and the Share Pledge Agreement between Jiuzi WFOE and VIE;

●	“we,” “us,” or “the Company” are referred to one or more of Jiuzi Holdings Inc., and its subsidiaries and VIE, as the case may be;

●	“Zhejiang Jiuzi” is referred to Zhejiang Jiuzi New Energy Vehicles Co., Ltd., our VIE in the PRC.

Our business is conducted by Zhejiang Jiuzi, our VIE in the PRC, using Renminbi, or RMB, the official currency of China. Our consolidated financial statements are presented in United States dollars. In this prospectus, we refer to assets, obligations, commitments and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

ii

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ordinary share, discussed under “Risk Factors,” before deciding whether to buy our ordinary share.

Overview

We franchise and operate retail stores under brand name “Jiuzi”, which sell new energy vehicles, or NEVs, in third-fourth tier cities in China. Most of the NEVs we sell are battery-operated electric vehicles, and a portion are plug-in electric vehicles. As of the date of this prospectus, we have 18 operating franchise stores and one company-owned store in China. The business relationship between Jiuzi and its independent franchisees is supported by adhering to standards and policies and is of fundamental importance to the overall performance and protection of the “Jiuzi” brand.

Primarily a franchisor, our franchising model enables an individual to be its own employer and maintain control over all employment-related matters, marketing and pricing decisions, while also benefiting from our Jiuzi brand, resources and operating system. In collaboration with franchisees, we are able to further develop and refine our operating standards, marketing concepts and product and pricing strategies.

Our revenues consist of sales by our Company-operated store and fees from stores operated by franchisees, which include initial franchise fees and sales commissions. These fees, along with operating rights, are stipulated in our franchise agreements.

We have good relationships with more than twenty NEV manufacturers, including BYD, Geely, and Chery, as well as battery/component manufacturers such as Beijing Zhongdian Boyu, Shenzhen Jishuchongke and Youbang Electronics which focus on manufacturing charging piles, and Guoxuan Gaoke, and Futesi in battery production. We are able to access more brands and obtain more competitive pricing to attract potential franchisees and to meet customer demands. On the capital side, we cooperate with various capital platforms including Beijing Tianjiu Xingfu Control Group and Qinghua Qidi Zhixing, through which our franchisees and their vehicle buyers can obtain financing. Our business partners help us in providing a variety of products and extend our geographic reach.

Benefiting from favorable state policies subsidizing the NEV industry, China’s NEVs production started flourishing around 2015 and 2016, pursuant to the 2016-2020 New Energy Vehicle Promotion Fiscal Support Guidance and Notice regarding “the Thirteenth Five-year Plan” New Energy Vehicles Battery Infrastructure Support Policy. In 2016, China released a series of financial subsidy policies targeted at NEV production. We conducted market research in 2016 and eventually launched our business in 2017. We have built a full-scale modern business management operation, supported by our operations department and marketing department. We aim to build an online-offline operating system in which our headquarters effectively empowers our franchisees with our brand recognition, client source, financial support, technology inspiration, operating and transportation assistance through the online platform. Our fully-developed supply chain will provide solid support for store location expansion. Our franchisees’ conformity to Jiuzi’s standards will help us in our business expansion and implementation of our growth strategy.

We plan to adopt an innovative one-stop vehicle sales model for our vehicle buyers, who is expected to have access to more brands, better services and more affordable pricing.

Our History and Corporate Structure

Jiuzi Holdings Inc. is a Cayman Islands exempted company incorporated on October 10, 2019. We conduct our business in China through our Affiliated Entities. The consolidation of our Company and our Affiliated Entities has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

Under our memorandum of association, we are authorized to issue 10,000,000 ordinary shares of a single class, par value US$0.005 per ordinary share. As of the date hereof, there are a total of 1,000,000 ordinary shares issued and outstanding. Shuibo Zhang, our Chairman of the Board of Directors and Chief Executive Officer, is currently the beneficial owner of 79.50% of our outstanding ordinary shares, of which 100% are directly held by Jiuzi One Limited, an entity 100% owned by Mr. Zhang. In addition, Kezhen Li, our Director, is currently the beneficial ownership of 7% of our outstanding ordinary shares, of which 100% are directly held by Jiuzi Nine Limited, an entity 100% owned by Ms. LI. As a result, our directors and officers collectively own 86.5% of our outstanding ordinary shares and have controlling interest of our Company. Please see “Risk Factors- Since our Directors and Executive Officers will own at least                   % of our ordinary shares following the initial public offering, they will have the ability to elect directors and approve matters requiring shareholder approval by way of resolution of members.”

Jiuzi HK was incorporated on October 25, 2019 under the law of Hong Kong SAR. Jiuzi HK is our wholly-owned subsidiary and is currently not engaging in any active business and merely acting as a holding company.

Jiuzi WFOE was incorporated on June 5, 2020 under the laws of the People’s Republic of China. It is a wholly-owned subsidiary of Jiuzi HK and a wholly foreign-owned entity under the PRC laws. The registered principal activity of the company is new energy vehicle retail, new energy vehicle component sales, new energy vehicle battery sales, vehicle audio equipment and electronics sales, vehicle ornament sales, technology service and development, marketing planning, vehicle rentals, etc. Jiuzi WFOE had entered into contractual arrangements with Zhejiang Jiuzi and its shareholders.

Zhejiang Jiuzi was incorporated on May 26, 2017 under the laws of the People’s Republic of China. Its registered business scope includes wholesale and retail of NEVs and NEV components, vehicle maintenance products, technology development of NEVs, Marketing and consulting regarding NEV products, vehicle rentals, event organization, client services regarding vehicle registration, and online business technology.

Shangli Jiuzi was incorporated on May 10, 2018 under the laws of the People’s Republic of China. Its registered business scope is to engage in retailing NEVs, NEV components, NEV batteries, NEV marketing, vehicle maintenance, used vehicle sales, and car rentals. Zhejiang Jiuzi is the beneficial owner of 59% equity interest of Shangli Jiuzi.

Contractual Arrangements between Jiuzi WFOE and Zhejiang Jiuzi

Due to PRC legal restrictions on foreign ownership, neither we nor our subsidiaries own any direct equity interest in Zhejiang Jiuzi. Instead, we control and receive the economic benefits of Zhejiang Jiuzi’s business operation through a series of contractual arrangements. Jiuzi WFOE, Zhejiang Jiuzi and the Zhejiang Jiuzi Shareholders entered into a series of contractual arrangements, also known as VIE Agreements, on June 15, 2020. The VIE agreements are designed to provide Jiuzi WFOE with the power, rights and obligations equivalent in all material respects to those it would possess as the sole equity holder of Zhejiang Jiuzi, including absolute control rights and the rights to the assets, property and revenue of Zhejiang Jiuzi.

Each of the VIE Agreements is described in detail below:

Exclusive Option Agreement

Under the Exclusive Option Agreement, the Zhejiang Jiuzi Shareholders irrevocably granted Jiuzi WFOE (or its designee) an exclusive right to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, a portion or whole of the equity interests or assets in Zhejiang Jiuzi held by the Zhejiang Jiuzi Shareholders. The purchase price is RMB 10 and subject to any appraisal or restrictions required by applicable PRC laws and regulations.

The agreement takes effect upon parties signing the agreement, and remains effective for 10 years, extendable upon Jiuzi WFOE or its designee’s discretion.

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreement between Zhejiang Jiuzi and Jiuzi WFOE, Jiuzi WFOE provides Zhejiang Jiuzi with technical support, consulting services and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, business management and information. For services rendered to Zhejiang Jiuzi by Jiuzi WFOE under this agreement, Jiuzi WFOE is entitled to collect a service fee that shall be calculated based upon service hours and multiple hourly rates provided by Jiuzi WFOE. The service fee should approximately equal to Zhejiang Jiuzi’s net profit.

The Exclusive Business Cooperation Agreement shall remain in effect for ten years unless earlier terminated upon written confirmation from both Jiuzi WFOE and Zhejiang Jiuzi before expiration. Otherwise, this agreement can only be extended by Jiuzi WFOE and Zhejiang Jiuzi does not have the right to terminate the agreement unilaterally.

Share Pledge Agreement

Under the Share Pledge Agreement between Jiuzi WFOE and certain shareholders of Zhejiang Jiuzi together holding 1,000,000 shares, or 100% of the equity interests, of Zhejiang Jiuzi (“Zhejiang Jiuzi Shareholders”), the Zhejiang Jiuzi Shareholders pledged all of their equity interests in Zhejiang Jiuzi to Jiuzi WFOE to guarantee the performance of Zhejiang Jiuzi’s obligations under the Exclusive Business Cooperation Agreement. Under the terms of the Share Pledge Agreement, in the event that Zhejiang Jiuzi breaches its contractual obligations under the Exclusive Business Cooperation Agreement, Jiuzi WFOE, as pledgee, will be entitled to certain rights, including, but not limited to, the right to dispose of dividends generated by the pledged equity interests. The Zhejiang Jiuzi Shareholders also agreed that upon occurrence of any event of default, as set forth in the Share Pledge Agreement, Jiuzi WFOE is entitled to dispose of the pledged equity interest in accordance with applicable PRC laws. The Zhejiang Jiuzi Shareholders further agree not to dispose of the pledged equity interests or take any actions that would prejudice Jiuzi WFOE’s interest.

The Share Pledge Agreement shall be effective until the full payment of the service fees under the Business Cooperation Agreement has been made and upon termination of Zhejiang Jiuzi’s obligations under the Business Cooperation Agreement.

The purposes of the Share Pledge Agreement are to (1) guarantee the performance of Zhejiang Jiuzi’s obligations under the Exclusive Business Cooperation Agreement, (2) ensure the shareholders of Zhejiang Jiuzi do not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice Jiuzi WFOE’s interests without Jiuzi WFOE’s prior written consent and (3) provide Jiuzi WFOE control over Zhejiang Jiuzi.

Our Competitive Advantages

Competition in the automotive industry is intense and evolving. We believe the impact of new regulatory requirements for occupant safety and vehicle emissions, technological advances in powertrain and consumer electronic components, and shifting customer demands and expectations are causing the industry to evolve in the direction of electric-based vehicles. We believe our primary competitive advantages are:

●	We entered the industry at a relatively early point and thus have stronger brand recognition and consumer acceptance. We received “2018 Zhejiang Business New Project” from Zhejiang Province Trade and Business Industry Association in 2018, and “Best Investment Potential” award from Leading Capital Summit for Mid to Small Business in 2019;

●	We have a large number of franchisees and strong customer demand, which add to our leverage over supply chains in terms of selections and pricing;

●	Our franchise stores have more space (5,000-12,000 square feet) compared to our competitors and we have a wide range of business partners, both of which help us provide better customer experiences; and

●	The cost of launching a new franchisee is relatively low as compared to traditional 4S stores, and it is easier to expand our franchise stores to cover geographical areas and lower the advertisement cost for our franchisees. In comparison to traditional 4S stores, our franchisees are also able to carry more brands of NEVs.

Our Growth Strategies

We aim to build an operating system in which the headquarters effectively empowers franchisees with our brand recognition, client source, financial support, technology inspiration, operating and transportation assistance. Our growth strategies include the following:

●	Continue brand building and franchise stores expansion: We continue building our brand recognition through existing franchise stores and opening more new ones. Our focus is in China’s third-fourth-fifth-tier cities. Our franchisees in these small cities are expected to mainly serve as NEV outlets, where large quantities of fragmented transactions are conducted with NEVs sales to mostly consumers in towns, communities and neighborhoods through word of mouth.

●	Convert existing 4S stores to our franchise stores: Generally, 4S stores are operating under heavy financial pressures and regulatory burdens given their bigger size and less flexible business models. Many 4S stores suffer operating losses and some may even go out of business. We plan to enter into agreements with such struggling 4S stores, under which we will convert them into Jiuzi franchise stores.

●	Develop online-offline technology platform and sales channel: We are developing an online technology platform and planning to build an online-offline business model, as well as using data-driven technologies to deliver an improved shopping experience for consumers and an enhanced operational efficiency for suppliers.

●	Establish display centers and distribution centers: In first-second tier cities, we plan to set up showrooms of high-end NEVs to convey a message of a green concept and new energy lifestyle. We are not planning to use a franchise model in these locations; instead, we will build our distribution centers by taking advantage of the cities’ well-established transportation infrastructure.

●	Reduce overall costs for our operations: In light of the intensive competition in the NEVs industry and COVID-19 outbreak, we intend to reduce our overall costs through better vehicles sourcing channel, in order to strengthen our short-term cash flows.

●	Strengthen our brand recognition through Jiuzi New Energy Vehicles Life Club: We regularly arrange social activities among buyers and their families, including outdoor activities, movie nights, test driving events, vehicle owner cultural events, and charity events. We are devoted to enhancing member relations and active lifestyle, through which we promote NEVs and strengthen our brand recognition.

Coronavirus (COVID-19) Update

Recently, there is an ongoing outbreak of a novel strain of coronavirus (COVID-19) first identified in China and has since spread rapidly globally. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities globally for the past few months. In March 2020, the World Health Organization declared the COVID-19 to be a pandemic. Given the rapidly expanding nature of the COVID-19 pandemic, and because substantially all of our business operations and our workforce are concentrated in China, we believe there is a risk that our business, results of operations, and financial condition will be adversely affected. Potential impact to our results of operations will also depend on future developments and new information that may emerge regarding the duration and severity of the COVID-19 and the actions taken by government authorities and other entities to contain the COVID-19 or mitigate its impact, almost all of which are beyond our control.

The impact of COVID-19 on our business, financial condition, and results of operations include, but are not limited to, the following:

●	Our franchisees temporally closed their stores to adhere to the local government policy beginning from the end of January 2020 to March 2020, as required by relevant PRC regulatory authorities. Our office and Shangli Jiuzi store reopened in April 2020 and our franchisees are gradually re-opening their stores.

●	Our vehicle buyers could potentially be negatively impacted by the outbreak, which may reduce the demand of our products. As a result, our revenue and income may be negatively impacted in 2020.

●	We have suspended all in-person marketing and advertising activities and moved such activities online. We adopted online training programs to prepare our franchisees for combating future COVID-19 situations.

●	The situation may worsen if the COVID-19 outbreak continues. We will continue to closely monitor our operations throughout 2020.

●	The global stock markets have experienced, and may continue to experience, significant decline from the COVID-19 outbreak. It is possible that the price of our ordinary shares will decline significantly after the consummation of this offering, in which case, you may lose your investment.

Because of the uncertainty surrounding the COVID-19 outbreak, the business disruption and the related financial impact related to the outbreak of and response to the coronavirus cannot be reasonably estimated at this time. For a detailed description of the risks associated with the novel coronavirus, see “Risk Factors—Risks Related to Our Business—Our business could be materially harmed by the ongoing coronavirus (COVID-19) pandemic.”

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012, and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our filings with the SEC;

●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

●	reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our ordinary shares pursuant to this offering. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act.

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a U.S. domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

We intend to comply with the NASDAQ corporate governance rules applicable to foreign private issuers, which permit us to follow certain corporate governance rules that conform to the Cayman Islands requirements in lieu of many of the NASDAQ corporate governance rules applicable to U.S. companies. As a result, our corporate governance practices may differ from those you might otherwise expect from a U.S. company listed on NASDAQ.

Corporate Information

Our principal executive office is located at 4F No. 1 Building, Jinsha Lake Business Center, Economic Technology District, Hangzhou, Zhejiang, China 311103. The telephone number of our principal executive offices is +86-0571-82651956. Our registered agent in the Cayman Islands is Osiris International Cayman Limited. Our registered office and our registered agent’s office in the Cayman Islands are both located at Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands. Our agent for service of process in the United States is                                .

THE OFFERING

Shares Offered	ordinary shares (or ordinary shares assuming that the underwriters exercise their over-allotment option in full)

Over-allotment Option	We have granted the underwriter an option exercisable up to 45 days after the closing of this offering to purchase up to an additional 15% of the ordinary shares sold in this offering on the same terms as the other ordinary shares being purchased by the underwriter from us.

Ordinary share outstanding prior to completion of this offering	1,000,000 ordinary shares

Ordinary share outstanding immediately after this offering	ordinary shares (or ordinary shares assuming that the underwriters exercise their over-allotment option in full)

Use of Proceeds	We estimate that our net proceeds from this offering will be approximately $ , based on an initial public offering price of $ per ordinary share and after deducting estimated underwriting discounts and advisory fee and estimated offering expenses and assuming no exercise of the over-allotment option granted to the underwriters. We intend to use the net proceeds from this offering for (1) marketing and “Jiuzi” brand building, (2) franchise store expansion and support, franchisee training, (3) development and launching of online-offline technology platform and (4) general working capital. See “Use of Proceeds” for more information.

Underwriter	Boustead Securities, LLC

Underwriters’ Warrants	We have agreed to sell to Boustead Securities, LLC, warrants (the “Underwriter’s Warrants”) to purchase up to a total of ordinary shares (equal to (7)% of the aggregate number of ordinary shares sold in the offering) at a price equal to 100% of the price of our ordinary shares offered hereby. The Underwriter will receive Underwriter’s Warrants if for the portion of the offering pursuant to the over-allotment option.

NASDAQ Trading symbol	We intend to list our ordinary shares on Nasdaq under the symbol “JZXN”. Our application could be rejected by Nasdaq, and this offering may not close until we have received Nasdaq’s approval for our application.

Transfer Agent

Risk Factors	Investing in these securities involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section of, and elsewhere in, this prospectus before deciding to invest in our ordinary shares.

Lock-Up	We, our directors and executive officers, and our existing beneficial owners of 5% or more of our outstanding ordinary shares have agreed with the underwriter, subject to certain exceptions, not to sell, transfer or otherwise dispose of any ordinary shares for a period ending 180 days after the commencement of the trading of the ordinary shares. See “Underwriting” for more information.

SELECTED FINANCIAL DATA

The following tables set forth selected historical statements of operations and balance sheet data for the fiscal years ended October 31, 2019 and 2018, which have been derived from our audited financial statements for those periods. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in the prospectus.

	For the Fiscal Years Ended October 31,
	2019	2018
	US$ (audited)	US$ (audited)
Statement of operation data:
Revenues	$7,978,099	$4,305,523
Cost of revenues	3,116,176	2,121,388
Gross profits	4,861,923	2,184,135
Selling and marketing expense	40,723	3,189
General and administrative expenses	1,101,415	1,545,300
Income taxes	540,782	135,397
Net income	3,206,267	554,990
Earnings per share, basic and diluted(1)	3.21	0.55
Weighted average ordinary shares outstanding(1)	3.21	0.55

Balance sheet data
Current assets	6,083,641	5,604,872
Total assets	7,066,067	7,639,701
Total liabilities	2,410,970	6,284,312
Total shareholders’ equity	4,655,097	1,355,389

RISK FACTORS

An investment in our ordinary share involves a high degree of risk. Before deciding whether to invest in our ordinary share, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our ordinary share to decline, resulting in a loss of all or part of your investment. The risks described below and in the documents referenced above are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our ordinary share if you can bear the risk of loss of your entire investment.

Risks Related to Our Business

We rely on China’s automotive industry for our net revenues and future growth, the prospects of which are subject to many uncertainties, including government regulations and policies.

We rely on China’s automotive industry for our net revenues and future growth. We have greatly benefited from the rapid growth of China’s automotive industry during the past few years. However, the prospects of China’s automotive industry are subject to many uncertainties, including those relating to general economic conditions in China, the urbanization rate of China’s population and the cost of automobiles. In addition, government policies may have a considerable impact on the growth of the automotive industry in China. For example, in an effort to alleviate traffic congestion and improve air quality, a number of cities, including Beijing, Shanghai, Guangzhou, Tianjin, Harbin, and Hangzhou, have issued regulations to limit the number of new passenger car plates issued each year starting from 2010. In 2018, Beijing local government extended for another year existing restrictions on private vehicle use, which greatly reduced the number of automobiles on the road. On the bright side, both central and local governments in China have adopted a series of favorable policies targeted at new energy vehicle manufacturers. For example, on January 29, 2019, the Development and Reformation Commission released a national development plan that launched a new energy public transportation vehicle subsidy plan and reinforced the existing battery infrastructure development. On June 6, 2019, the Development and Reformation Commission released a proposal that eliminates restrictions on NEV purchase and use. Such regulatory developments, as well as other uncertainties, may affect the growth prospects of China’s automotive industry, and in turn reduce consumer demand for automobiles. If automakers, auto dealers or automotive service providers reduce their marketing expenditures as a result, our business, financial condition and results of operations could be materially and adversely affected.

Our business is substantially dependent on our collaboration with our suppliers, including automakers, auto dealers, and automotive service providers, and our agreements with them typically do not contain long-term contractual commitments.

Our business is substantially dependent on our collaboration with automakers, auto dealers and automotive service providers. We generally enter into cooperation agreements with them without imposing any contractual obligations requiring them to maintain their relationships with us beyond the completion of each such event we organize or beyond the contractual term. Accordingly, there is no guarantee for future cooperation after the event and there is no assurance that we can maintain stable and long-term business relationships with any such automakers. If a significant number of our industry vehicle buyers terminate or do not renew their agreements with us and we are not able to replace these business partners on commercial reasonable terms in a timely manner or at all, our business, results of operations and financial condition would be materially and adversely affected.

If we fail to attract and retain automobile consumers, our business and results of operations may be materially and adversely affected.

In order to maintain and strengthen our leading market position and to attract industry vehicle buyers, we must continue to attract and retain consumers to our auto shows and other offline events. We must also innovate and introduce services and applications that improve consumers’ purchase experience. In addition, we must maintain and enhance our brand recognition among automobile consumers.

If we fail to enhance consumers’ ability to secure favorable purchase prices, offer a superior purchase experience or maintain and enhance our brand, we may not be able to attract and retain automobile consumers and thus fail to retain and attract our industry vehicle buyers, from whom we derive our net revenues, and our brand and reputation may be materially and adversely affected.

Our business is subject to risks related to the overall automotive industry ecosystem, including consumer demand, consumption habits, global supply chain challenges and other macroeconomic issues.

Decreasing consumer demand could adversely affect the market for automobile purchases and, as a result, adversely affect our business. Consumer purchases of new and used automobiles generally decline during recessionary periods and other periods in which disposable income is adversely affected. Purchases of new and used automobiles are typically discretionary for consumers and have been, and may continue to be, affected by negative trends in the economy, including the rising cost of energy and gasoline, the limited availability and increasing cost of credit, reductions in business and consumer confidence, stock market volatility, and increased unemployment. Further, in recent years the automotive market has experienced rapid changes in technology and consumer demands. Self-driving technology, ride sharing, transportation networks, and other fundamental changes in transportation could impact consumer demand for the purchase of automobiles. A reduction in the number of automobiles purchased by consumers could adversely affect automakers and auto dealers and lead to a reduction in their spending on our services. In addition, our business may be negatively affected by challenges to the overall automotive industry ecosystem, including global supply chain challenges and other macroeconomic issues such as the recent trade tension between China and the United States. The occurrence of any of the foregoing could materially and adversely affect our business, results of operations, and financial condition.

Our future growth is dependent on the demand for, and upon consumers’ willingness to adopt electric vehicles.

Demand for automobile sales depends to a large extent on general, economic, political and social conditions in a given market and the introduction of new vehicles and technologies. As our business grows, economic conditions and trends will impact our business, prospects and operating results as well.

Demand for our electric vehicles may also be affected by factors directly impacting automobile price or the cost of purchasing and operating automobiles such as sales and financing incentives, prices of raw materials and parts and components, cost of fuel and governmental regulations, including tariffs, import regulation and other taxes. Volatility in demand may lead to lower vehicle unit sales, which may result in further downward price pressure and adversely affect our business, prospects, financial condition and operating results.

In addition, the demand for NEVs will highly depend upon the adoption by consumers of NEVs in general and electric vehicles in particular. The market for NEVs is still rapidly evolving, characterized by rapidly changing technologies, price and other competition, evolving government regulation and industry standards and changing consumer demands and behaviors.

Other factors that may influence the adoption of alternative fuel vehicles, and specifically electric vehicles, include:

●	perceptions about electric vehicle quality, safety, design, performance and cost, especially if adverse events or accidents occur that are linked to the quality or safety of electric vehicles, whether or not such vehicles are produced by us or other manufacturers;

●	perceptions about vehicle safety in general, in particular safety issues that may be attributed to the use of advanced technology, including electric vehicle and regenerative braking systems;

●	the limited range over which electric vehicles may be driven on a single battery charge and the speed at which batteries can be recharged;

●	the decline of an electric vehicle’s range resulting from deterioration over time in the battery’s ability to hold a charge;

●	concerns about electric grid capacity and reliability;

●	the availability of NEVs, including plug-in hybrid electric vehicles;

●	improvements in the fuel economy of the internal combustion engine;

●	the availability of service for electric vehicles;

●	the environmental consciousness of consumers;

●	access to charging stations, standardization of electric vehicle charging systems and consumers’ perceptions about convenience and cost to charge an electric vehicle;

●	the availability of tax and other governmental incentives to purchase and operate electric vehicles or future regulation requiring increased use of nonpolluting vehicles;

●	perceptions about and the actual cost of alternative fuel; and

●	macroeconomic factors.

Any of the factors described above may cause current or potential vehicle buyers not to purchase NEVs. If the market for electric vehicles does not develop as we expect or develops more slowly than we expect, our business, prospects, financial condition and operating results will be affected.

The unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for electric vehicles and domestically produced vehicles could have a material adverse effect on our business, financial condition, operating results and prospects.

Our growth depends significantly on the availability and amounts of government subsidies, economic incentives and government policies that support the growth of NEVs generally and electric vehicles specifically.

On April 10, 2018, President Xi Jinping vowed to open China’s economy further and lower import tariffs on products including cars, in a speech during the Boao Forum. According to an announcement by the Chinese government, the tariff on imported passenger vehicles (other than those originating in the United States of America) will be reduced to 15% starting from July 1, 2018. As a result, our pricing advantage could be diminished. On June 28, 2018, the National Development and Reform Commission, or NDRC, and the Ministry of Commerce, or the MOFCOM, promulgated the Special Administrative Measures for Market Access of Foreign Investment, or the Negative List, effective on July 28, 2018, under which the limits on foreign ownership of auto manufacturers will be lifted by 2022 for internal combustion engines vehicles and in 2018 for NEVs. As a result, foreign electrical vehicles competitors, such as Tesla, could build wholly-owned facilities in China without the need for a domestic joint venture partner. These changes could increase our competition and reduce our pricing advantage.

Our vehicles also benefit from government policies including tariffs on imported cars. However, China’s central government has announced a phase-out schedule for the subsidies provided for purchasers of certain NEVs, which provides that the amount of subsidies provided for purchasers of certain NEVs in 2019 and 2020 will be reduced by 20% as compared to 2017 levels. Any reduction in national subsidies will also lower the maximum local subsidies that can be provided. Furthermore, China’s central government provides certain local governments with funds and subsidies to support the roll out of a charging infrastructure. See “Regulation—Favorable Government Policies on NEVs in the PRC.” These policies are subject to change and beyond our control. We cannot assure you that any changes would be favorable to our business. Furthermore, any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of electric vehicles, fiscal tightening or other factors may result in the diminished competitiveness of the alternative fuel vehicle industry generally or our electric vehicles in particular. Any of the foregoing could materially and adversely affect our business, results of operations, financial condition and prospects.

We may fail to successfully grow or operate our franchise business as our franchisees may fail to operate the franchise stores effectively or we may be unable to maintain our relationships with our franchisees.

We generate our revenues through initial franchise fees and sales commissions. We expect our revenues to increase as we grow. We rely on our existing franchisees to open and operate new vehicle stores and our ability to attract new franchisees. Our franchisees are independent operators and are responsible for the profitability and financial viability of their franchisee stores. However, if our franchisees fail to operate their stores effectively or grow their operations, our financial condition and results of operations may be materially and adversely affected.

Upon expiration of the franchise agreement, we may not be able to renew because it is subject to mutual agreement by both parties. If we fail to renew the franchise agreement, it may also adversely impact our financial condition and results of operations.

We may not be able to effectively monitor the operations of franchise stores.

Our franchisees are required to comply with our standardized operating procedures and requirements for the franchise stores. However, we may not be able to effectively monitor the operations of these stores as our franchisees may deviate from our standards and requirements. Moreover, we do not control the actions of their employees, including their salespersons. As a result, the quality of franchise stores operations may be adversely affected by any number of factors beyond our control.

While we ultimately can take action to terminate or choose not to renew existing franchise agreements with franchisees who do not comply with the terms and conditions stipulated by our franchise agreements, including standardized operating procedures, we may not be immediately aware or able to identify problems or take actions quickly enough to resolve these problems. This may lead to potential legal and regulatory non-compliance incidents. For instance, lack of the requisite permits and licenses to operate the franchise stores or a failure in registration of franchise agreements with PRC authorities may subject our franchisees to regulatory risks, which may significantly affect our brand, the results of operations of the franchise stores and in turn adversely and materially affect our financial condition.

We depend on certain key personnel and loss of these key personnel could have a material adverse effect on our business, financial condition and results of operations.

Our success is, to a certain extent, attributable to the management, sales and marketing, and research and development expertise of key personnel. We depend upon the services of Mr. Shuibo Zhang, our Chief Executive Officer and Chairman of the Board, Mr. Qi Zhang, our Chief Operating Officer, and Ms. Kezhen Li, our Director, for the continued growth and operation of our Company, due to his industry experience, technical expertise, as well as his personal and business contacts in the PRC. Although we have no reason to believe that our directors and executive officers will discontinue their services with us or Zhejiang Jiuzi, the interruption or loss of his services would adversely affect our ability to effectively run our business and pursue our business strategy as well as our results of operations. We do not carry key man life insurance for any of our key personnel, nor do we foresee purchasing such insurance to protect against the loss of key personnel.

We may not be able to hire and retain qualified personnel to support our growth and if we are unable to retain or hire these personnel in the future, our ability to improve our products and implement our business objectives could be adversely affected.

We must attract, recruit and retain a sizeable workforce of technically competent employees. Competition for senior management and personnel in the PRC is intense and the pool of qualified candidates in the PRC is limited. We may not be able to retain the services of our senior executives or personnel, or attract and retain high-quality senior executives or personnel in the future. This failure could materially and adversely affect our future growth and financial condition.

If we fail to maintain and enhance our brand name recognition, we may face difficulty in attracting new franchisees and meeting customer demands.

Although our brand is well-respected in the NEV industry in China, we still believe that maintaining and enhancing our brand name recognition in a cost-effective manner is critical to achieving widespread acceptance of our current and future vehicles and services and is an important element in our effort to increase our customer base. Successful promotion of our brand name will depend largely on our marketing efforts and ability to provide reliable and quality products at competitive prices. Brand promotion activities may not necessarily yield increased revenue, and even if they do, any increased revenue may not offset the expenses we will incur in marketing activities. If we fail to successfully promote and maintain our brand, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract new vehicle buyers or retain our existing vehicle buyers, in which case our business, operating results and financial condition, would be materially adversely affected.

Our success depends on our ability to protect our intellectual property.

Our success depends on our ability to obtain and maintain trademark protection for our brand name, in the PRC and in other countries. There is no assurance that any of our existing and future trademarks will be held valid and enforceable against third-party infringement or that our vehicles will not infringe any third-party patent or intellectual property. We have owned valid trademarks within PRC. Third parties may oppose our trademark applications or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing these new brands. Further, our competitors may infringe our trademarks, or we may not have adequate resources to enforce our trademarks.

Adverse publicity associated with our network marketing program, or those of similar companies, could harm our financial condition and operating results.

The results of our operations may be significantly affected by the public’s perception of our product and similar companies. This perception depends upon opinions concerning:

●	the safety and quality of the vehicles we sell;

●	the safety and quality of similar vehicles distributed by other companies; and

●	our franchisees and sales forces.

Adverse publicity concerning any actual or purported failure to comply with applicable laws and regulations regarding product claims and advertising, good manufacturing practices, or other aspects of our business, whether or not resulting in enforcement actions or the imposition of penalties, could have an adverse effect on our goodwill and could negatively affect our sales and ability to generate revenue.

Risks Related to Our Corporate Structure

We rely on contractual arrangements with our variable interest entity and its subsidiary in China for our business operations, which may not be as effective in providing operational control or enabling us to derive economic benefits as through ownership of controlling equity interests.

We rely on and expect to continue to rely on our wholly owned PRC subsidiary’s contractual arrangements with Zhejiang Jiuzi and its shareholders to operate our business. These contractual arrangements may not be as effective in providing us with control over Zhejiang Jiuzi as ownership of controlling equity interests would be in providing us with control over, or enabling us to derive economic benefits from the operations of Zhejiang Jiuzi. Under the current contractual arrangements, as a legal matter, if Zhejiang Jiuzi or any of Zhejiang Jiuzi Shareholders fails to perform its, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if Zhejiang Jiuzi Shareholders were to refuse to transfer their equity interests in Zhejiang Jiuzi to us or our designated persons when we exercise the purchase option pursuant to these contractual arrangements, we may have to take a legal action to compel them to fulfill their contractual obligations.

If (i) the applicable PRC authorities invalidate these contractual arrangements for violation of PRC laws, rules and regulations, (ii) any variable interest entity or its shareholders terminate the contractual arrangements or (iii) any variable interest entity or its shareholders fail to perform its/his/her obligations under these contractual arrangements, our business operations in China would be materially and adversely affected, and the value of your shares would substantially decrease. Further, if we fail to renew these contractual arrangements upon their expiration, we would not be able to continue our business operations unless the then current PRC law allows us to directly operate businesses in China.

In addition, if any variable interest entity or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of the variable interest entities undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business and our ability to generate revenues.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our operating entities and we may be precluded from operating our business, which would have a material adverse effect on our financial condition and results of operations.

Zhejiang Jiuzi Shareholders may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The equity interests of Zhejiang Jiuzi are held by a total of five shareholders. Their interests may differ from the interests of our Company as a whole. They may breach, or cause Zhejiang Jiuzi to breach, or refuse to renew the existing contractual arrangements we have with Zhejiang Jiuzi, which would have a material adverse effect on our ability to effectively control Zhejiang Jiuzi and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with Zhejiang Jiuzi to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our Company or such conflicts will be resolved in our favor.

Currently, we do not have arrangements to address potential conflicts of interest the shareholders of our consolidated VIE may encounter, on one hand, and as a beneficial owner of our Company, on the other hand. We, however, could, at all times, exercise our option under the Exclusive Option Agreement to cause them to transfer all of their equity ownership in our consolidated VIE to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of our consolidated VIE as provided under the power of attorney, directly appoint new directors of our consolidated VIE. We rely on the shareholders of our consolidated VIE to comply with PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our Company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our consolidated VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIE owe/owes additional taxes, which could negatively affect our results of operations and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our WFOE, our variable interest entity Zhejiang Jiuzi and the shareholders of Zhejiang Jiuzi were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust Zhejiang Jiuzi’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Zhejiang Jiuzi for PRC tax purposes, which could, in turn, increase their tax liabilities without reducing Jiuzi WFOE’s tax expenses. In addition, if Jiuzi WFOE requests the Zhejiang Jiuzi Shareholders to transfer their equity interests in Zhejiang Jiuzi at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject Jiuzi WFOE to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on Zhejiang Jiuzi for the adjusted but unpaid taxes according to the applicable regulations. Our results of operations could be materially and adversely affected if Zhejiang Jiuzi’s tax liabilities increase or if they are required to pay late payment fees and other penalties.

If we exercise the option to acquire equity ownership of Zhejiang Jiuzi, the ownership transfer may subject us to certain limitation and substantial costs.

Pursuant to the contractual arrangements, Jiuzi WFOE has the exclusive right to purchase all or any part of the equity interests in Zhejiang Jiuzi from Zhejiang Jiuzi’s shareholders for a nominal price, unless the relevant government authorities or then applicable PRC laws request that a minimum price amount be used as the purchase price, in such case the purchase price shall be the lowest amount under such request. The Zhejiang Jiuzi Shareholders will be subject to PRC individual income tax on the difference between the equity transfer price and the then current registered capital of Zhejiang Jiuzi. Additionally, if such a transfer takes place, the competent tax authority may require Jiuzi WFOE to pay enterprise income tax for ownership transfer income with reference to the market value, in which case the amount of tax could be substantial.

Risks Related to Doing Business in China

PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from this offering and/or future financing activities to make loans or additional capital contributions to our PRC operating subsidiaries.

As an offshore holding company with PRC subsidiaries, we may transfer funds to our Affiliate Entities or finance our operating entity by means of loans or capital contributions. Any capital contributions or loans that we, as an offshore entity, make to our Company’s PRC subsidiaries, including from the proceeds of this offering, are subject to PRC regulations. Any loans to our PRC subsidiaries, which are foreign-invested enterprises, cannot exceed statutory limits based on the difference between the amount of our investments and registered capital in such subsidiaries, and shall be registered with China’s State Administration of Foreign Exchange (“SAFE”), or its local counterparts. Furthermore, any capital increase contributions we make to our PRC subsidiaries, which are foreign-invested enterprises, shall be approved by China’s Ministry of Commerce (“MOFCOM”), or its local counterparts. We may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to obtain such approvals or make such registration, our ability to make equity contributions or provide loans to our Company’s PRC subsidiaries or to fund their operations may be negatively affected, which may adversely affect their liquidity and ability to fund their working capital and expansion projects and meet their obligations and commitments. As a result, our liquidity and our ability to fund and expand our business may be negatively affected.

We must remit the offering proceeds to China before they may be used to benefit our business in China, and this process may take several months to complete.

The process for sending the proceeds from this offering back to China may take as long as six months after the closing of this offering. In utilizing the proceeds of this offering in the manner described in “Use of Proceeds,” as an offshore holding company of our PRC operating subsidiaries, we may make loans to our Affiliated Entities, or we may make additional capital contributions to our Affiliate Entities. Any loans to our Affiliated Entities are subject to PRC regulations. For example, loans by us to our subsidiaries in China, which are foreign-invested enterprises, to finance their activities cannot exceed statutory limits and must be registered with SAFE.

To remit the proceeds of the offering, we must take the following steps:

●	First, we will open a special foreign exchange account for capital account transactions. To open this account, we must submit to SAFE certain application forms, identity documents, transaction documents, form of foreign exchange registration of overseas investments of the domestic residents, and foreign exchange registration certificate of the invested company. As of the date of this prospectus, we have already opened a special foreign exchange account for capital account transactions.

●	Second, we will remit the offering proceeds into this special foreign exchange account.

●	Third, we will apply for settlement of the foreign exchange. In order to do so, we must submit to SAFE certain application forms, identity documents, payment order to a designated person, and a tax certificate.

The timing of the process is difficult to estimate because the efficiencies of different SAFE branches can vary significantly. Ordinarily the process takes several months but is required by law to be accomplished within 180 days of application.

We may also decide to finance our subsidiaries by means of capital contributions. These capital contributions must be approved by MOFCOM or its local counterpart. We cannot assure you that we will be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our subsidiaries. If we fail to receive such approvals, our ability to use the proceeds of this offering and to capitalize our Chinese operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. If we fail to receive such approvals, our ability to use the proceeds of this offering and to capitalize our Chinese operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and services and materially and adversely affect our competitive position.

Substantially all of our business operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are subject to economic, political and legal developments in China. Although the Chinese economy is no longer a planned economy, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between RMB and foreign currencies, and regulate the growth of the general or specific market.

These government involvements have been instrumental in China’s significant growth in the past 30 years. In response to the recent global and Chinese economic downturn, the PRC government has adopted policy measures aimed at stimulating the economic growth in China. If the PRC government’s current or future policies fail to help the Chinese economy achieve further growth or if any aspect of the PRC government’s policies limits the growth of our industry or otherwise negatively affects our business, our growth rate or strategy, our results of operations could be adversely affected as a result.

Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.

China passed the Enterprise Income Tax Law, or the EIT Law, and its implementing rules, both of which became effective on January 1, 2008. Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On April 22, 2009, the State Administration of Taxation of China issued the Notice Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to Criteria of de facto Management Bodies, or the Notice, further interpreting the application of the EIT Law and its implementation to offshore entities controlled by a Chinese enterprise or group. Pursuant to the Notice, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a “non-domestically incorporated resident enterprise” if (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate stamps, board and stockholder minutes are kept in China; and (iv) all of its directors with voting rights or senior management reside in China. A resident enterprise would be subject to an enterprise income tax rate of 25% on its worldwide income and must pay a withholding tax at a rate of 10% when paying dividends to its non-PRC stockholders. Because substantially all of our operations and senior management are located within the PRC and are expected to remain so for the foreseeable future, we may be considered a PRC resident enterprise for enterprise income tax purposes and therefore subject to the PRC enterprise income tax at the rate of 25% on its worldwide income. However, it remains unclear as to whether the Notice is applicable to an offshore enterprise controlled by a Chinese natural person. Therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case.

If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Currently, we do not have any non-China source income, as we conduct our sales in China. However, under the EIT Law and its implementing rules, dividends paid to us from our PRC subsidiaries would be deemed as “qualified investment income between resident enterprises” and therefore qualify as “tax-exempt income” pursuant to clause 26 of the EIT Law. Second, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which the dividends we pay with respect to our ordinary shares, or the gain our non-PRC shareholders may realize from the transfer of our ordinary shares, may be treated as PRC-sourced income and may therefore be subject to a 10% PRC withholding tax. The EIT Law and its implementing regulations are, however, relatively new and ambiguities exist with respect to the interpretation and identification of PRC-sourced income, and the application and assessment of withholding taxes. If we are required under the EIT Law and its implementing regulations to withhold PRC income tax on dividends payable to our non-PRC shareholders, or if non-PRC stockholders are required to pay PRC income tax on gains on the transfer of their ordinary shares, our business could be negatively impacted and the value of your investment may be materially reduced. Further, if we were treated as a “resident enterprise” by PRC tax authorities, we would be subject to taxation in both China and such countries in which we have taxable income, and our PRC tax may not be creditable against such other taxes.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.

In connection with this offering, we will become subject to the U.S. Foreign Corrupt Practices Act (the “FCPA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are also subject to Chinese anti-corruption laws, which strictly prohibit the payment of bribes to government officials. We have operations agreements with third parties, and make sales in China, which may experience corruption. Our activities in China create the risk of unauthorized payments or offers of payments by one of our franchisees and their employees, consultants or distributors, because these parties are not always subject to our control. Our franchisees are independent operators and are not subject to our control regarding to our FCPA practice.

Although we believe, to date, we have complied in all material respects with the provisions of the FCPA and Chinese anti-corruption law, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants, franchisees or distributors of our franchisees may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption law may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct all of our business through our subsidiaries and variable interests entities in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries and variable interests entities are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing the proceeds of this offering in the manner described in “Use of Proceeds,” as an offshore holding company of our PRC operating subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries.

Any loans to our PRC subsidiaries are subject to PRC regulations. For example, loans by us to our subsidiaries in China, which are foreign invested entities (“FIEs”), to finance their activities cannot exceed statutory limits and must be registered with SAFE. On March 30, 2015, SAFE promulgated Hui Fa [2015] No.19, a notice regulating the conversion by a foreign-invested company of foreign currency into RMB. The foreign exchange capital, for which the monetary contribution has been confirmed by the foreign exchange authorities (or for which the monetary contribution has been registered for account entry) in the capital account of a foreign-invested enterprise may be settled at a bank as required by the enterprise’s actual management needs. Foreign-invested enterprises with investment as their main business (including foreign-oriented companies, foreign-invested venture capital enterprises and foreign-invested equity investment enterprises) are allowed to, under the premise of authenticity and compliance of their domestic investment projects, carry out based on their actual investment scales direct settlement of foreign exchange capital or transfer the RMB funds in the foreign exchange settlement account for pending payment to the invested enterprises’ accounts.

On May 10, 2013, SAFE released Circular 21, which came into effect on May 13, 2013. According to Circular 21, SAFE has simplified the foreign exchange administration procedures with respect to the registration, account openings and conversions, settlements of FDI-related foreign exchange, as well as fund remittances.

Circular 21 may significantly limit our ability to convert, transfer and use the net proceeds from this offering and any offering of additional equity securities in China, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

We may also decide to finance our subsidiaries by means of capital contributions. These capital contributions must be approved by MOFCOM or its local counterpart, which usually takes no more than 30 working days to complete. We may not be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our PRC subsidiaries. If we fail to receive such approvals, we will not be able to capitalize our PRC operations, which could adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our security-holders.

We are a holding company and we rely on our subsidiaries for funding dividend payments, which are subject to restrictions under PRC laws.

We are a holding company incorporated in the Cayman Islands, and we operate our core businesses through our VIE and its subsidiary in the PRC. Therefore, the availability of funds for us to pay dividends to our shareholders and to service our indebtedness depends upon dividends received from our VIE and its subsidiary If our VIE and its subsidiary incur debt or losses, their ability to pay dividends or other distributions to us may be impaired. As a result, our ability to pay dividends and to repay our indebtedness will be restricted. PRC laws require that dividends be paid only out of the after-tax profit of our PRC Affiliated Entities calculated according to PRC accounting principles, which differ in many aspects from generally accepted accounting principles in other jurisdictions. PRC laws also require enterprises established in the PRC to set aside part of their after-tax profits as statutory reserves. These statutory reserves are not available for distribution as cash dividends. In addition, restrictive covenants in bank credit facilities or other agreements that we or our Affiliated Entities may enter into in the future may also restrict the ability of our Affiliated Entities to pay dividends to us. These restrictions on the availability of our funding may impact our ability to pay dividends to our shareholders and to service our indebtedness.

Our business may be materially and adversely affected if any of our PRC subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.

The Enterprise Bankruptcy Law of the PRC, or the Bankruptcy Law, came into effect on June 1, 2007. The Bankruptcy Law provides that an enterprise will be liquidated if the enterprise fails to settle its debts as and when they fall due and if the enterprise’s assets are, or are demonstrably, insufficient to clear such debts.

Our PRC subsidiary holds certain assets that are important to our business operations. If our PRC subsidiary undergoes a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

According to SAFE’s Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, effective on 17 December 2012, and the Provisions for Administration of Foreign Exchange Relating to Inbound Direct Investment by Foreign Investors, effective May 13, 2013, if any of our PRC subsidiaries undergoes a voluntary or involuntary liquidation proceeding, prior approval from SAFE for remittance of foreign exchange to our shareholders abroad is no longer required, but we still need to conduct a registration process with the SAFE local branch. It is not clear whether “registration” is a mere formality or involves the kind of substantive review process undertaken by SAFE and its relevant branches in the past.

Substantial uncertainties exist with respect to the interpretation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015, or the 2015 FIL Draft, which expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the 2015 FIL Draft, VIEs that are controlled via contractual arrangement would also be deemed as foreign invested enterprises, if they are ultimately “controlled” by foreign investors.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law of the PRC, or the FIL, which will come into effect on January 1, 2020, repealing simultaneously the Law of the PRC on Sino-foreign Equity Joint Ventures, the Law of the PRC on Wholly Foreign-owned Enterprises and the Law of the PRC on Sino-foreign Cooperative Joint Ventures, together with their implementation rules and ancillary regulations. Pursuant to the FIL, foreign investment refers to any investment activity directly or indirectly carried out by foreign natural persons, enterprises, or other organizations, including investment in new construction project, establishment of foreign funded enterprise or increase of investment, merger and acquisition, and investment in any other way stipulated under laws, administrative regulations, or provisions of the State Council. Although the FIL has deleted the particular reference to the concept of “actual control” and contractual arrangements compared to the 2015 FIL Draft, there is still uncertainty regarding whether our VIE would be identified as a FIE in the future.

Even if our VIE were to be identified as a FIE in the future, we believe that our current business would not be adversely affected. However, if we were to engage in any business conduct involving third parties identified as prohibited or restricted on the Negative List, our VIE as well as its subsidiary may be subject to laws and regulations on foreign investment. In addition, our shareholders would also be prohibited or restricted to invest in certain sectors on the Negative List. However, even if our VIE were to be identified as a FIE, the validity of our contractual arrangements with Zhejiang Jiuzi and its shareholders as well as our corporate structure would not be adversely affected. We would still be able to receive benefits from our VIE in accordance with the contractual agreements. In addition, as the Chinese government has been updating the Negative List in recent years and reducing the sectors prohibited or restricted for foreign investment, it is probable in the future that, even if our VIE is identified as a FIE, it is still allowed to acquire or hold equity of enterprises in sectors currently prohibited or restricted for foreign investment.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

Changes in the value of the RMB against the U.S. dollar, Euro and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations of the RMB against other currencies may increase or decrease the cost of imports and exports, and thus affect the price-competitiveness of our products against products of foreign manufacturers or products relying on foreign inputs.

Since July 2005, the RMB is no longer pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The currently effective PRC Labor Contract Law, or the Labor Contract Law was first adopted on June 29, 2007 and later amended on December 28, 2012. The PRC Labor Contract Law has reinforced the protection of employees who, under the Labor Contract Law, have the right, among others, to have written employment contracts, to enter into employment contracts with no fixed term under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. Furthermore, the Labor Contract Law sets forth additional restrictions and increases the costs involved with dismissing employees. To the extent that we need to significantly reduce our workforce, the Labor Contract Law could adversely affect our ability to do so in a timely and cost-effective manner, and our results of operations could be adversely affected. In addition, for employees whose employment contracts include noncompetition terms, the Labor Contract Law requires us to pay monthly compensation after such employment is terminated, which will increase our operating expenses.

We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our vehicle buyers by increasing the prices of our products and services, our financial condition and results of operations would be materially and adversely affected.

Part of our shareholders are not in compliance with the PRC’s regulations relating to offshore investment activities by PRC residents, and as a result, the shareholders may be subject to penalties if we are not able to remediate the non-compliance.

In July 2014, the State Administration of Foreign Exchange promulgated the Circular on Issues Concerning Foreign Exchange Administration over the Overseas Investment and Financing and Roundtrip Investment by Domestic Residents via Special Purpose Vehicles, or “Circular 37”. According to Circular 37, prior registration with the local SAFE branch is required for Chinese residents to contribute domestic assets or interests to offshore companies, known as SPVs. Circular 37 further requires amendment to a PRC resident’s registration in the event of any significant changes with respect to the SPV, such as an increase or decrease in the capital contributed by PRC individuals, share transfer or exchange, merger, division, or other material event. Further, foreign investment enterprises established by way of round-tripping shall complete the relevant foreign exchange registration formalities pursuant to the prevailing foreign exchange control provisions for direct investments by foreign investors, and disclose the relevant information such as actual controlling party of the shareholders truthfully.

Currently, all of our beneficial owners, who are PRC residents and hold a total of 100% of shares of Zhejiang Jiuzi, have completed the Circular 37 Registration. We will ask our prospective shareholders who are Chinese residents to make the necessary applications and filings as required by Circular 37. We attempt to comply, and attempt to ensure that our shareholders who are subject to these rules comply, with the relevant requirements. We cannot, however, provide any assurances that all of our shareholders who are Chinese residents will comply with our request to make or obtain any applicable registration or comply with other requirements required by Circular 37 or other related rules. The Chinese resident shareholders’ failure to comply with Circular 37 registration would not impose penalties on our Company, while it may result in restrictions being imposed on part of foreign exchange activities of the offshore special purpose vehicles, including restrictions on its ability to receive registered capital as well as additional capital from Chinese resident shareholders who fail to complete Circular 37 registration; and repatriation of profits and dividends derived from special purpose vehicles to China, by the Chinese resident shareholders who fail to complete Circular 37 registration, are also illegal. In addition, the failure of the Chinese resident shareholders to complete Circular 37 registration may subject each of the shareholders to fines less than RMB50,000. We cannot assure you that each of our Chinese resident shareholders will in the future complete the registration process as required by Circular 37.

We are not enrolled in the PRC’s employee’s housing funds program, and as a result, Zhejiang Jiuzi and its subsidiary may be subject to future additional requirements should local government regulations on housing funds change.

Pursuant to the Social Security Law of the PRC, or the Social Security Law, which was promulgated by the SCNPC on October 28, 2010 and amended on December 29, 2018, employers shall pay the basic pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance for employees. We have been complying with local regulations regarding social security and employee insurance. We have not received any notification or warning from PRC authorities. We have not provided employees with housing funds. All our employees are located in Hangzhou, Zhejiang, where local government imposes no mandatory requirements on employers to provide housing funds to employees. However, central government promulgated rules regarding employees housing funds. For example, in accordance with the Regulations on Management of Housing Provident Fund (the “Regulations of HPF”), which were promulgated by the PRC State Council on April 3, 1999, and last amended on March 24, 2002, employers must register at the designated administrative centers and open bank accounts for employees’ housing funds deposits. Employers and employees are also required to pay and deposit housing funds in an amount no less than 5% of the monthly average salary of each of the employees in the preceding year in full and on time. Zhejiang Jiuzi had not opened such bank accounts or deposited its employees’ housing funds. We believe that we are currently not in violation of the housing funds regulations as it is not mandatory in Hangzhou city. If in the future, local government adopts new rules requiring employers to provide housing funds to employees, we will be required to provide housing funds to our employees, failing which we may be subject to administrative and monetary penalties.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, this offering and our reputation and could result in a loss of your investment in our ordinary shares, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our Company, our business and this offering. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend the Company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our Company and business operations will be severely hampered and your investment in our ordinary shares could be rendered worthless.

You may face difficulties in protecting your interests and exercising your rights as a stockholder since we conduct substantially all of our operations in China, and almost all of our officers and directors reside outside the U.S.

Although we are incorporated in the Cayman Islands, we conduct substantially all of our operations in China. All of our current officers and almost all of our directors reside outside the U.S. and substantially all of the assets of those persons are located outside of the U.S. It may be difficult for you to conduct due diligence on the Company or such directors in your election of the directors and attend shareholders meeting if the meeting is held in China. We plan to have one shareholder meeting each year at a location to be determined, potentially in China. As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation doing business entirely or predominantly within the U.S.

Our financial and operating performance may be adversely affected by general economic conditions, natural catastrophic events, epidemics, public health crises, and a downturn in NEV purchase behavior.

Our operating results will be subject to fluctuations based on general economic conditions, in particular those conditions that impact the NEV industry. Deterioration in economic conditions could cause decreases in both volume and reduce and/or negatively impact our short-term ability to grow our revenues. Further, any decreased collectability of accounts receivable or early termination of agreements due to deterioration in economic conditions could negatively impact our results of operations.

Our business is subject to the impact of natural catastrophic events such as earthquakes, floods or power outages, political crises such as terrorism or war, and public health crises, such as disease outbreaks, epidemics, or pandemics in the U.S. and global economies, our markets and business locations. Currently, the rapid spread of coronavirus (COVID-19) globally has resulted in increased travel restrictions and disruption and shutdown of businesses. Our franchisees may experience impacts from quarantines, market downturns and changes in customer behavior related to pandemic fears and impacts on the workforce if the virus becomes widespread in any of our markets. NEV sales is strongly influenced by changes in consumer behavior due to spread of pandemics, and therefore our industry is vulnerable to any pandemic event. Our vehicle buyers and franchisees may experience financial distress, file for bankruptcy protection, go out of business, or suffer disruptions in their business due to the coronavirus outbreak; as a result, our revenues may be impacted. The extent to which the coronavirus impacts our results will depend on future developments, which are highly uncertain and will include emerging information concerning the severity of the coronavirus and the actions taken by governments and private businesses to attempt to contain the coronavirus, but is likely to result in a material adverse impact on our business, results of operations and financial condition at least for the near term.

Similarly, natural disasters, wars (including the potential of war), terrorist activity (including threats of terrorist activity), social unrest and heightened travel security measures instituted in response, and travel-related accidents, as well as geopolitical uncertainty and international conflict, will affect travel volume and may in turn have a material adverse effect on our business and results of operations. In addition, we may not be adequately prepared in contingency planning or recovery capability in relation to a major incident or crisis, and as a result, our operational continuity may be adversely and materially affected, which in turn may harm our reputation.

Given the rapidly expanding nature of the COVID-19 pandemic, and because substantially all of our business operations and our workforce are concentrated in China, we believe there is a risk that our business, results of operations, and financial condition will be adversely affected.

Recently, there is an ongoing outbreak of a novel strain of coronavirus (COVID-19) first identified in China and has since spread rapidly globally. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities globally for the past few months. In March 2020, the World Health Organization declared the COVID-19 as a pandemic. Given the rapidly expanding nature of the COVID-19 pandemic, and because substantially all of our business operations and our workforce are concentrated in China, we believe there is a risk that our business, results of operations, and financial condition will be adversely affected. Potential impact to our results of operations will also depend on future developments and new information that may emerge regarding the duration and severity of the COVID-19 and the actions taken by government authorities and other entities to contain the COVID-19 or mitigate its impact, almost all of which are beyond our control.

The impact of COVID-19 on our business, financial condition, and results of operations include, but are not limited to, the following:

●	Our franchisees temporally closed their stores to adhere to the local government policy beginning from the end of January 2020 to March 2020, as required by relevant PRC regulatory authorities. Our office and Shangli Jiuzi store have reopened in April 2020 and our franchisees are gradually opening their stores for operations.

●	Our vehicle buyers could potentially be negatively impacted by the outbreak, which may reduce the demand of our products. As a result, our revenue and income may be negatively impacted in 2020.

●	We have suspended all in-person marketing and advertising activities and moved such activities online. We adopted online training programs to prepare our franchisees for combating future COVID-19 situations.

●	The situation may worsen if the COVID-19 outbreak continues. We will continue to closely monitor our collections throughout 2020.

●	The global stock markets have experienced, and may continue to experience, significant decline from the COVID-19 outbreak. It is possible that the price of our ordinary shares will decline significantly after the consummation of this offering, in which case you may lose your investment.

Because of the uncertainty surrounding the COVID-19 outbreak, the business disruption and the related financial impact related to the outbreak of and response to the coronavirus cannot be reasonably estimated at this time.

We believe that our current cash and cash equivalents, proceeds from additional equity and debt financing and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. We may, however, need additional capital in the future to fund our continuing operations. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. In addition, the COVID-19 outbreak was declared to be a pandemic by the World Health Organization on March 10, 2020. Actions taken around the world to help mitigate the spread of the COVID-19 include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The COVID-19 and actions taken to mitigate it are expected to continue to have an adverse impact on our planned operations. Such events could result in the complete or partial closure of our offices or the operations of our franchisees which could impact our operations. In addition, it could impact economies and financial markets, resulting in an economic downturn that could impact our ability to raise capital or slow down potential business opportunities. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Risks Related to the Offering and Our Ordinary Shares

The initial public offering price of our ordinary shares may not be indicative of the market price of our ordinary shares after this offering. In addition, an active, liquid and orderly trading market for our ordinary shares may not develop or be maintained, and our stock price may be volatile.

The following factors could affect our share price:

●	our operating and financial performance;

●	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

●	the public reaction to our press releases, our other public announcements and our filings with the SEC;

●	strategic actions by our competitors;

●	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

●	speculation in the press or investment community;

●	the failure of research analysts to cover our ordinary shares;

●	sales of our ordinary shares by us or other shareholders, or the perception that such sales may occur;

●	changes in accounting principles, policies, guidance, interpretations or standards;

●	additions or departures of key management personnel;

●	actions by our shareholders;

●	domestic and international economic, legal and regulatory factors unrelated to our performance; and

●	the realization of any risks described under this “Risk Factors” section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our ordinary shares. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.

Since our Directors and Executive Officers will own at least         % of our ordinary shares following the initial public offering, they will have the ability to elect directors and approve matters requiring shareholder approval by way of resolution of members.

Mr. Shuibo Zhang, our Chairman of the Board of Directors and Chief Executive Officer, is currently the beneficial owner of 79.5% of our outstanding ordinary shares, all of which are directly held by Jiuzi One Limited, an entity 100% owned by Mr. Zhang. In addition, Kezhen Li, our Director, is currently the beneficial ownership of 7% of our outstanding ordinary shares, of which 100% are directly held by Jiuzi Nine Limited, an entity 100% owned by Ms. LI. As a result, our directors and officers collectively own 86.5% of our outstanding ordinary. If we complete the initial public offering of our ordinary shares, excluding any ordinary shares issuable upon the exercise of the over-allotment option granted to the underwriter, our directors and officers will have the right to vote          % of the issued and outstanding ordinary shares. Mr. Zhang will have the right to vote % of the outstanding ordinary shares and is expected to have the power to elect all directors and approve all matters requiring shareholder approval without the votes of any other shareholders. He is expected to have significant influence over a decision to enter into any corporate transaction and have the ability to prevent any transaction that requires the approval of shareholders, regardless of whether or not our other shareholders believe that such transaction is in our best interests. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our ordinary shares or prevent our shareholders from realizing a premium over the then- prevailing market price for their ordinary shares.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the requirement to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in the registration statement of which this prospectus forms a part. We are currently utilizing or intend to utilize both of these exemptions. We have not made a decision whether to take advantage of any other exemptions available to emerging growth companies. We do not know if some investors will find our ordinary shares less attractive as a result of our utilization of these or other exemptions. The result may be a less active trading market for our ordinary shares and our share price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We prepare our consolidated financial statements as of and for the year ended October 31, 2019 in accordance with International Financial Reporting Standards and International Accounting Standards and Interpretations as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union, which do not have separate provisions for publicly traded and private companies. However, in the event we convert to accounting principles generally accepted in the United States of America (“U.S. GAAP”) while we are still an “emerging growth company”, we may be able to take advantage of the benefits of this extended transition period.

We will remain an “emerging growth company” until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our ordinary shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, (c) the date on which we have issued more than $1.0 billion in nonconvertible debt during the preceding three-year period or (d) the last day of our fiscal year containing the fifth anniversary of the date on which our shares become publicly traded in the United States.

If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Pursuant to Section 404 of the Sarbanes-Oxley Act, we will be required to file a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm.

The presence of material weaknesses in internal control over financial reporting could result in financial statement errors which, in turn, could lead to errors in our financial reports and/or delays in our financial reporting, which could require us to restate our operating results. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404 of the Sarbanes-Oxley Act. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we will need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal control.

If we are unable to conclude that we have effective internal controls over financial reporting, investors may lose confidence in our operating results, the price of the ordinary shares could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, the ordinary shares may not be able to remain listed on Nasdaq.

As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. For example, we are not subject to the proxy rules in the United States and disclosure with respect to our annual general meetings will be governed by Cayman Islands’ requirements. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our ordinary shares.

Because we are a foreign private issuer and are exempt from certain NASDAQ corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

The NASDAQ Listed Company Manual requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, the NASDAQ Listed Company Manual also requires U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, may not be subject to all these requirements. The NASDAQ Listed Company Manual may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of the NASDAQ Listed Company Manual in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. However, we may consider following home country practice in lieu of the requirements under the NASDAQ Listed Company Manual with respect to certain corporate governance standards which may afford less protection to investors.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination with respect to our status will be made on April 30, 2021. We would lose our foreign private issuer status if, for example, more than 50% of our ordinary share are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on October 31, 2021, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act.

In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the NASDAQ listing rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal, accounting, and financial compliance costs and investor relations and public relations costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results as well as proxy statements.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

To the extent (i) we raise more money than required for the purposes explained in the section titled “Use of Proceeds” or (ii) we determine that the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from our initial public offering. Our management will have broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our initial public offering in a manner that does not produce income or that loses value.

We have not paid dividends to our shareholders.

We have never declared or paid any cash dividends on our stock. We have been retaining funds for our business operation and expansion. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Our ability to pay dividends will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the Board may deem relevant. As a result, you may only receive a return on your investment in our ordinary shares if we are successfully listed and the market price of our ordinary shares increases.

The price of the ordinary shares and other terms of this offering have been determined by us along with our Underwriter.

If you purchase our ordinary shares in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that was determined by us along with our Underwriter. The offering price for our ordinary shares may bear no relationship to our assets, book value, historical results of operations or any other established criterion of value. The trading price, if any, of the ordinary shares that may prevail in any market that may develop in the future, for which there can be no assurance, may be higher or lower than the price you paid for our ordinary shares.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

Upon completion of this offering, we will be a public company in the United States. As a public company, we will be required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our Company and shareholders. Although we may be able to attain confidential treatment of some of our developments, in some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our Company. Similarly, as a U.S. public company, we will be governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public company status could affect our results of operations.

Shares eligible for future sale may adversely affect the market price of our ordinary shares if the shares are successfully listed on NASDAQ or other stock markets, as the future sale of a substantial amount of outstanding ordinary shares in the public marketplace could reduce the price of our ordinary shares.

The market price of our ordinary shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our ordinary shares. An aggregate of 1,000,000 ordinary shares will be outstanding before the consummation of this offering all of which, except those held by management, are or will be freely tradable immediately upon effectiveness of the registration statement which this prospectus form part of. All of the ordinary shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act. The remaining ordinary shares will be “restricted securities” as defined in Rule 144. These ordinary shares may be sold without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act. See “Shares Eligible for Future Sale.”

If you purchase our ordinary shares in this offering, you will incur immediate and substantial dilution in the book value of your shares.

Investors purchasing our ordinary shares in this offering will pay a price per share that substantially exceeds the pro forma as adjusted net tangible book value per share. As a result, investors purchasing ordinary shares in this offering will incur immediate dilution of $ per share (or $ per share if the over-allotment option is exercised in full), representing the difference between our assumed initial public offering price of $ per share and our pro forma as adjusted net tangible book value per share as of October 31, 2019. For more information on the dilution you may experience as a result of investing in this offering, see the section of this prospectus entitled “Dilution.”

A sale or perceived sale of a substantial number of shares of our ordinary share may cause the price of our ordinary shares to decline.

All of our executive officers and directors and all of our shareholders have agreed not to sell shares of our ordinary shares for a period of six months following this offering, subject to extension under specified circumstances. See “Lock-Up Agreements.” Ordinary shares subject to these lock-up agreements will become eligible for sale in the public market upon expiration of these lock-up agreements, subject to limitations imposed by Rule 144 under the Securities Act of 1933, as amended. If our shareholders sell substantial amounts of our ordinary shares in the public market, the market price of our ordinary shares could fall. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their ordinary shares and investors to short our ordinary shares. These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Companies Law (Revised) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares representing in aggregate not less than 10% of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least twenty-one clear days is required for the convening of our annual general shareholders’ meeting and at least 14 clear days’ notice any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of the total issued shares carrying the right to vote at a general meeting of the Company.

Based on the Economic Substance Legislation of the Cayman Islands, it is anticipated that the Company will be subject to limited substance requirements applicable to a holding company.

The Cayman Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union (the “EU”) as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Law, 2018 (the “Substance Law”) came into force in the Cayman Islands introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of financial years commencing July 1, 2019, onwards. On March 12, 2019, the EU, as part of this ongoing initiative, announced the results of its assessment of the 2018 implementation efforts by various countries under its review. Cayman Islands was not on the announced list of non-cooperative jurisdictions, but was referenced in the report (along with 33 other jurisdictions) as being among countries requiring adjustments to their legislation to meet EU concerns by December 31, 2019 to avoid being moved to the list of non-cooperative jurisdictions.

Based on the Substance Law currently and announced guidance in effect, it is anticipated that the Company will be subject to limited substance requirements applicable to a holding company. At present, it is unclear what the Company will be expected to do in order to satisfy these requirements, but to the extent we are required to increase our substance in Cayman Islands, it could result in additional costs, which we do not presently expect to be material. Although it is presently anticipated that the Substance Law (including the ongoing EU review of Cayman Islands’ implementation of such law), will have little material impact on us or our operations, as the legislation is new and remains subject to further clarification, adjustment, interpretation and EU review, it is not currently possible to ascertain the precise impact of these developments on the Company.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

●	our ability to execute our growth, and expansion, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our ability to compete in an industry with low barriers to entry;

●	our ability to continue to operate through our VIE structure;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to attract clients, win primary agency sale bids, and further enhance our brand recognition; and

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	our ability to retain the services of Mr. Shuibo Zhang, our chief executive officer; Mr. Qi Zhang, our chief operating officer, and Ms. Kezhen Li, our director;

●	trends and competition in the advertising industry; and

●	other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated under the laws of the Cayman Islands as an exempted company with limited liability on October 10, 2019. We are incorporated under the laws of the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands have a less developed body of securities laws as compared to the United States and provide significantly less protection for investors than the United States. Additionally, Cayman Islands companies may not have standing to sue before the Federal courts of the United States.

Substantially all of our assets are located in the PRC. In addition, all of our directors and officers are nationals or residents of the PRC and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed                         as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

                              , our counsel with respect to the laws of the Cayman Islands, and Capital Equity Legal Group, our counsel with respect to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or the PRC would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the Cayman Islands or the PRC against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

                              has further advised us that there is currently no statutory enforcement or treaty between the United States and the Cayman Islands providing for enforcement of judgments. A judgment obtained in the United States, however, may be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination on the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment: (i) is given by a foreign court of competent jurisdiction; (ii) is final; (iii) is not in respect of taxes, a fine or a penalty; and (iv) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or public policy of the Cayman Islands. Furthermore, it is uncertain that the Cayman Islands courts would enforce: (1) judgments of U.S. courts obtained in actions against us or other persons that are predicated upon the civil liability provisions of the U.S. federal securities laws; or (2) original actions brought against us or other persons predicated upon the Securities Act.                              has informed us that there is uncertainty with regard to Cayman Islands law relating to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature.

Capital Equity Legal Group has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. Capital Equity Legal Group has advised us further that there are no treaties or other forms of reciprocity between China and the United States for the mutual recognition and enforcement of court judgments, thus making the recognition and enforcement of a U.S. court judgment in China difficult.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of     ordinary share in this offering will be approximately $         , after deducting the underwriting discounts, estimated offering expenses payable by us and advising fees, based on the assumed initial public offering price of $       per ordinary share. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds to us from this offering will be approximately $        , after deducting the underwriting discounts and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering as follows, and we have ordered the specific uses of proceeds in order of priority.

Description of Use	US$
Marketing and “Jiuzi” brand building
Franchise store expansion and support, franchisee training
Development and launching of online-offline technology platform
General working capital
Total

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders and obtain additional capital. We plan to use the net proceeds (not including proceeds from exercising over-allotment option) of this offering as follows:

●	approximately 15% -20% of the net proceeds will be used for marketing and “Jiuzi” brand image enhancing; we will use a portion of proceeds to expand our market scale and strengthen Jiuzi brand recognition, including developing first/second-tier city show rooms and distribution centers, and hosting Jiuzi life club events;

●	approximately 40% - 50% of the net proceeds will be used for new franchisee stores launching in third/fourth/fifth-tier cities, as well as to support and provide training to existing franchisees, and expand vehicle procurement and inventory;

●	approximately 20% - 30% of the net proceeds will be used for developing online technology platform, including apps, which will allow our vehicle buyers to browse among different NEVs and place orders online; and

●	the remainder proceeds will be used for general working capital purpose.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and prevailing business conditions, which could change in the future as our plans and prevailing business conditions evolve. Predicting the cost necessary to develop product candidates can be difficult and the amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

The net proceeds from this offering must be remitted to China before we will be able to use the funds to grow our business. The procedure to remit funds may take several months after completion of this offering, and we will be unable to use the offering proceeds in China until remittance is completed. See “Risk Factors” for further information.

DIVIDEND POLICY

We intend to keep any future earnings to finance the expansion of our business. We do not anticipate that any cash dividends will be paid in the foreseeable future.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business.

If we determine to pay dividends on any of our ordinary share in the future, as a holding company, we will depend on receipt of funds from our Hong Kong subsidiary, Jiuzi HK.

Current PRC regulations permit our indirect PRC subsidiaries to pay dividends to Jiuzi HK only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries and affiliates in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations through the current contractual arrangements, we may be unable to pay dividends on our ordinary shares.

Cash dividends, if any, on our ordinary share will be paid in U.S. dollars. Jiuzi HK may be considered a non-resident enterprise for tax purposes, so that any dividends WFOE pays to Jiuzi HK may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. See “Taxation—People’s Republic of China Enterprise Taxation.”

In order for us to pay dividends to our shareholders, we will rely on payments made from Zhejiang Jiuzi to Jiuzi WFOE, pursuant to contractual arrangements between them, and the distribution of such payments to Jiuzi HK as dividends from WFOE. Certain payments from Zhejiang Jiuzi to Jiuzi WFOE are subject to PRC taxes, including VAT, urban maintenance and construction tax, educational surcharges. In addition, if Zhejiang Jiuzi or its subsidiaries or branches incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends.

CAPITALIZATION

The following table sets forth our capitalization as of October 31, 2019 on:

●	an actual basis; and

●	a pro forma as adjusted basis to give effect to the sale of ordinary shares in this offering at the assumed initial public offering price of $ per ordinary share after deducting the underwriting discounts and estimated offering expenses payable by us.

You should read this information together with our audited consolidated financial statements appearing elsewhere in this prospectus and the information set forth under the sections titled “Selected Consolidated Financial Data,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

As of October 31, 2019
	Actual	Pro Forma As Adjusted (1) (2)
	US$	US$
Shareholders’ Equity
Ordinary shares, $0.005 par value: 10,000,000 shares authorized; 1,000,000 shares issued and outstanding; shares issued and outstanding pro forma
Additional paid-in capital
Statutory reserves
Retained earnings
Accumulated other comprehensive loss
Noncontrolling interest

Total shareholders’ equity
Total capitalization

(1) Reflects the sale of ordinary shares in this offering (excluding any ordinary share that may be sold as a result of the Underwriter exercising its over-allotment option) at an assumed initial public offering price of $    per share, and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts, estimated offering expenses payable by us and advisory fees. We estimate that such net proceeds will be approximately $      .

(2) Assuming the underwriters do not exercise their over-allotment option.

Each $1.00 increase (decrease) in the assumed initial public offering price of $     per ordinary share would increase (decrease) the pro forma as adjusted amount of total capitalization by $       , assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and estimated offering expenses payable by us. An increase (decrease) of 1 million in the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of total capitalization by $      , assuming no change in the assumed initial public offering price per ordinary share as set forth on the cover page of this prospectus.

DILUTION

If you invest in our ordinary shares in this offering, your interest will be immediately diluted to the extent of the difference between the initial public offering price per ordinary share in this offering and the net tangible book value per ordinary share after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the net tangible book value per ordinary share. As of October 31, 2019, we had a historical net tangible book value of $        , or $      per ordinary share. Our net tangible book value per share represents total tangible assets less total liabilities, all divided by the number of ordinary shares outstanding on October 31, 2019.

After giving effect to the sale of          ordinary shares in this offering at the assumed initial public offering price of $0.005 per ordinary share and after deducting the underwriting discounts and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at October 31, 2019 would have been $        , or $        per ordinary share. This represents an immediate increase in pro forma as adjusted net tangible book value of $        per ordinary share to existing investors and immediate dilution of $       per ordinary share to new investors. The following table illustrates this dilution to new investors purchasing ordinary share in this offering:

	Offering without Over-allotment Option	Offering with Full Exercise of Over- allotment Option
Assumed initial public offering price per ordinary share	$	$
Net tangible book value per ordinary share as of October 31, 2019	$	$
Increase in pro forma as adjusted net tangible book value per ordinary share attributable to new investors purchasing ordinary shares in this offering	$	$
Pro forma as adjusted net tangible book value per ordinary share after this offering	$	$
Dilution per ordinary share to new investors in this offering	$	$

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per ordinary share would increase (decrease) our pro forma as adjusted net tangible book value as of October 31, 2019 after this offering by approximately $          per ordinary share, and would increase (decrease) dilution to new investors by $          per ordinary share, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and estimated offering expenses payable by us. An increase (decrease) of 1 million in the number of ordinary shares we are offering would increase (decrease) our pro forma as adjusted net tangible book value as of October 31, 2019 after this offering by approximately $          per ordinary share, and would decrease (increase) dilution to new investors by approximately $          per ordinary share, assuming the assumed initial public offering price per ordinary share, as set forth on the cover page of this prospectus remains the same, and after deducting the estimate underwriting discounts and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriter exercises its over-allotment option in full, the pro forma as adjusted net tangible book value per ordinary share after the offering would be $         , the increase in net tangible book value per ordinary share to existing shareholders would be $         , and the immediate dilution in net tangible book value per ordinary share to new investors in this offering would be $         ..

The following table summarizes, on a pro forma as adjusted basis as of October 31, 2019, the differences between existing shareholders and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share before deducting the estimated commissions to the underwriters and the estimated offering expenses payable by us.

	Ordinary Shares purchased			Total consideration			Average price per Ordinary
	Number	Percent		Amount	Percent		Share
($ in thousands)
Existing shareholders (1)				$		%	$
New investors			%	$		%	$
Total		100%		$	100%		$

(1) Not including over-allotment shares.

The pro forma as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ordinary shares and other terms of this offering determined at the pricing.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following description of our results of operations and financial condition in conjunction with the consolidated audited financial statements for the years ended October 31, 2019 and 2018.

Overview

We franchise and operate retail stores under brand name “Jiuzi”, which sell new energy vehicles, or NEVs, in third-fourth tier cities in China. Most of the NEVs we sell are battery-operated electric vehicles, and a portion are plug-in electric vehicles. As of the date of this prospectus, we have 18 operating franchise stores and one company-owned store in China. The business relationship between Jiuzi and its independent franchisees is supported by adhering to standards and policies and is of fundamental importance to the overall performance and protection of the “Jiuzi” brand.

Primarily a franchisor, our franchising model enables an individual to be its own employer and maintain control over all employment-related matters, marketing and pricing decisions, while also benefiting from our Jiuzi brand, resources and operating system. In collaboration with franchisees, we are able to further develop and refine our operating standards, marketing concepts and product and pricing strategies.

Our revenues consist of sales by our Company-operated store and fees from stores operated by franchisees, which include initial franchise fees and sales commissions. These fees, along with operating rights, are stipulated in our franchise agreements.

We have good relationships with more than twenty NEV manufacturers, including BYD, Geely, and Chery, as well as battery/component manufacturers such as Beijing Zhongdian Boyu, Shenzhen Jishuchongke and Youbang Electronics which focus on manufacturing charging piles, and Guoxuan Gaoke, and Futesi in battery production. We are able to access more brands and obtain more competitive pricing to attract potential franchisees and to meet customer demands. On the capital side, we cooperate with various capital platforms including Beijing Tianjiu Xingfu Control Group and Qinghua Qidi Zhixing, through which our franchisees and their vehicle buyers can obtain financing. Our business partners help us in providing a variety of products and extend our geographic reach.

Benefiting from favorable state policies subsidizing the NEV industry, China’s NEVs production started flourishing around 2015 and 2016, pursuant to the 2016-2020 New Energy Vehicle Promotion Fiscal Support Guidance and Notice regarding “the Thirteenth Five-year Plan” New Energy Vehicles Battery Infrastructure Support Policy. In 2016, China released a series of financial subsidy policies targeted at NEV production. We conducted market research in 2016 and eventually launched our business in 2017. We have built a full-scale modern business management operation, supported by our operations department and marketing department. We aim to build an online-offline operating system in which our headquarters effectively empowers our franchisees with our brand recognition, client source, financial support, technology inspiration, operating and transportation assistance through the online platform. Our fully-developed supply chain will provide solid support for store location expansion. Our franchisees’ conformity to Jiuzi’s standards will help us in our business expansion and implementation of our growth strategy.

We plan to adopt an innovative one-stop vehicle sales model for our vehicle buyers, who is expected to have access to more brands, better services and more affordable pricing.

Coronavirus (COVID-19) Update

Recently, there is an ongoing outbreak of a novel strain of coronavirus (COVID-19) first identified in China and has since spread rapidly globally. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities globally for the past few months. In March 2020, the World Health Organization declared COVID-19 to be a pandemic. Given the rapidly expanding nature of the COVID-19 pandemic, and because substantially all of our business operations and our workforce are concentrated in China, we believe there is a risk that our business, results of operations, and financial condition will be adversely affected. Potential impact to our results of operations will also depend on future developments and new information that may emerge regarding the duration and severity of COVID-19 and the actions taken by government authorities and other entities to contain COVID-19 or mitigate its impact, almost all of which are beyond our control.

The impact of COVID-19 on our business, financial condition, and results of operations include, but are not limited to, the following:

●	Our franchisees temporally closed their stores to adhere to the local government policy beginning from the end of January 2020 to March 2020. Our office and Shangli Jiuzi store have reopened in April 2020 and our franchisees have also gradually re-opened their stores for operations.

●	Our vehicle buyers could potentially be negatively impacted by the outbreak, which may reduce the demand of our products and services. As a result, our revenue and income may be negatively impacted in 2020.

●	We have suspended all in-person marketing and advertising activities and moved such activities online. We adopted online training programs to prepare our franchisees for combating COVID-19 situations.

●	The situation may worsen if the COVID-19 outbreak continues. We will continue to closely monitor our collections throughout 2020.

●	The global stock markets have experienced, and may continue to experience, significant decline from the COVID-19 outbreak. It is possible that the price of our ordinary shares will decline significantly after the consummation of this offering, in which case you may lose your investment.

Because of the uncertainty surrounding the COVID-19 outbreak, the business disruption and the related financial impact related to the outbreak of and response to the coronavirus cannot be reasonably estimated at this time. For a detailed description of the risks associated with the novel coronavirus, see “Risk Factors—Risks Related to Our Business—Our business could be materially harmed by the ongoing coronavirus (COVID-19) pandemic.”

Results of Operations

For the years ended October 31, 2019 and 2018

The following table sets forth a summary of the Company’s consolidated results of operations for the years ended October 31, 2019 and 2018. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the years ended
	October 31,		Changes
	2019	2018	Amount	%
Net revenue	$7,978,099	$4,305,523	$3,672,576	85.30%
Cost of revenue	3,116,176	2,121,388	994,788	46.89%
Gross profit	4,861,923	2,184,135	2,677,788	122.60%
Selling, general and administrative expenses	1,142,138	1,548,489	(406,351)	(26.24)%
Income from operations	3,719,785	635,646	3,084,139	485.20%
Interest income (expense), net	10,130	28,747	(18,617)	(64.76)%
Other income	17,134	25,994	(8,860)	(34.08)%
Income before income tax provision	3,747,049	690,387	3,056,662	442.75%
Provision for income taxes	540,782	135,397	405,385	299.40%
Net income	3,206,267	554,990	2,651,277	477.72%
Less: net income attributable to noncontrolling interest	(33,790)	(81,062)	47,272	58.32%
Net income attributable to Jiuzi International Holding Group Limited	$3,240,057	636,052	$2,604,005	409.40%

Net Revenue

The following table sets forth a summary of the Company’s net revenues:

	For the years ended October 31,
	2019		2018		Changes
	Amount	%	Amount	%	Amount	%

New energy vehicle sales	$1,343,515	17%	1,016,912	24%	326,603	32.12%
Franchisees initial fees	$6,634,584	83%	3,288,610	76%	3,345,974	101.74%
Franchisees’ royalties	$-		-
Total	$7,978,099	100%	4,305,523	100%	3,672,576	85.30%

Our net revenues were $7,978,099 for the year ended October 31, 2019 as compared to $4,305,523 in 2018, an increase of $3,672,576, or 85.30%. The increase was mostly due to the increase of franchisees initial fees.

New energy vehicle sales

Our NEVs sales include the sales of NEVs in our Shangli store and sales of NEVs to our franchisees. For the year ended October 31, 2019, our NEVs sales increased by $326,603, or 32.12%, from $1,016,912 for the year ended October 31, 2018 to approximately $1,343,515 for the year ended October 31, 2019. The increase in sales in this segment is due to the relatively operations period in fiscal year 2018 because our Shangli store only opened in the second half of that year.

Franchisees initial fees

The initial franchise fee revenue increased by $3,345,974, or 101.74%, from $3,288,610 for the year end October 31, 2018, to $6,634,584 for the year ended October 31, 2019. This was mainly a result of having more franchisees year over year.

Cost of Revenue

The following table lists the calculation methods of gross profit and gross profit margin of each type of revenue:

	For the years ended October 31,		Changes
	2019	2018	Amount	%
New energy vehicle sales
Net revenue	$1,343,515	1,016,912	326,603	32.12%
Cost of revenue	1,346,436	1,054,636	291,800	27.67%
Gross loss	$(2,921)	(37,724)	34,803	-92.26%
Gross loss margin	(0.22)%	(3.71)%	3.49%	-94.14%

Franchise initial fees
Net revenue	$6,634,584	3,288,610	3,345,974	101.74%
Cost of revenue	1,769,740	1,066,752	702,988	65.90%
Gross profit	$4,864,844	2,221,858	2,642,986	118.95%
Gross profit margin	73.33%	67.56%	5.76%	8.53%

Franchisees’ royalties
Net revenue	$-	-	-
Cost of revenue	-	-	-
Gross profit	$-	-	-
Gross profit margin	-	-	-

Total
Net revenue	$7,978,099	4,305,523	3,672,576	85.30%
Cost of revenue	3,116,176	2,121,388	994,788	46.89%
Gross profit	$4,861,923	2,184,135	2,677,788	122.60%
Gross profit margin	60.94%	50.73%	10.21%	20.13%

NEV Sales

Cost of revenue was $1,346,436 for the year ended October 31, 2019, an increase of $291,800, or 27.67%, from $1,054,636 for the year ended October 31, 2018, which was primarily attributable to the relatively short operations period of our Shangli store which only opened in the second half of fiscal year 2018.

Franchisees’ Initial Fees

Cost of revenue was $1,769,740 for the year ended October 31, 2019, an increase of $702,988, or 65.90%, from $1,066,752 for the year ended October 31, 2018. The growth of revenue cost is mainly related to recruiting more franchisees year over year and consequently our investment into the establishment and construction of these franchise stores.

Selling, General and Administrative Expenses

We incurred selling, general and administrative expenses of $1,142,138 for the year ended October 31, 2019, as compared to $1,548,489 for the year ended October 31, 2018, a decrease of $406,351, or 26.24%. The decrease is due to the recognition in 2018 of long-term deferred costs as a percentage of total costs.

Interest Expenses

Interest charges and bank charges are mainly from bank transfer charges and deposit interest offset. Interest expense as of October 31, 2019 and 2018 was approximately $10,130 and $28,747, respectively.

Provision for Income Taxes

Provision for income tax was $540,782 during the year ended October 31, 2019, an increase of $405,385, or 299.40%, as compared to $135,397 for the year ended October 31, 2018. Under the Income Tax Laws of the PRC, companies are generally subject to income tax at a rate of 25%. The increase in provision for income taxes was mainly due to the increase in income before income tax provision which was $3,747,049 for the year ended October 31, 2019 as compared to $690,387 for the year ended October 31, 2018.

Net Income

Our net income increased by $2,651,277, or 477.72%, to $3,206,267 for the year ended October 31, 2019, from $554,990 for the year ended October 31, 2018. Such change was the result of the combination of the changes as discussed above.

Liquidity and Capital Resources

As of October 31, 2019, we had $442,214 in cash. The Company’s working capital and other capital needs mainly come from shareholders’ equity contribution and operating cash flow. Cash is needed to pay for inventory, wages, sales expenses, rent, income taxes, other operating expenses, and purchases to service debts.

Although the Company’s management believes that cash generated from operations will be sufficient to meet the Company’s normal working capital requirements, its ability to service its current debt will depend on its future realization of its current assets for at least the next 12 months. Management took into account historical experience, the economy, trends in the automotive industry, the collectability of accounts receivable as of October 31, 2019, and the realization of inventory. Based on these considerations, the Company’s management believes that the Company has sufficient funds to meet its working capital requirements and debt obligations, as they will be due at least 12 months from the date of financial reporting. However, there is no guarantee that management’s plan will succeed. There are a number of factors that can arise and cause the company’s plans to fall short, such as demand for NEV vehicles, economic conditions, competitive pricing in the industry, and the continued support of banks and suppliers. If future cash flow from operations and other capital resources are insufficient to meet its liquidity needs, the Company may be forced to reduce or delay its anticipated expanding plans, sell assets, acquire additional debt or equity capital, or refinance all or part of its debt.

The following table summarizes the company’s cash flow data as of October 31, 2019 and October 31, 2018:

	For the years ended October 31
	2019	2018
Net cash (used in) provided by operating activities	$(1,082,855)	$78,614
Net cash used in investing activities	(15,964)	54,421
Net cash provided by (used in) financing activities	386,137	575,307
Effect of exchange rate on cash	(5,315)	(87,527)
Net decrease in cash and cash equivalents	$(706,915)	$708,342

Operating Activities

Net cash provided by operating activities consists primarily of net income adjusted for non-cash items, including depreciation and amortization, accounts receivable and contractual liabilities, and is adjusted for the impact of changes in working capital. Net cash used in operations as of October 31, 2019 was approximately $1,082,855, representing a decrease of $1,004,241, compared to net cash generated in operating activities of $78,614 for the year ended October 31, 2018. The decrease in net cash provided by operating activities was due to the significant deployment of cash to help the growth of the franchise stores as compared to the same period from the prior year.

Investing Activities

Net cash used in investing activities was approximately $10,197 for the year ended October 31, 2019, a decrease of $46,195, as compared to $54,421 net cash provided in investing activities for the year ended October 31, 2018. The decrease was mainly due to the purchase of fixed assets and the one-time nature of the refund of deposits in the prior year.

Financing Activities

Net cash provided by financing activities was approximately $386,137 for the year ended October 31, 2019, a decrease of $189,170, or 32.88%, compared to $575,307 for the year ended October 31, 2018. The decrease is mainly due to the reduction of injection of capital by owner as compared to the prior period.

Contractual Obligations

The Company has various operating leases for its corporate office and retail store.

Operating lease expenses were $59,365 and $67,517 for the years ended October 31, 2019 and 2018, respectively.

The undiscounted future minimum lease payment schedule as follows:

For the years ending October 31,
2020	41,472
2021	6,642
2022	6,642
Thereafter	2,177
Total	56,934

Off-Balance Sheet Arrangements

Other than as disclosed elsewhere in this prospectus, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

Critical Accounting Policies

The discussion and analysis of the Company’s financial condition and results of operations are based upon its financial statements, which have been prepared in accordance with GAAP. These principles require the Company’s management to make estimates and judgments that affect the reported amounts of assets, liabilities, sales and expenses, cash flow and related disclosure of contingent assets and liabilities. The estimates include, but are not limited to, accounts receivable, revenue recognition, inventory realization, impairment of long-lived assets and income taxes. The Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances. Actual results may differ from these estimates. To the extent that there are material differences between these estimates and the actual results, future financial statements will be affected.

The Company’s management believes that among their significant accounting policies, which are described in Note 2 to the audited consolidated financial statements of the Company included in this Registration Statement, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, the Company’s management believes these are the most critical to fully understand and evaluate its financial condition and results of operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Actual results and outcomes may differ from management’s estimates and assumptions. In particular, the novel coronavirus (“COVID-19”) pandemic and the resulting adverse impacts to global economic conditions, as well as our operations, may impact future estimates including, but not limited to, our allowance for loan losses, inventory valuations, fair value measurements, asset impairment charges and discount rate assumptions. Certain prior year amounts have been reclassified to conform to the current year’s presentation. Amounts and percentages may not total due to rounding.

Accounts Receivable

Accounts receivable are recorded at the net value less estimates for expected credit losses. Management regularly reviews outstanding accounts and provides an allowance for doubtful accounts. When collection of the original invoice amounts is no longer probable, the Company will either partially or fully write-off the balance against the allowance for doubtful accounts.

Loans Receivable

Loans receivable are recorded at origination at the fair value less estimates for expected credit losses. Management regularly reviews outstanding accounts and provides an allowance for credit losses. When collection of the original amounts is no longer probable, the Company will either partially or fully write-off the balance against the allowance for credit losses.

Revenue Recognition

In 2014, the FASB issued guidance on revenue recognition (“ASC 606”), with final amendments issued in 2016. The underlying principle of ASC 606 is to recognize revenue to depict the transfer of goods or services to customers at the amount expected to be collected. ASC 606 creates a five-step model that requires entities to exercise judgment when considering the terms of contracts, which includes (1) identifying the contracts or agreements with a customer, (2) identifying our performance obligations in the contract or agreement, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations, and (5) recognizing revenue as each performance obligation is satisfied. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the services it transfers to its clients. The Company has concluded that the new guidance did not require any significant change to its revenue recognition processes.

The Company’s revenues consist of sales by Company-operated retail store and fees from retail stores operated by franchisees. Revenues from franchised stores include royalties based on a percent of net profits and initial fees.

The Company generally recognizes revenues when the performance obligation have been satisfied pursuant to factors such as contract existed with the customer, delivery and acceptance of goods and services by customer has occurred, the sales price is fixed or determinable and allocated to the products sold, sales or services and value-added tax laws have been complied with, and collectability is reasonably assured.

The Company recognizes sales of vehicle revenues a point in time when the Company has transferred physical possession of the asset to the customer and the customer has accepted the asset.

The Company recognizes franchisee service revenues over a point in time when the Company performs the service at the same time that customer receives and uses the benefits of the service.

The Company recognizes royalty revenues when the Company has a present right to payment for the services.

The Company estimates potential returns and records such estimates against its gross revenue to arrive at its reported net sales revenue. The Company has not experienced any sales returns.

Inventory

Inventories, which are primarily comprised of finished goods for sale, are stated at the lower of cost or net realizable value, using the first-in first-out method. The Company evaluates the need for reserves associated with obsolete, slow-moving and non-salable inventory by reviewing net realizable values on a periodic basis. Only defects products can be return to our suppliers.

Income Taxes

Income taxes are provided in accordance with ASC No. 740, Accounting for Income Taxes.  A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carry-forwards. Deferred tax expense (benefit) results from the net change during the years of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of all of the deferred tax assets will be realized.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

A tax benefit from an uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities. The determination is based on the technical merits of the position and presumes that the relevant taxing authority that has full knowledge of all relevant information will examine each uncertain tax position. Although the Company believes the estimates are reasonable, no assurance can be given that the final outcome of these matters will not be different than what is reflected in the historical income tax provisions and accruals.

Property and Equipment & Depreciation

Property and equipment are stated at historical cost net of accumulated depreciation. Repairs and maintenance are expensed as incurred. Property and equipment are depreciated on a straight-line basis over the following periods:

Equipment	5 years
Furniture and fixtures	5 years
Motor vehicles	10 years

Impairment of Long-lived assets

The Company accounts for impairment of property and equipment and amortizable intangible assets in accordance with ASC 360, “Accounting for Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of”, which requires the Company to evaluate a long-lived asset for recoverability when there is event or circumstance that indicate the carrying value of the asset may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset or asset group is not recoverable (when carrying amount exceeds the gross, undiscounted cash flows from use and disposition) and is measured as the excess of the carrying amount over the asset’s (or asset group’s) fair value.

New Accounting Pronouncements

In February of 2016, the FASB issued Accounting Standards Update No. 2016-02 (ASU 2016-02) “Leases (Topic 842)”. ASU 2016-02 requires a lessee to recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. ASU 2016-02 is effective for interim and annual reporting periods beginning after December 15, 2018. Early adoption is permitted.

For finance leases, a lessee is required to do the following:

●	Recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in the statement of financial position

●	Recognize interest on the lease liability separately from amortization of the right-of-use asset in the statement of comprehensive income

●	Classify repayments of the principal portion of the lease liability within financing activities and payments of interest on the lease liability and variable lease payments within operating activities in the statement of cash flows.

For operating leases, a lessee is required to do the following:

●	Recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in the statement of financial position

●	Recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term on a generally straight-line basis

●	Classify all cash payments within operating activities in the statement of cash flows.

In July, 2018, the FASB issued Accounting Standards Update No. 2018-11 (ASU 2018-11), which amends ASC 842 so that entities may elect not to recast their comparative periods in transition (the “Comparatives Under 840 Option”). ASU 2018-11 allows entities to change their date of initial application to the beginning of the period of adoption. In doing so, entities would:

●	Apply ASC 840 in the comparative periods.

●	Provide the disclosures required by ASC 840 for all periods that continue to be presented in accordance with ASC 840.

●	Recognize the effects of applying ASC 842 as a cumulative-effect adjustment to retained earnings for the period of adoption.

In addition, the FASB also issued a series of amendments to ASU 2016-02 that address the transition methods available and clarify the guidance for lessor costs and other aspects of the new lease standard.

The management will review the accounting pronouncements and plan to adopt the new standard on November 1, 2019 using the modified retrospective method of adoption. The transition method expedient which allows entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. As a result of electing this transition method, prior periods will not be restated. The adoption of this ASU will result in the recording of additional lease assets and liabilities each with no effect to opening balance of retained earnings as the Company.

In June 2016, the FASB issued an accounting pronouncement (FASB ASU 2016-13) related to the measurement of credit losses on financial instruments. This pronouncement, along with subsequent ASUs issued to clarify certain provisions of ASU 2016-13, changes the impairment model for most financial assets and will require the use of an “expected loss” model for instruments measured at amortized cost. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. In developing the estimate for lifetime expected credit loss, entities must incorporate historical experience, current conditions, and reasonable and supportable forecasts. This pronouncement is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2019.

The management is currently evaluating the impact of this update to the consolidated financial statements. Management will evaluate if the current design for the allowance for loan loss methodology would comply with these new requirements.

In October 2018, the FASB issued an accounting pronouncement (FASB ASU 2018-17) related to related party guidance for variable interest entities. The amendments in this pronouncement are effective for fiscal years beginning after December 15, 2019 and early adoption is permitted. The management does not expect it to have a material effect on the consolidated financial statements.

In December 2019, the FASB issued an accounting pronouncement (FASB ASU 2019-12) related to simplifying the accounting for income taxes. The pronouncement is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The management does not expect it to have a material effect on the consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Credit risk

Cash deposits with banks are held in financial institutions in China, which deposits are not federally insured. Accordingly, the Company has a concentration of credit risk related to the uninsured part of bank deposits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk.

Concentration

The Company has a concentration risk related to suppliers and customers. Failure to maintain existing relationships with the suppliers or customers to establish new relationships in the future could negatively affect the Company’s ability to obtain goods sold to customers in a price advantage and timely manner. If the Company is unable to obtain ample supply of goods from existing suppliers or alternative sources of supply, the Company may be unable to satisfy the orders from its customers, which could materially and adversely affect revenues.

The concentration on sales revenues generated by customers type comprised of the following:

	Years Ended
	October 31, 2019		October 31, 2018
Third party sales revenues	839,743	11%	192,241	4%
Related party sales revenues	503,772	6%	824,671	19%
Related party franchise revenues	6,634,584	83%	3,288,611	76%
Total	7,978,099	100%	4,305,523	100%

The concentration of sales revenues generated by third-party customers comprised of the following:

	Years Ended
	October 31, 2019		October 31, 2018
Customer A	-		45,850	24%
Customer B	-		20,815	11%
Customer C	-		34,632	18%
Customer D	-		16,396	9%
Customer E	102,940	12%	-
Customer F	79,740	9%	-
Customer G	53,864	6%	-
Total	236,544	27%	117,692	62%

BUSINESS

Overview

We franchise and operate retail stores under brand name “Jiuzi”, which sell new energy vehicles, or NEVs, in third-fourth tier cities in China. Most of the NEVs we sell are battery-operated electric vehicles, and a portion are plug-in electric vehicles. As of the date of this prospectus, we have 18 operating franchise stores and one company-owned store in China. The business relationship between Jiuzi and its independent franchisees is supported by adhering to standards and policies and is of fundamental importance to the overall performance and protection of the “Jiuzi” brand.

Primarily a franchisor, our franchising model enables an individual to be its own employer and maintain control over all employment-related matters, marketing and pricing decisions, while also benefiting from our Jiuzi brand, resources and operating system. In collaboration with franchisees, we are able to further develop and refine our operating standards, marketing concepts and product and pricing strategies.

Our revenues consist of sales by our Company-operated store and fees from stores operated by franchisees, which include initial franchise fees and sales commissions. These fees, along with operating rights, are stipulated in our franchise agreements.

We have good relationships with more than twenty NEV manufacturers, including BYD, Geely, and Chery, as well as battery/component manufacturers such as Beijing Zhongdian Boyu, Shenzhen Jishuchongke and Youbang Electronics which focus on manufacturing charging piles, and Guoxuan Gaoke, and Futesi in battery production. We are able to access more brands and obtain more competitive pricing to attract potential franchisees and to meet customer demands. On the capital side, we cooperate with various capital platforms including Beijing Tianjiu Xingfu Control Group and Qinghua Qidi Zhixing, through which our franchisees and their vehicle buyers can obtain financing. Our business partners help us in providing a variety of products and extend our geographic reach.

Benefiting from favorable state policies subsidizing the NEV industry, China’s NEVs production started flourishing around 2015 and 2016, pursuant to the 2016-2020 New Energy Vehicle Promotion Fiscal Support Guidance and Notice regarding “the Thirteenth Five-year Plan” New Energy Vehicles Battery Infrastructure Support Policy. In 2016, China released a series of financial subsidy policies targeted at NEV production. We conducted market research in 2016 and eventually launched our business in 2017. We have built a full-scale modern business management operation, supported by our operations department and marketing department. We aim to build an online-offline operating system in which our headquarters effectively empowers our franchisees with our brand recognition, client source, financial support, technology inspiration, operating and transportation assistance through the online platform. Our fully-developed supply chain will provide solid support for store location expansion. Our franchisees’ conformity to Jiuzi’s standards will help us in our business expansion and implementation of our growth strategy.

We plan to adopt an innovative one-stop vehicle sales model for our vehicle buyers, who is expected to have access to more brands, better services and more affordable pricing.

Our History and Corporate Structure

The following diagram illustrates the corporate structure of our subsidiaries and VIE:

Jiuzi Holdings Inc. is a Cayman Islands exempted company incorporated on October 10, 2019. We conduct our business in China through our Affiliated Entities. The consolidation of our Company and our Affiliated Entities has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

Under our memorandum of association, we are authorized to issue 10,000,000 ordinary shares of a single class, par value US$0.005 per ordinary share. As of the date hereof, there are a total of 1,000,000 ordinary shares issued and outstanding. Shuibo Zhang, our Chairman of the Board of Directors and Chief Executive Officer, is currently the beneficial owner of 79.50% of our outstanding ordinary shares, of which 100% are directly held by Jiuzi One Limited, an entity 100% owned by Mr. Zhang. In addition, Kezhen Li, our Director, is currently the beneficial ownership of 7% of our outstanding ordinary shares, of which 100% are directly held by Jiuzi Nine Limited, an entity 100% owned by Ms. LI. As a result, our directors and officers collectively own 86.5% of our outstanding ordinary shares and have controlling interest of our Company.  Please see “Risk Factors- Since our Directors and Executive Officers will own at least      % of our ordinary shares following the initial public offering, they will have the ability to elect directors and approve matters requiring shareholder approval by way of resolution of members.”

Jiuzi HK was incorporated on October 25, 2019 under the law of Hong Kong SAR. Jiuzi HK is our wholly-owned subsidiary and is currently not engaging in any active business and merely acting as a holding company.

Jiuzi WFOE was incorporated on June 5, 2020 under the laws of the People’s Republic of China. It is a wholly-owned subsidiary of Jiuzi HK and a wholly foreign-owned entity under the PRC laws. The registered principal activity of the company is new energy vehicle retail, new energy vehicle component sales, new energy vehicle battery sales, vehicle audio equipment and electronics sales, vehicle ornament sales, technology service and development, marketing planning, vehicle rentals, etc. Jiuzi WFOE had entered into contractual arrangements with Zhejiang Jiuzi and its shareholders.

Zhejiang Jiuzi was incorporated on May 26, 2017 under the laws of the People’s Republic of China. Its registered business scope includes wholesale and retail of NEVs and NEV components, vehicle maintenance products, technology development of NEVs, Marketing and consulting regarding NEV products, vehicle rentals, event organization, client services regarding vehicle registration, and online business technology. Its registered capital amount is approximately $304,893 (RMB 2,050,000).

Shangli Jiuzi was incorporated on May 10, 2018 under the laws of the People’s Republic of China. Its registered business scope is to engage in retailing NEVs, NEV components, NEV batteries, NEV marketing, vehicle maintenance, used vehicle sales, and car rentals. Zhejiang Jiuzi is the beneficial owner of 59% equity interest of Shangli Jiuzi. Shangli Jiuzi’s registered capital amount is approximately $1,412,789 (RMB 10,000,000).

Contractual Arrangements between Jiuzi WFOE and Zhejiang Jiuzi

Due to PRC legal restrictions on foreign ownership, neither we nor our subsidiaries own any direct equity interest in Zhejiang Jiuzi. Instead, we control and receive the economic benefits of Zhejiang Jiuzi’s business operation through a series of contractual arrangements. Jiuzi WFOE, Zhejiang Jiuzi and the Zhejiang Jiuzi Shareholders entered into a series of contractual arrangements, also known as VIE Agreements, on June 15, 2020. The VIE agreements are designed to provide Jiuzi WFOE with the power, rights and obligations equivalent in all material respects to those it would possess as the sole equity holder of Zhejiang Jiuzi, including absolute control rights and the rights to the assets, property and revenue of Zhejiang Jiuzi.

Each of the VIE Agreements is described in detail below:

Exclusive Option Agreement

Under the Exclusive Option Agreement, the shareholders of Zhejiang Jiuzi irrevocably granted Jiuzi WFOE (or its designee) an exclusive right to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, a portion or whole of the equity interests or assets in Zhejiang Jiuzi held by the Zhejiang Jiuzi Shareholders. The purchase price is RMB 10 and subject to any appraisal or restrictions required by applicable PRC laws and regulations.

The agreement takes effect upon parties signing the agreement, and remains effective for 10 years, extendable upon Jiuzi WFOE or its designee’s discretion.

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreement between Zhejiang Jiuzi and Jiuzi WFOE, Jiuzi WFOE provides Zhejiang Jiuzi with technical support, consulting services and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, business management and information. For services rendered to Zhejiang Jiuzi by Jiuzi WFOE under this agreement, Jiuzi WFOE is entitled to collect a service fee that shall be calculated based upon service hours and multiple hourly rates provided by Jiuzi WFOE. The service fee should approximately equal to Zhejiang Jiuzi’s net profit.

The Exclusive Business Cooperation Agreement shall remain in effect for ten years unless earlier terminated upon written confirmation from both Jiuzi WFOE and Zhejiang Jiuzi before expiration. Otherwise, this agreement can only be extended by Jiuzi WFOE and Zhejiang Jiuzi does not have the right to terminate the agreement unilaterally.

Share Pledge Agreement

Under the Share Pledge Agreement between Jiuzi WFOE and certain shareholders of Zhejiang Jiuzi together holding 1,000,000 shares, or 100% of the equity interests, of Zhejiang Jiuzi (“Zhejiang Jiuzi Shareholders”), the Zhejiang Jiuzi Shareholders pledged all of their equity interests in Zhejiang Jiuzi to Jiuzi WFOE to guarantee the performance of Zhejiang Jiuzi’s obligations under the Exclusive Business Cooperation Agreement. Under the terms of the Share Pledge Agreement, in the event that Zhejiang Jiuzi breaches its contractual obligations under the Exclusive Business Cooperation Agreement, Jiuzi WFOE, as pledgee, will be entitled to certain rights, including, but not limited to, the right to dispose of dividends generated by the pledged equity interests. The Zhejiang Jiuzi Shareholders also agreed that upon occurrence of any event of default, as set forth in the Share Pledge Agreement, Jiuzi WFOE is entitled to dispose of the pledged equity interest in accordance with applicable PRC laws. The Zhejiang Jiuzi Shareholders further agree not to dispose of the pledged equity interests or take any actions that would prejudice Jiuzi WFOE’s interest.

The Share Pledge Agreement shall be effective until the full payment of the service fees under the Business Cooperation Agreement has been made and upon termination of Zhejiang Jiuzi’s obligations under the Business Cooperation Agreement.

The purposes of the Share Pledge Agreement are to (1) guarantee the performance of Zhejiang Jiuzi’s obligations under the Exclusive Business Cooperation Agreement, (2) ensure the shareholders of Zhejiang Jiuzi do not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice Jiuzi WFOE’s interests without Jiuzi WFOE’s prior written consent and (3) provide Jiuzi WFOE control over Zhejiang Jiuzi.

Currently, all of our beneficial owners, who are PRC residents and hold a total of 100% of shares of Zhejiang Jiuzi, have completed the Circular 37 Registration. We will ask our prospective shareholders who are Chinese residents to make the necessary applications and filings as required by Circular 37. However, we cannot assure you that each of our shareholders who are PRC residents will in the future complete the registration process as required by Circular 37. Shareholders of offshore SPV who are PRC residents and who have not completed their registrations in accordance with Circular 37 are subject to certain absolute restrictions, under which they cannot contribute any registered or additional capital to such SPV for offshore financing purposes. In addition, these shareholders cannot repatriate any profits and dividends from the SPV to China either. Please see “Risk Factors-Part of our shareholders are not in compliance with the PRC’s regulations relating to offshore investment activities by PRC residents, and as a result, the shareholders may be subject to penalties if we are not able to remediate the non-compliance.”

Shareholders who have completed the Circular 37 registration would not be adversely affected and are allowed to contribute assets into the offshore special purpose vehicle and repatriate profits and dividends from them. Since Jiuzi WFOE has completed its foreign exchange registration as a foreign investment enterprise, its ability to receive capital contribution, make distributions and pay dividends is not restricted.

Industry Overview

Growth Trends in China’s Automotive Industry

Currently China is the world’s largest automobile market as measured by sales volume. Driven by economic growth and increasing urbanization, the passenger vehicle industry has grown from sales of 19.0 million units in 2013 to 25.7 million units in 2017, representing an annual compound growth rate, or CAGR, of 7.8%, more than three times the global market’s CAGR of 2.5% for that period. According to Frost & Sullivan, China’s passenger vehicle sales volume is expected to grow at a CAGR of 5.2% from 2017 to 2022, reaching 33.1 million units in 2022, accounting for 37.4% of the global market as of 2022. (Source: https://cleantechnica.com/2019/02/19/chinas-passenger-electric-vehicle-sales-jumped-to-91000-in-january-suggesting-2-million-total-sales-in-2019/)

China recorded 91,175 passenger electric vehicle sales in January 2019, and around 96,000 when adding on commercial vehicles sales. (Source: https://cleantechnica.com/2019/02/19/chinas-passenger-electric-vehicle-sales-jumped-to-91000-in-january-suggesting-2-million-total-sales-in-2019/)

In the past 5 years, sales of NEVs in China have been increasing drastically, from 50,115 in 2014, to 176,378 in 2015, 322,833 in 2016, 547,564 in 2017 and 801,654 in 2018 (Source: https://cleantechnica.com/2019/02/24/china-ev-forecast-50-ev-market-share-by-2025-part-1/). Such fast growth was due to supportive governmental policy, better public acceptance of the concept of NEVs, and more developed battery station infrastructure. Among all above factors, governmental policy is crucial to the industry growth and to some extent determines consumers’ choice in this field. Without the price competitiveness made possible by governmental subsidies, NEV sales will likely drop. Meanwhile, competition from international NEV brands could also add difficulty to China’s local brands’ expansion.

Prospects for NEVs Franchising Business

Today, more and more consumers are shifting from traditional fuel-driven vehicles to NEVs. This provides a favorable market for NEV franchising businesses and franchisees. The current average price for mini electrical vehicle in China ranges between RMB 20,000 and 50,000 (approximately $3,000 to $7,000), which is much lower than regular fuel-driven vehicles. Most vehicle buyers of affordable NEVs live in third/fourth/fifth tier cities, where the average household income is relatively low.

Most dealerships in the country have been pursuing the 4S model, a full-service approach that brings together sales, service, spare parts and surveys (customer feedback). Traditional 4S stores have a difficult time flourishing because it costs a lot more to launch a 4S store, and it is more difficult to update or transform an existing 4S store’s operating system. The initial investment cost for 4S stores ranges between a few million RMB and several hundred million RMB, excluding land purchasing or rental costs. Roughly 20% of the profit generated by 4S stores is from sales and the remaining 80% is from after-market services. Essentially, 4S stores are service-oriented. Most 4S stores charge higher prices for components compared to manufacturers, and charge higher service fees compared to regular vehicle after-sale service providers. As a result, car buyers tend not to choose 4S stores for after-sale services once their cars are out of the warranty period with 4S stores. To maintain their customers, traditional 4S stores have to raise marketing expenses and attract customers, and provide customers with the contacts of insurance companies, which usually charge higher premiums compared to what customers would have chosen. Therefore, 4S stores are becoming less and less of a cost-effective choice for car buyers at a time when consumers have more price transparency in the market. Additionally, 4S stores face more regulatory challenges from local governments, such as land use noncompliance. As a result, car manufacturers are shifting their business partners and finding smaller and flexible car retailers more favorable. (Source: https://auto.gasgoo.com/News/2019/04/12075107517I70098777C302.shtml).

This shift has brought opportunities to the NEV franchising business. NEVs retailers are generating more profits from after-sale services, which also face competition from professional car maintenance service providers. A mature NEVs franchiser can have franchisees located conveniently in major residential neighborhoods, where car buyers can easily access. The franchisees can also provide a full range of after-sale services. This business model requires much less initial investment, while providing more convenient and instant vehicle services to consumers. In the past, average car owners typically have fewer than two cars per household. This trend is changing rapidly as more households prefer to have multiple vehicles. As a result, car buyers have more diverse needs for their vehicles, and value the unique and easy shopping experience afforded by the supermarket sales model adopted by Jiuzi franchisees. (Source: https://auto.gasgoo.com/News/2019/04/12075107517I70098777C302.shtml)

Our Growth Strategies

We aim to build an operating system in which the headquarters effectively empowers franchisees with our brand recognition, client source, financial support, technology inspiration, operating and transportation assistance. Our growth strategies include the following:

●	Continue brand building and franchise stores expansion

We continue building our brand recognition through existing franchise stores and opening new ones. Our focus is in China’s third-fourth-fifth tier cities. Our franchisees in these small cities are expected to mainly serve as NEVs outlets, where large quantities of fragmented transactions are conducted with NEVs sales to mostly consumers in towns, communities and neighborhoods through word of mouth. We have few competitors in these small cities in our size.  Our franchisees are expected to expand their customer base in these locations and enhance brand recognition in communities. We have been in discussion with existing and potential franchisees to roll out more franchise stores, depending on the market post COVID-19.

●	Convert existing 4S stores to our franchise stores

Generally, 4S stores are operating under heavy financial pressures and regulatory burdens given their bigger size and less flexible business models. 4S stores are largely located in first-tier and second-tier cities, and have higher monthly operation cost. Many 4S stores suffer operating loss and some may even go out of business. We plan to enter into agreements with such struggling 4S stores, under which we will convert them into Jiuzi franchise stores. The initial franchise fees for the converted franchise stores will be lower than the fees for newly established franchise stores because these 4S stores already have their existing operations and store spaces.

●	Develop online-offline technology platform and sales channel

We are developing an online technology platform and planning to build an online-offline business model, as well as using data-driven technologies to deliver an improved shopping experience for consumers and an enhanced operational efficiency for suppliers. Our franchisees can utilize both online and offline channels to acquire consumers. Utilizing our future online platform, the vehicle buyers will have access to abundant vehicle information that is tailored to individual customer needs. Vehicle buyers can browse within the APP and place their order online.

●	Establish display centers and distribution centers

In first-second tier cities, we plan to set up showrooms of high-end NEVs to convey a message of a green concept and new energy lifestyle. We are not planning to use a franchise model in these locations; instead, we will build our distribution centers by taking advantage of the cities’ well-established transportation infrastructure. We expect the potential vehicle buyers to see and try the vehicles in the showroom and then make the purchase online or by using our APP. In connection, we will cooperate with logistic companies for the delivery.

●	Reduce overall costs for our operations

In light of the intensive competition in the NEVs industry and COVID-19 outbreak, we intend to reduce our overall costs through better vehicles sourcing channels, in order to strengthen our short-term cash flows. We plan to source more vehicles from 4S stores as compared to other suppliers such as NEVs manufacturers and battery/component factories, as 4S stores usually require smaller deposit payments for the vehicles and provide flexible return policy, while the other two sources require full payment for the vehicles and no return policy.

●	Strengthen our brand recognition through Jiuzi New Energy Vehicles Life Club

Our club members mainly consist of vehicle buyers and their families, as well as potential vehicle buyers who are interested in learning and buying NEVs. We regularly arrange social activities among buyers and their families, including outdoor activities, movie nights, test driving events, vehicle owner cultural events, and charity events. We are devoted to enhancing member relations and an active lifestyle, through which we promote NEVs and strengthen our brand recognition.

Franchise Arrangement and Business Model

Under our franchise arrangement, the Company is responsible for interior renovation, décor and signs in the store location agreed to by the parties, providing training and assistance to franchisees in launching franchise stores. Franchisees are responsible for securing the lease on the land and building for the store location, operating and managing the business, providing capital to develop and open new stores. On average, it takes about ten months from entering into the franchise agreement, determining store location, completing renovations, and training new staff to eventually launching the franchise store. The size of our franchise stores ranges from 5,000 to 12,000 square feet.

The Company requires franchisees to meet rigorous standards, including operation procedures and customer services. The business relationship with franchisees is designed to facilitate consistency and quality at all of Jiuzi’s franchise stores.

The Company generally does not invest any capital other than payment of rent in the first year. Our revenue sources comprise of (i) NEVs sales in our company-owned store and NEVs sales supplied to our franchisees; (ii) initial franchisee fees from our franchisees and (iii) on-going royalties based on a percent of net profits from our franchisees. This structure enables us to generate significant and predictable levels of cash flow. As of October 31, 2019, 83% of our revenues were generated through initial franchisees’ fees while 17% were generated through NEVs sales. We have not generated any revenue from the franchisees’ royalties.

We have good relationships with various automobile manufacturers, including BYD, Geely, and Chery, and battery/component factories such as Beijing Zhongdian Boyu, Shenzhen Jishuchongke, Guoxuan Gaoke, and Futesi, for vehicle supplies.  We are able to access more brands and obtain more affordable pricing to attract potential franchisees and to meet customer demands.  On the capital side, we cooperate with various capital platforms including Beijing Tianjiu Xingfu Control Group and Qinghua Qidi Zhixing. We also partner with multiple established financial service providers, through which our vehicle buyers receive financing services for more affordable vehicle purchases. Our business partners help us in providing a comprehensive range of products, broad operating regions and full-scale services.

Supply Chain

We source vehicles through cooperation with various parties including manufacturers, battery factories and 4S stores, etc. and then distribute them to franchisees to meet local vehicle buyers’ demands. We obtain vehicle ownership when we purchase NEVs from our suppliers, and subsequently place vehicles to our franchisees’ market channels. End vehicle buyers will be responsible for title transfer, insurance and financing, if applicable. When the vehicles are sold, the franchisees will pay back to us the costs for the vehicles. We generate a small amount of revenues through the sales of NEVs supplied to the Company’s franchisees.

NEVs Manufacturers: Manufacturers usually provide most favorable pricing. However, they usually require the purchase of a larger quantity of vehicles at a time. We cannot return unsold vehicles to manufacturers.

Battery/Component Factories: Battery or other component factories usually have NEVs in stock because NEVs manufacturers routinely enter into agreements with battery factories where battery factories supply batteries to NEVs manufacturers. Some NEVs manufacturers with temporary cashflow difficulties use NEVs as payments to battery factories. We purchase such NEVs from battery factories at favorable prices that are lower than prices offered by 4S stores. However, we will need to make full payment for vehicles procured through this source, and we do not have the option to return unsold vehicles to battery/component factories.

4S Stores: Traditional 4S stores have reputable quality vehicles and relatively friendly refund policies. We only need to pay security deposits for the vehicles, which is usually 30%-50% of the full price. Their return policy is usually more flexible and we can return the unsold vehicles to 4S stores. We will source more vehicles from 4S stores in the future as they usually require a smaller advancement and have flexible return policies.

Marketing and Branding

We started our marketing efforts in third-fourth-fifth tier cities in China, where the NEVs market is still relatively unexplored. We build our brand image by connecting the concept of NEVs to our brand name, focusing on a broad selection of brands and affordable pricing. We use online advertising platforms to promote our brand image, such as WeChat, Weibo and Tik Tok. We also partner with a variety of marketing companies including Qidizhixing and Tianjiuxingfu Holdings, who help us find the right platform for our marketing. To strengthen our brand recognition, we use a uniformed storefront image and set of store interior designs.

In addition, we promote our brand through our Jiuzi New Energy Vehicle Life Club. Our club members mainly consist of vehicle buyers and their families as well as general public who are interested in NEVs. We regularly arrange social activities among members, including outdoor activities, movie nights, test driving event, vehicle owner cultural events and charity events, etc. We are devoted to enhancing member relations and promoting an active lifestyle, through which we strengthen our brand recognition. We also hold seminars for the public about the economic and environmental benefits of NEVs.

We value our brand reputation. Part of the sales in our Shangli store and franchisees’ stores are depending on word-of-mouth and referral from existing vehicle buyers. We have adopted a series of brand image maintenance approaches. We regularly dispatch training staff specializing in NEVs information to provide training to our franchisees on topics including NEVs performance and customer service experience. Franchisees will not be charged additional fees for the training services.

Competitive Advantages

Competition in the automotive industry is intense and evolving. We believe the impact of new regulatory requirements for occupant safety and vehicle emissions, technological advances in powertrain and consumer electronic components, and shifting customer demands and expectations are causing the industry to evolve in the direction of electric-based vehicles. We believe our primary competitive factors are:

●	We entered the industry at a relatively early point and thus have stronger brand recognition and consumer acceptance. We received “2018 Zhejiang Business New Project” from Zhejiang Province Trade and Business Industry Association in 2018, and “Best Investment Potential” award from Leading Capital Summit for Mid to Small Business in 2019;

●	We have a large number of franchisees and strong customer demand, which add to our leverage over supply chains in terms of selections and pricing;

●	Our franchise stores have more space (5,000-12,000 square feet) compared to our competitors and we have a wide range of business partners, both of which help us provide better customer experiences; and

●	The cost of launching a new franchisee is relatively low as compared to traditional 4S stores, and it is easier to expand our franchise stores to cover geographical areas and lower the advertisement cost for our franchisees. In comparison to traditional 4S stores, our franchisees are also able to carry more brands of NEVs.

Intellectual Property

Our trademark “Jiuzi New Energy” was registered with China’s trademark Bureau on June 28, 2018 under international category 12 (vehicles, electrical vehicles etc.) and international category 37 (vehicle maintenance service, vehicle cleaning services etc.), and international category 39 (transportation, driver services, car rental, etc.). The trademark will be valid for ten years until June 27, 2028.

Employees

As of June 2020, we had 18 full-time employees. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. As required by regulations in China and according to local government’s requirements, we participate in various employee social security plans that are organized by local governments. We pay social insurance for some of our employees, covering all five types of social insurance, including pension, medical insurance, work-related injury insurance, unemployment insurance, and maternity insurance.

Facilities

Our principal office is located at 3F-5F, No.1 Building, Jinsha Lake Business Center, 955 Tianchengdong Road, Xiasha Street, Economic Technology District, Hangzhou, China 311103. The office space is approximately 260 square meters and the lease for this facility is RMB 18,000, or US$2,550, per month, expiring in September 2021.

Our Shangli Jiuzi store is located at Building 5, Units 101-103, Yidu International Business Center, Yingbin Road, Shangli Town, Shangli County, Pingxiang City, Jiangxi Province, China. The store space is approximately 925 square meters. The lease for this facility is RMB 3,930, or US$560, per month. This lease started from March 1, 2019 and expires in February 2023.

REGULATIONS

This section sets forth a summary of the principal PRC laws and regulations relevant to our business and operations in China.

Regulations on Commercial Franchise

The commercial franchise in China are principally governed by the Regulation on the Administration of Commercial Franchises, which was adopted by the State Council on January 31, 2007, and became effective on May 1, 2007. Pursuant to the regulation, a franchiser engages in franchise activities shall have at least two direct sales stores, and have undertaken the business for more than a year, also known as “two stores, one year” rule. The regulation further stipulates that a franchiser shall, within 15 days after having concluded a franchise contract for the first time, report it to the commercial administrative department for archival filing. If a franchiser does not comply with the “two stores, one year” rule, the commercial administrative department shall order it to make a correction, confiscate its illegal proceeds, impose a fine of more than 100,000 RMB but less than 500,000 RMB on it, and make an announcement about it. In case a franchiser fails to put itself on the archives of the commercial administrative department according to Article 8 of this Regulation, the commercial administrative department shall order it to do so within a time limit, and impose a fine of more than 10,000 yuan but less than 50,000 yuan on it; and if it fails to do so within the time limit, it shall be fined more than 50,000 yuan but less than 100,000 yuan, and an announcement shall also be made.

Regulations on Automobile Sales

Pursuant to the Administrative Measures on Automobile Sales promulgated by the Ministry of Commerce, or the MOFCOM on April 5, 2017, which became effective on July 1, 2017, automobile suppliers and dealers are required to file with relevant authorities through the information system for the national automobile circulation operated by the competent commerce department within 90 days after the receipt of a business license. Where there is any change to the information concerned, automobile suppliers and dealers must update such information within 30 days after such change.

Regulations on the Recall of Defective Automobiles

On October 22, 2012, the State Council promulgated the Administrative Provisions on Defective Automotive Product Recalls, which became effective on January 1, 2013. The product quality supervision department of the State Council is responsible for the supervision and administration of recalls of defective automotive products nationwide. Pursuant to the administrative provisions, manufacturers of automobile products are required to take measures to eliminate defects in products they sell. A manufacturer must recall all defective automobile products. Failure to recall such products may result in an order to recall the defective products from the quality supervisory authority of the State Council. If any operator conducting sales, leasing, or repair of vehicles discovers any defect in automobile products, it must cease to sell, lease or use the defective products and must assist manufacturers in the recall of those products. Manufacturers must recall their products through publicly available channels and publicly announce the defects. Manufacturers must take measures to eliminate or cure defects, including rectification, identification, modification, replacement or return of the products. Manufacturers that attempt to conceal defects or do not recall defective automobile products in accordance with relevant regulations will be subject to penalties, including fines, forfeiture of any income earned in violation of law and revocation of licenses.

Pursuant to the Implementation Rules on the Administrative Provisions on Defective Automotive Product Recalls which was promulgated by the QSIQ on November 27, 2015 and became effective on January 1, 2016, if a manufacturer is aware of any potential defect in its automobiles, it must investigate in a timely manner and report the results of such investigation to the QSIQ. Where any defect is found during the investigations, the manufacturer must cease to manufacture, sell, or import the relevant automobile products and recall such products in accordance with applicable laws and regulations.

Regulations on Product Liability

Pursuant to the Product Quality Law of PRC promulgated on February 22, 1993 and amended on July 8, 2000 and August 27, 2009, it is prohibited from producing or selling products that do not meet applicable standards and requirements for safeguarding human health and ensuring human and property safety. Products must be free from unreasonable dangers threatening human and property safety. Where a defective product causes physical injury to a person or property damage, the aggrieved party may make a claim for compensation from the producer or the seller of the product. Producers and sellers of non-compliant products may be ordered to cease the production or sale of the products and could be subject to confiscation of the products and/or fines. Earnings from sales in contravention of such standards or requirements may also be confiscated, and in severe cases, an offender’s business license may be revoked.

Government Policies Relating to New Energy Vehicles in the PRC

Government Subsidies for Purchasers of NEVs

On April 22, 2015, the Ministry of Finance, or the MOF, the Ministry of Science and Technology, or the MOST, the MIIT and the NDRC jointly issued the Circular on the Financial Support Policies on the Promotion and Application of New Energy Vehicles in 2016-2020, or the Financial Support Circular, which took effect on the same day. The Financial Support Circular provides that those who purchase NEVs specified in the Catalogue of Recommended New Energy Vehicle Models for Promotion and Application by the MIIT may obtain subsidies from the PRC national government. Pursuant to the Financial Support Circular, a purchaser may purchase a new energy vehicle from a seller by paying the original price minus the subsidy amount, and the seller may obtain the subsidy amount from the government after such new energy vehicle is sold to the purchaser.

On December 29, 2016, the MOF, the MOST, the MIIT and the NDRC jointly issued the Circular on Adjusting the Subsidy Policy for the Promotion and Application of New Energy Vehicles, or the Circular on Adjusting the Subsidy Policy, which took effect on January 1, 2017, to adjust the existing subsidy standards for purchasers of NEVs. The Circular on Adjusting the Subsidy Policy capped the local subsidies at 50% of the national subsidy amount, and further specified that national subsidies for purchasers purchasing certain NEVs (except for fuel cell vehicles) from 2019 to 2020 will be reduced by 20% as compared to 2017 subsidy standards.

The Circular on Adjusting and Improving the Subsidy Policies for the Promotion the Application of New Energy Vehicles, which was jointly promulgated by the MOF, the MOST, the MIIT and the NDRC on February 12, 2018 and became effective on the same day further adjusted and improved the existing national subsidy standards for purchasers of NEVs.

Following the issuance of the foregoing circulars and other relevant regulations, a number of local governments, including, among others, Shanghai, Beijing, Guangzhou, Shenzhen, Chengdu, Nanjing, Hangzhou and Wuhan, have issued policies on local subsidies for purchasers of NEVs, and have adjusted the local subsidy standards annually according to the national subsidy standard. For example, on January 31, 2018, the Development and Reform Commission of Shanghai together with other six local authorities jointly issued the Implementation Rules on Encouraging the Purchase and Use of New Energy Vehicles in Shanghai, pursuant to which local governments may provide local subsidies equal to 50% of the national subsidy amount to the purchaser of qualified pure electric passenger vehicles.

Exemption of Vehicle Purchase Tax

On December 26, 2017, the MOF, the State Administration of Taxation, or the SAT, the MIIT and the MOST jointly issued the Announcement on Exemption of Vehicle Purchase Tax for New Energy Vehicle, or the Announcement on Exemption of Vehicle Purchase Tax, pursuant to which, from January 1, 2018 to December 31, 2020, the vehicle purchase tax which is applicable for ICE vehicles is not imposed on purchases of qualified NEVs listed in the Catalogue of New Energy Vehicle Models Exempt from Vehicle Purchase Tax, or the Catalogue, issued by the MIIT. Such announcement provides that the policy on exemption of vehicle purchase tax is also applicable to NEVs added to the Catalogue prior to December 31, 2017.

Non-imposition of Vehicle and Vessel Tax

The Preferential Vehicle and Vessel Tax Policies for Energy-saving and New Energy Vehicles and Vessels, which was jointly promulgated by the MOF, the SAT and MIIT on May 7, 2015, clarifies that pure electric passenger vehicles are not subject to vehicle and vessel tax.

New Energy Vehicle License Plate

In recent years, in order to control the number of motor vehicles on the road, certain local governments have issued restrictions on the issuance of vehicle license plates. These restrictions generally do not apply to the issuance of license plates for NEVs, which makes it easier for purchasers of NEVs to obtain automobile license plates. For example, pursuant to the Implementation Measures on Encouraging Purchase and Use of New Energy Vehicles in Shanghai, local authorities will issue new automobile license plates to qualified purchasers of NEVs without requiring such qualified purchasers to go through certain license-plate bidding processes and to pay license-plate purchase fees as compared with purchasers of ICE vehicles.

Policies Relating to Incentives for Electric Vehicle Charging Infrastructure

On January 11, 2016, the MOF, the MOST, the MIIT, the NDRC and the National Energy Administration, or the NEA, jointly promulgated the Circular on Incentive Policies on the Charging Infrastructures of New Energy Vehicles and Strengthening the Promotion and Application of New Energy Vehicles during the 13th Five-year Plan Period, which became effective on January 1, 2016. Pursuant to such circular, the central finance department is expected to provide certain local governments with funds and subsidies for the construction and operation of charging facilities and other relevant charging infrastructure.

Certain local governments have also implemented incentive policies for the construction and operation of charging infrastructure. For example, pursuant to the Supporting Measures on Encouraging the Development of Charging Infrastructures of the Electric Vehicles in Shanghai, builders of certain non-self-use charging infrastructure may be eligible for subsidies for up to 30% of its investment cost, and the operator of certain non-self-use charging infrastructure may be eligible for subsidies calculated based on electricity output.

All the above incentives are expected to facilitate acceleration of development of public charging infrastructure, which will consequently offer more accessible and convenient EV charging solutions to purchasers of electric vehicles.

Policies Relating to Credits for New Electric Vehicles

On September 27, 2017, the MIIT, the MOF, the MOFCOM, the General Administration of Customs of PRC and the General Administration of Quality Supervision, Inspection and Quarantine of the PRC jointly promulgated the Measure for the Parallel Administration of the Corporate Average Fuel Consumption and New Energy Vehicle Credits of Passenger Vehicle Enterprises, or the Parallel Credits Measure, which took effect on April 1, 2018. Under the Parallel Credits Measure, among other requirements, each of the vehicle manufacturers and vehicle importers above a certain scale is required to maintain its NEVs credits, or the NEVs credits, above zero, regardless of whether NEVs or ICE vehicles are manufactured or imported by it, and NEVs credits can be earned only by manufacturing or importing NEVs. Therefore, NEVs manufacturers will enjoy preferences in obtaining and calculating of NEVs credits.

NEVs credits equal to the aggregate actual scores of a vehicle manufacturer or a vehicle importer minus its aggregate targeted scores. The targeted scores shall be the product obtained by multiplying annual production/import volume of fuel energy vehicles of a vehicle manufacturer or a vehicle importer by the NEVs credit ratio set by MIIT, while the actual scores are to be the product obtained by multiplying the score of each NEVs type by respective NEVs production/import volume. Excess positive NEVs credits are tradable and may be sold to other enterprises through a credit management system established by the MIIT. Negative NEVs credits can be offset by purchasing excess positive NEVs credits from other manufacturers or importers. As a manufacturer that will only manufacture NEVs, after we obtain our own manufacturing license, we will be able to earn NEVs credits by manufacturing NEVs through our future manufacturing plant on each vehicle manufactured, and may sell our excess positive NEVs credits to other vehicle manufacturers or importers.

Regulations on Consumer Rights Protection

Our business is subject to a variety of consumer protection laws, including the PRC Consumer Rights and Interests Protection Law, as amended and effective as of March 15, 2014, which imposes stringent requirements and obligations on business operators. Failure to comply with these consumer protection laws could subject us to administrative sanctions, such as the issuance of a warning, confiscation of illegal income, imposition of fines, an order to cease business operations, revocation of business licenses, as well as potential civil or criminal liabilities.

Regulations on Internet Information Security and Privacy Protection

In November 2016, the Standing Committee of the National People’s Congress, or the SCNPC, promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which became effective on June 1, 2017. The Cyber Security Law requires that a network operator, which includes, among others, internet information services providers, take technical measures and other necessary measures in accordance with applicable laws and regulations and the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of its networks. We are subject to such requirements as we are operating website and mobile application and providing certain internet services mainly through our mobile application. The Cyber Security Law further requires internet information service providers to formulate contingency plans for network security incidents, report to the competent departments immediately upon the occurrence of any incident endangering cyber security and take corresponding remedial measures.

Internet information service providers are also required to maintain the integrity, confidentiality and availability of network data. The Cyber Security Law reaffirms the basic principles and requirements specified in other existing laws and regulations on personal data protection, such as the requirements on the collection, use, processing, storage and disclosure of personal data, and internet information service providers being required to take technical and other necessary measures to ensure the security of the personal information they have collected and prevent the personal information from being divulged, damaged or lost. Any violation of the Cyber Security Law may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, shutdown of websites or criminal liabilities.

Regulations on Environmental Protection and Work Safety

Regulations on Environmental Protection

Pursuant to the Environmental Protection Law of the PRC promulgated by the SCNPC, on December 26, 1989, amended on April, 24, 2014 and effective on January 1, 2015, any entity which discharges or will discharge pollutants during course of operations or other activities must implement effective environmental protection safeguards and procedures to control and properly treat waste gas, waste water, waste residue, dust, malodorous gases, radioactive substances, noise vibrations, electromagnetic radiation and other hazards produced during such activities.

Environmental protection authorities impose various administrative penalties on persons or enterprises in violation of the Environmental Protection Law. Such penalties include warnings, fines, orders to rectify within the prescribed period, orders to cease construction, orders to restrict or suspend production, orders to make recovery, orders to disclose relevant information or make an announcement, imposition of administrative action against relevant responsible persons, and orders to shut down enterprises. Any person or entity that pollutes the environment resulting in damage could also be held liable under the Tort Law of the PRC. In addition, environmental organizations may also bring lawsuits against any entity that discharges pollutants detrimental to the public welfare.

Regulations on Work Safety

Under relevant construction safety laws and regulations, including the Work Safety Law of the PRC which was promulgated by the SCNPC on June 29, 2002, amended on August 27, 2009, August 31, 2014, and effective as of December 1, 2014, production and operating business entities must establish objectives and measures for work safety and improve the working environment and conditions for workers in a planned and systematic way. A work safety protection scheme must also be set up to implement the work safety job responsibility system. In addition, production and operating business entities must arrange work safety training and provide the employees with protective equipment that meets the national standards or industrial standards. Automobile and components manufacturers are subject to the aforementioned environment protection and work safety requirements.

PRC Laws and Regulations on Foreign Investment

Investment in the PRC by foreign investors and foreign-invested enterprises shall comply with the Catalogue for the Guidance of Foreign Investment Industries (2017 Revision) (the “Catalogue”), which was last amended and issued by MOFCOM and NDRC on June 28, 2017 and became effective since July 28, 2017, and the Special Management Measures for Foreign Investment Access (2019 version), or the Negative List, which came into effect on July 30, 2019. The Catalogue and the Negative List contains specific provisions guiding market access for foreign capital and stipulates in detail the industry sectors grouped under the categories of encouraged industries, restricted industries and prohibited industries. Any industry not listed on the Negative List is a permitted industry unless otherwise prohibited or restricted by other PRC laws or regulations.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law of the PRC, or the Foreign Investment Law, which will come into effect on January 1, 2020, repealing simultaneously the Law of the PRC on Sino-foreign Equity Joint Ventures, the Law of the PRC on Wholly Foreign-owned Enterprises and the Law of the PRC on Sino-foreign Cooperative Joint Ventures. The Foreign Investment Law adopts the management system of pre-establishment national treatment and negative list for foreign investment. Policies in support of enterprises shall apply equally to foreign-funded enterprises according to laws and regulations. Foreign investment enterprises shall be guaranteed that they could equally participate in the setting of standards, and the compulsory standards formulated by the State shall be equally applied. Fair competition for foreign investment enterprises to participate in government procurement activities shall be protected. The Foreign Investment Law also stipulates the protection on intellectual property rights and trade secrets. The State also establishes information reporting system and national security review system according to the Foreign Investment Law.

PRC Laws and Regulations on Wholly Foreign-owned Enterprises

The establishment, operation and management of corporate entities in China are governed by the PRC Company Law, which was promulgated by the SCNPC on December 29, 1993 and became effective on July 1, 1994. It was last amended on October 26, 2018 and the amendments became effective on October 26, 2018. Under the PRC Company Law, companies are generally classified into two categories, namely, limited liability companies and joint stock limited companies. The PRC Company Law also applies to limited liability companies and joint stock limited companies with foreign investors. Where there are otherwise different provisions in any law on foreign investment, such provisions shall prevail.

The Law of the PRC on Wholly Foreign-invested Enterprises was promulgated and became effective on April 12, 1986, and was last amended and became effective on October 1, 2016. The Implementing Regulations of the PRC Law on Foreign-invested Enterprises were promulgated by the State Council on October 28, 1990. They were last amended on February 19, 2014 and the amendments became effective on March 1, 2014. The Provisional Measures on Administration of Filing for Establishment and Change of Foreign Investment Enterprises were promulgated by MOFCOM and became effective on October 8, 2016, and were last amended on July 20, 2017 with immediate effect. The above-mentioned laws form the legal framework for the PRC Government to regulate Foreign-invested Enterprises. These laws and regulations govern the establishment, modification, including changes to registered capital, shareholders, corporate form, merger and split, dissolution and termination of Foreign-invested Enterprises.

According to the above regulations, a Foreign-invested Enterprise should get approval by MOFCOM before its establishment and operation. Jiuzi WFOE is a Foreign-invested Enterprise since established, and has obtained the approval of the local administration of MOFCOM. Its establishment and operation are in compliance with the above-mentioned laws. Zhejiang Jiuzi is a PRC domestic company, and it is not subject to the record-filling or examination applicable to Foreign-invested Enterprises.

PRC Laws and Regulations on Trademarks

The Trademark Law of the PRC was adopted at the 24th meeting of the SCNPC on August 23, 1982. Three amendments were made on February 22, 1993, October 27, 2001 and August 30, 2013. The last amendment was implemented on May 1, 2014. The Regulations on the Implementation of the Trademark Law of the PRC were promulgated by the State Council of the People’s Republic of China on August 3, 2002, which took effect on September 15, 2002. It was revised on April 29, 2014 and became effective as of May 1, 2014. According to the Trademark Law and the implementing regulations, a trademark which has been approved and registered by the trademark office is a registered trademark, including a trademark of goods, services, collective trademark and certification trademark. The trademark registrant shall enjoy the exclusive right to use the trademark and shall be protected by law. The trademark law also specifies the scope of registered trademarks, procedures for registration of trademarks and the rights and obligations of trademark owners. We are currently holding 9 registered trademarks in China and enjoy the corresponding rights.

PRC Laws and Regulations on Foreign Exchange

General Administration of Foreign Exchange

The principal regulation governing foreign currency exchange in the PRC is the Administrative Regulations of the PRC on Foreign Exchange (the “Foreign Exchange Regulations”), which were promulgated on January 29, 1996, became effective on April 1, 1996 and were last amended on August 5, 2008. Under these rules, Renminbi is generally freely convertible for payments of current account items, such as trade- and service-related foreign exchange transactions and dividend payments, but not freely convertible for capital account items, such as capital transfer, direct investment, investment in securities, derivative products or loans unless prior approval by competent authorities for the administration of foreign exchange is obtained. Under the Foreign Exchange Regulations, foreign-invested enterprises in the PRC may purchase foreign exchange without the approval of SAFE to pay dividends by providing certain evidentiary documents, including board resolutions, tax certificates, or for trade- and services-related foreign exchange transactions, by providing commercial documents evidencing such transactions.

Registration of Foreign Investment Enterprises

Pursuant to the Notice of State Administration of Foreign Exchange on Promulgation of the Provisions on Foreign Exchange Control on Direct Investments in China by Foreign Investors promulgated by the SAFE, or the Notice, upon establishment of a foreign investment enterprise pursuant to the law, registration formalities shall be completed with the foreign exchange bureau. Upon completion of registration formalities by the entities involved in direct investments in China, the entities may open accounts for direct investments in China such as preliminary expense account, capital fund account and asset realization account, etc. with the bank based on the actual needs. Upon completion of such registration formalities, foreign investment enterprises could also conduct settlement when contributing foreign exchange funds, and remit funds overseas in the event of capital reduction, liquidation, advance recovery of investment, profit distribution, etc.

As of the date of this prospectus, our WFOE has completed the foreign exchange registration formalities upon establishment. Subsequently, Jiuzi HK, the sole shareholder of WFOE, is able to contribute capital to or receive distributions and dividends from WFOE.

Circular No. 37 and Circular No. 13

Circular 37 was released by SAFE on July 4, 2014 and abolished Circular 75 which had been in effect since November 1, 2005. Pursuant to Circular 37, a PRC resident should apply to SAFE for foreign exchange registration of overseas investments before it makes any capital contribution to a special purpose vehicle, or SPV, using his or her legitimate domestic or offshore assets or interests. SPVs are offshore enterprises directly established or indirectly controlled by domestic residents for the purpose of investment and financing by utilizing domestic or offshore assets or interests they legally hold. Following any significant change in a registered offshore SPV, such as capital increase, reduction, equity transfer or swap, consolidation or division involving domestic resident individuals, the domestic individuals shall amend the registration with SAFE. Where an SPV intends to repatriate funds raised after completion of offshore financing to the PRC, it shall comply with relevant PRC regulations on foreign investment and foreign debt management. A foreign-invested enterprise established through return investment shall complete relevant foreign exchange registration formalities in accordance with the prevailing foreign exchange administration regulations on foreign direct investment and truthfully disclose information on the actual controller of its shareholders.

If any shareholder who is a PRC resident (as determined by Circular No. 37) holds any interest in our SPV and fails to fulfil the required foreign exchange registration with the local SAFE branches, capital contribution to the SPV by the shareholder failing to comply with Circular No.37, as well as the distribution of profits and dividends derived from the SPV to such shareholder may be prohibited. However, even if such shareholder fails to fulfil the required foreign exchange registration with the local SAFE branches, Jiuzi Holdings Inc. and Jiuzi HK are not restricted in their ability to contribute additional capital to WFOE. Since Zhejiang Jiuzi and its subsidiaries are only controlled by WFOE through contractual arrangements, and since WFOE is not a shareholder of Zhejiang Jiuzi, neither Zhejiang Jiuzi nor any of its subsidiaries have any obligations to contribute capital to WFOE, nor have they any rights to receive distributions or dividends from WFOE. Only capital contributions to a special purpose vehicle by its shareholders failing to comply with Circular 37, as well as the repatriation of profits and dividends derived from such special purpose vehicle to China by its shareholders are limited. Our WFOE is not prohibited from distributing its profits and dividends to Jiuzi Holdings Inc. or Jiuzi HK or from carrying out other subsequent cross-border foreign exchange activities because WFOE has completed the foreign exchange registration formalities as required upon its establishment. Where a domestic resident fails to complete relevant foreign exchange registration as required, fails to truthfully disclose information on the actual controller of the enterprise involved in the return investment or otherwise makes false statements, the foreign exchange administration authority may order them to take remedial actions, issue a warning, and impose a fine of less than RMB 300,000 on an institution or less than RMB 50,000 on an individual.

Circular 13 was issued by SAFE on February 13, 2015, and became effective on June 1, 2015. Pursuant to Circular 13, a domestic resident who makes a capital contribution to an SPV using his or her legitimate domestic or offshore assets or interests is no longer required to apply to SAFE for foreign exchange registration of his or her overseas investments. Instead, he or she shall register with a bank in the place where the assets or interests of the domestic enterprise in which he or she has interests are located if the domestic resident individually seeks to make a capital contribution to the SPV using his or her legitimate domestic assets or interests; or he or she shall register with a local bank at his or her permanent residence if the domestic resident individually seeks to make a capital contribution to the SPV using his or her legitimate offshore assets or interests.

As of the date of this prospectus, five shareholders of Jiuzi, whose shares account for 100% of the total shares of Jiuzi shareholders who have executed the VIE Agreements, have completed registrations in accordance with Circular 37. We will ask our prospective shareholders who are Chinese residents to make the necessary applications and filings as required by Circular 37. The failure of our beneficial shareholders to comply with the registration procedures may subject each of our beneficial shareholders to fines of less than RMB 50,000 (approximately US$7,199). Shareholders of offshore SPV who are PRC residents and who have not completed their registrations in accordance with Circular 37 are subject to certain absolute restrictions, under which they cannot contribute any registered or additional capital to such SPV for offshore financing purposes. In addition, these shareholders cannot repatriate any profits and dividends from the SPV to China either.

Shareholders who have completed the Circular 37 registration would not be adversely affected and are allowed to contribute assets into the offshore special purpose vehicle and repatriate profits and dividends from them. Since our WFOE has completed its foreign exchange registration as a foreign investment enterprise, its ability to receive capital contribution, make distributions and pay dividends is not restricted.

Circular 19 and Circular 16

Circular 19 was promulgated by SAFE on March 30, 2015, and became effective on June 1, 2015. According to Circular 19, the foreign exchange capital in the capital account of foreign-invested enterprises, meaning the monetary contribution confirmed by the foreign exchange authorities or the monetary contribution registered for account entry through banks, shall be granted the benefits of Discretional Foreign Exchange Settlement (“Discretional Foreign Exchange Settlement”). With Discretional Foreign Exchange Settlement, foreign capital in the capital account of a foreign-invested enterprise for which the rights and interests of monetary contribution have been confirmed by the local foreign exchange bureau, or for which book-entry registration of monetary contribution has been completed by the bank, can be settled at the bank based on the actual operational needs of the foreign-invested enterprise. The allowed Discretional Foreign Exchange Settlement percentage of the foreign capital of a foreign-invested enterprise has been temporarily set to be 100%. The Renminbi converted from the foreign capital will be kept in a designated account and if a foreign-invested enterprise needs to make any further payment from such account, it will still need to provide supporting documents and to complete the review process with its bank.

Furthermore, Circular 19 stipulates that foreign-invested enterprises shall make bona fide use of their capital for their own needs within their business scopes. The capital of a foreign-invested enterprise and the Renminbi it obtained from foreign exchange settlement shall not be used for the following purposes:

●	directly or indirectly used for expenses beyond its business scope or prohibited by relevant laws or regulations;

●	directly or indirectly used for investment in securities unless otherwise provided by relevant laws or regulations;

●	directly or indirectly used for entrusted loan in Renminbi (unless within its permitted scope of business), repayment of inter-company loans (including advances by a third party) or repayment of bank loans in Renminbi that have been sub-lent to a third party; or

●	directly or indirectly used for expenses related to the purchase of real estate that is not for self-use (except for foreign-invested real estate enterprises).

Circular 16 was issued by SAFE on June 9, 2016. Pursuant to Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. Circular 16 provides an integrated standard for conversion of foreign exchange capital items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis applicable to all enterprises registered in the PRC. Circular 16 reiterates the principle that an enterprise’s Renminbi capital converted from foreign currency-denominated capital may not be directly or indirectly used for purposes beyond its business scope or purposes prohibited by PRC laws or regulations, and such converted Renminbi capital shall not be provided as loans to non-affiliated entities.

PRC Laws and Regulations on Taxation

Enterprise Income Tax

The Enterprise Income Tax Law of the People’s Republic of China (the “EIT Law”) was promulgated by the Standing Committee of the National People’s Congress on March 16, 2007 and became effective on January 1, 2008, and was later amended on February 24, 2017. The Implementation Rules of the EIT Law (the “Implementation Rules”) were promulgated by the State Council on December 6, 2007 and became effective on January 1, 2008. According to the EIT Law and the Implementation Rules, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises shall pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions in the PRC shall pay enterprise income tax on the incomes obtained by such institutions in and outside the PRC at the rate of 25%. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises whose incomes having no substantial connection with their institutions in the PRC, shall pay enterprise income tax on their incomes obtained in the PRC at a reduced rate of 10%.

The Arrangement between the PRC and Hong Kong Special Administrative Region for the Avoidance of Double Taxation the Prevention of Fiscal Evasion with respect to Taxes on Income (the “Arrangement”) was promulgated by the State Administration of Taxation (“SAT”) on August 21, 2006 and came into effect on December 8, 2006. According to the Arrangement, a company incorporated in Hong Kong will be subject to withholding tax at the lower rate of 5% on dividends it receives from a company incorporated in the PRC if it holds a 25% interest or more in the PRC company. The Notice on the Understanding and Identification of the Beneficial Owners in the Tax Treaty (the “Notice”) was promulgated by SAT and became effective on October 27, 2009. According to the Notice, a beneficial ownership analysis will be used based on a substance-over-form principle to determine whether or not to grant tax treaty benefits.

Zhejiang Jiuzi and its subsidiaries are resident enterprises and pay EIT tax at the rate of 25% in the PRC. It is more likely than not that the Company and its offshore subsidiary would be treated as a non-resident enterprise for PRC tax purposes. Please see “Taxation - People’s Republic of China Enterprise Taxation”.

Value-added Tax

Pursuant to the Provisional Regulations on Value-added Tax of the PRC, or the VAT Regulations, which were promulgated by the State Council on December 13, 1993, took effect on January 1, 1994, and were amended on November 10, 2008, February 6, 2016, and November 19, 2017, respectively, and the Rules for the Implementation of the Provisional Regulations on Value-added Tax of the PRC, which were promulgated by the MOF on December 25, 1993, and were amended on December 15, 2008, and October 28, 2011, respectively, entities and individuals that sell goods or labor services of processing, repair or replacement, sell services, intangible assets, or immovables, or import goods within the territory of the People’s Republic of China are taxpayers of value-added tax. The VAT rate is 17% for taxpayers selling goods, labor services, or tangible movable property leasing services or importing goods, except otherwise specified; 11% for taxpayers selling services of transportation, postal, basic telecommunications, construction and lease of immovable, selling immovable, transferring land use rights, selling and importing other specified goods including fertilizers; 6% for taxpayers selling services or intangible assets.

According to the Notice on the Adjustment to the Value-added Tax Rates issued by the SAT and the MOF on April 4, 2018, where taxpayers make VAT taxable sales or import goods, the applicable tax rates shall be adjusted from 17% to 16% and from 11% to 10%, respectively. Subsequently, the Notice on Policies for Deepening Reform of Value-added Tax was issued by the SAT, the MOF and the General Administration of Customs on March 30, 2019 and took effective on April 1, 2019, which further adjusted the applicable tax rate for taxpayers making VAT taxable sales or importing goods. The applicable tax rates shall be adjusted from 16% to 13% and from 10% to 9%, respectively.

Dividend Withholding Tax

The Enterprise Income Tax Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes (“Double Tax Avoidance Arrangement”) and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties (the “SAT Circular 81”) issued on February 20, 2009 by SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT and took effect on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

We have not commenced the application process for a Hong Kong tax resident certificate from the relevant Hong Kong tax authority, and there is no assurance that we will be granted such a Hong Kong tax resident certificate. We have not filed required forms or materials with the relevant PRC tax authorities to prove that we should enjoy the 5% PRC withholding tax rate.

PRC Laws and Regulations on Employment and Social Welfare

Labor Law of the PRC

Pursuant to the Labor Law of the PRC, which was promulgated by the Standing Committee of the NPC on July 5, 1994 with an effective date of January 1, 1995 and was last amended on August 27, 2009 and the Labor Contract Law of the PRC, which was promulgated on June 29, 2007, became effective on January 1, 2008 and was last amended on December 28, 2012, with the amendments coming into effect on July 1, 2013, enterprises and institutions shall ensure the safety and hygiene of a workplace, strictly comply with applicable rules and standards on workplace safety and hygiene in China, and educate employees on such rules and standards. Furthermore, employers and employees shall enter into written employment contracts to establish their employment relationships. Employers are required to inform their employees about their job responsibilities, working conditions, occupational hazards, remuneration and other matters with which the employees may be concerned. Employers shall pay remuneration to employees on time and in full accordance with the commitments set forth in their employment contracts and with the relevant PRC laws and regulations. Zhejiang Jiuzi and its subsidiary company have entered into written employment contracts with all the employees and performed their obligations under the relevant PRC laws and regulations.

Social Insurance and Housing Fund

Pursuant to the Social Insurance Law of the PRC, which was promulgated by the Standing Committee of the NPC on October 28, 2010 and became effective on July 1, 2011, employers in the PRC shall provide their employees with welfare schemes covering basic pension insurance, basic medical insurance, unemployment insurance, maternity insurance, and occupational injury insurance. Zhejiang Jiuzi have been complying to local regulations regarding social security and employee insurance. We have not received any notification or warning from PRC authorities.

In accordance with the Regulations on Management of Housing Provident Fund, which were promulgated by the State Council on April 3, 1999 and last amended on March 24, 2002, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employers and employees are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time. Zhejiang Jiuzi has not provided employees with housing funds. All our employees are located in Hangzhou, Zhejiang, where local government imposes no mandatory requirements on employers to provide housing funds to employees. We intend to provide the employees with housing funds if the local government requires it in the future.

MANAGEMENT

The following individuals are members of our Board and/or executive management.

Name	Age	Position(s)
Shuibo Zhang	34	Chief Executive Officer and Chairman of the Board
Qi Zhang	27	Chief Operating Officer
Kezhen Li	54	Director

Shuibo Zhang, Chief Executive Officer and Chairman of the Board

Mr. Shuibo Zhang has been our Chief Executive Officer and Chairman of the Board of Directors since our incorporation. He has served as Chairman of the Board for Zhejiang Jiuzi New Energy Vehicle Co., Ltd. since May 2017. From April 2016 to May 2017, Mr. Zhang had served as Chairman of the Board for Shandong Ruixing New Energy Vehicles Company Limited. Mr. Zhang was an active investor in several emerging companies in China, such as Manhattan Restaurant Chain Company, Anhui Hengshenguang Electronics Technology Company, and Shandong Caozhou Culture Media Company in 2014 to 2015. He also serves as the Vice President of Shandong Chamber of Commerce.

Qi Zhang, Chief Operating Officer

Mr. Zhang has served as our Chief Operating Officer since May 2020, mainly responsible for executing the Company’s strategic planning, expanding the Company’s partnerships, strategic resource scheduling and matching, and implementing solutions for franchisees. From May 2017 to May 2020, he served as assistant to the chairman of Zhejiang Jiuzi New Energy Vehicle Co., Ltd., and strategic director of the public relations department, responsible for marketing development. From May 2015 to April 2016, Mr. Zhang worked at Heze College and One Model Education and Training Co., Ltd. as a corporate training project manager, responsible for assisting in the formulation and implementation of corporate consulting programs for over twenty companies in the automotive industry, real estate industry and wine travel industry. Mr. Zhang graduated with a bachelor’s degree in psychology from Heze College in 2016.

Kezhen Li, Director

Ms. Li has served as our Director since November 2019 and has been the financial controller and a member of the board of directors of Zhejiang Jiuzi New Energy Vehicle Co., Ltd. since March 2019. From November 2017 to February 2019, she served as deputy general manager and financial controller of Hangzhou Jiandu Environmental Engineering Co., Ltd. From November 2011 to October 2017, she served as chief financial officer of Ningbo Tashan Cultural Industry and deputy general manager of Hangzhou Branch. Ms. Li was at the Weifang Branch of Bank of Communications from January 1996 to October 2011, serving as section chief and deputy general manager of the Information Technology Department, deputy general manager of the Personal Financial Business Department, director of the Financial Management Center, and president of Yuhe Road Sub-branch. She also worked at the Weifang Huaguang Group Phototypesetting Institute and Phototypesetting Equipment Factory from July 1988 to December 1995. Ms. Li graduated with a bachelor of science degree from the Department of Mathematics at Shandong University in 1988.

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board of Directors

Our board of directors will consist of five directors upon closing of this offering, three of whom shall be “independent” within the meaning of the corporate governance standards of Nasdaq.

Duties of Directors

Under Cayman Islands law, all of our directors owe three types of duties to us: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Law (2018 Revision) of the Cayman Islands imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.

Terms of Directors and Executive Officers

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for re-election. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Board Committees

Upon the initial closing of this offering, our Board of Directors will have an Audit Committee, Compensation Committee and Nomination Committee.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers and employees. We will make our code of business conduct and ethics publicly available on our website prior to the initial closing of this offering.

Foreign Private Issuer Exemption

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a U.S. domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

We intend to comply with the NASDAQ corporate governance rules applicable to foreign private issuers, which permit us to follow certain corporate governance rules that conform to the Cayman Islands requirements in lieu of many of the NASDAQ corporate governance rules applicable to U.S. companies. As a result, our corporate governance practices may differ from those you might otherwise expect from a U.S. company listed on NASDAQ.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the years ended October 31, 2019 and 2018, earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our other most highly compensated executive officers whose total compensation exceeded US$100,000 (the “named executive officers”).

Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Stock Awards (US$)	Option Awards (US$)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total (US$)

Shuibo Zhang,	2019	$25,034	-	-	-	-	-	-	$25,034
CEO	2018	$21,935	-	-	-	-	-	-	$21,935
Qi Zhang,	2019	$18,565	-	-	-	-	-	-	$18,565
COO	2018	$13,400	-	-	-	-	-	-	$13,400

Agreements with Named Executive Officers

On May 27, 2017, Zhejiang Jiuzi entered into an employment agreement with our Chief Executive Officer, Mr. Shuibo Zhang, for a term of five years. Mr. Zhang is entitled to an annual base salary of RMB 120,000 and discretionary bonus. The termination of this agreement is subject to PRC Labor Law and PRC Labor Contract Law.

On May 26, 2020, Zhejiang Jiuzi entered into an employment agreement with our Chief Operating Officer, Mr. Qi Zhang, for a term of three years. Mr. Zhang is entitled to an annual base salary of RMB 120,000 and discretionary bonus. The termination of this agreement is subject to PRC Labor Law and PRC Labor Contract Law.

On November 1, 2019, we entered into a director agreement with our Director, Ms. Kezhen Li, for a term of three years. Ms. Li will not receive any compensation for her position as a Director of the Company. Separately, on March 14, 2019, she entered into an employment agreement with Zhejiang Jiuzi as its financial controller, for a term of three years. Ms. Li is entitled to an annual base salary of RMB 96,000 and discretionary bonus. The termination of both agreements is subject to PRC Labor Law and PRC Labor Contract Law.

Compensation of Directors

For the fiscal years ended October 31, 2019 and 2018, we did not compensate our directors for their services other than to reimburse them for out-of-pocket expenses incurred in connection with their attendance at meetings of the Board of Directors, except that Ms. Kezhen Li received approximately $8,800 for her position as the financial controller of Zhejiang Jiuzi.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary share as of the date of this prospectus, and as adjusted to reflect the sale of the ordinary share offered in this offering for

●	each of our directors and executive officers who beneficially owns our ordinary share; and

●	each person known to us to own beneficially more than 5% of our ordinary share.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary share shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on (i) 1,000,000 ordinary share issued and outstanding as of the date of this prospectus immediately prior to the effectiveness of the registration statement of which this prospectus is a part and (ii) ordinary share underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus. Percentage of beneficial ownership of each listed person after this offering includes (i) ordinary share outstanding immediately after the completion of this offering and (ii) ordinary share underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus, but excludes any shares issuable upon the exercise of the over-allotment option.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our ordinary share.

Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of ordinary share beneficially owned by a person listed below and the percentage ownership of such person, ordinary share underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all ordinary share shown as beneficially owned by them. As of the date of the prospectus, we have 7 shareholders of record, none of which are located in the United States.

	Ordinary Shares Beneficially Owned Prior to this Offering		Ordinary Shares Beneficially Owned After this Offering
	Number	Percent	Number	Percent
Directors and Executive Officers:
Shuibo Zhang (1)	795,000	79.50%	795,000		%
Qi Zhang	-	-	-	-
Kezhen Li (2)	70,000	7.00%	70,000		%
All directors and executive officers as a group (3 persons)	865,000	86.50%	865,000		%

5% Shareholders:
Jiuzi One Limited (1)	795,000	79.50%	795,000		%
Jiuzi Nine Limited (2)	70,000	7.00%	70,000		%

(1)	Through Jiuzi One Limited which is controlled by Mr. Zhang.
(2)	Through Jiuzi Nine Limited which is controlled by Kezhen Li.

RELATED PARTY TRANSACTIONS

The Company owns 51% of the franchisees’ equity interest without having actual control over the franchisees. Further, the Company has not contributed any capital in these franchises; therefore, no investment is recognized and carried on the Company’s financial statements. Accordingly, the Company does not consolidate these entities nor account these entities as equity investments in its financial statements. The franchisees were setup with the Company being a 51% owner so as to allow the franchisees to register its business name to include “Jiuzi” with the local business bureau. The Company has changed its ownership in these franchisees to 1.25% subsequently.

Accounts receivable from related franchisees comprised of the following:

	October 31, 2019	October 31, 2018
Pingxiang Jiuzi New Energy Automobile Co., Ltd	59,534	104,677
Yichun Jiuzi New Energy Automobile Co., Ltd	194,178	138,758
Puyang Guozheng New Energy Vehicle Sales Co., Ltd	48,787	99,363
Wanzai Jiuzi New Energy Automobile Co., Ltd	129,832	129,851
Xinyu Jiuzi New Energy Automobile Co., Ltd	293,488	243,452
Liuyang Jiuzi New Energy Automobile Co., Ltd	125,852	110,604
Yudu Jiuzi New Energy Automobile Co., Ltd	42,934	25,220
Gao’an Jiuzi New Energy Automobile Co., Ltd	25,989	39,315
Jiujiang Jiuzi New Energy Automobile Co., Ltd	42,953	21,738
Pingjiang Jiuzi New Energy Automobile Co., Ltd	35,434	800
Quanzhou Jiuzi New Energy Automobile Co., Ltd	18,143	-
Loudi Jiuzi New Energy Automobile Co., Ltd	73,755	-
Guangzhou Jiuzi New Energy Vehicle Co., Ltd	4,409	-
Dongming Jiuzi New Energy Automobile Co., Ltd	47,272	-
Yulin Jiuzi New Energy Automobile Co., Ltd	21,100	-
Total	1,163,660	913,778

Accounts receivables above derived from sales of vehicles supplied to the Company’s franchisees. Sales revenues from related parties’ franchisees were $574,592 and $824,671 for the years ended October 31, 2019 and 2018, respectively.

Loan to related franchisees is comprised of the following:

	October 31, 2019			October 31, 2018
	Gross	Discount	Net	Gross	Discount	Net
Jiangsu Changshu	$292,882	$24,765	$268,117	$217,064	$18,354	$198,710
Shandong Dongming	133,409	11,280	122,129	175,072	14,804	160,268
Jiangxi Gao’an	297,694	25,172	272,522	277,162	23,436	253,726
Hunan Huaihua	119,958	10,143	109,815	-	-	-
Jiangxi Jiujiang	224,668	18,998	205,670	353,287	29,873	323,414
Hunan Liuyang	264,042	22,326	241,716	188,083	15,904	172,179
Hunan Loudi	298,042	25,201	272,841	238,060	20,129	217,931
Hunan Pingjiang	284,382	24,047	260,335	294,775	24,925	269,850
Jiangxi Pingxiang	253,726	21,454	232,272	334,667	28,298	306,369
Henan Puyang	360,188	30,456	329,732	239,484	20,250	219,234
Fujian Quanzhou	289,465	24,476	264,989	248,008	20,971	227,037
Jiangxi Wanzai	143,538	12,138	131,400	186,434	15,764	170,670
Jiangxi Xinyu	241,217	20,397	220,820	206,045	17,422	188,623
Jiangxi Yichun	474,762	40,144	434,618	525,491	44,434	481,057
Jiangxi Yudu	199,374	16,858	182,516	267,109	22,586	244,523
Guangxi Rongxian	266,247	22,513	243,734	172,529	14,589	157,940
Guangdong Zengcheng	410,378	34,701	375,677	346,686	29,314	317,372
Jiangxi Shanggao	46,047	3,893	42,154	31,469	2,661	28,808
Shandong Heze	5,724	484	5,240	2,597	220	2,377
Jiangxi Ganzhou	17,937	1,517	16,420	16,759	1,417	15,342
Anhui Fuyang	28,406	2,402	26,004	77,260	6,533	70,727
Hunan Liling	4,224	357	3,867	4,322	365	3,957
Hunan Zhuzhou	4,302	364	3,938	24,578	2,078	22,500
Hunan Changsha	4,279	361	3,918	21,404	1,810	19,594
Guangxi Guilin	4,564	386	4,178	-	-	-
Hunan Xiangtan	25,593	2,164	23,429	12,854	1,087	11,767
Hunan Chenzhou	80,045	6,769	73,276	49,545	4,190	45,355
Jiangxi Ji’an	10,136	857	9,279	15,450	1,307	14,143
Guangxi Nanning	2,615	222	2,393	12,854	1,087	11,767
Hunan Leiyang	5,675	480	5,195	-	-	-
Guangxi Liuzhou	10,565	894	9,671	-	-	-
Hunan Ningxiang	4,339	367	3,972	-	-	-
Guangdong Dongguan Changping	23,538	1,990	21,548	-	-	-
Hunan Changsha County	14,791	-	14,791	-	-	-
Henan Zhengzhou	4,564	386	4,178	-	-	-
Guangdong Dongguan Nancheng	6,395	541	5,854	-	-	-
Anhui Huaibei	7,761	656	7,105	-	-	-
Guangdong Humen	1,042	88	954	-	-	-
Guizhou Zunyi	3,888	329	3,559	-	-	-
Jiangsu Xuzhou	8,452	-	8,452	-	-	-
Henan Xinxiang	2,536	215	2,321	2,018	171	1,847
Henan Anyang	4,948	419	4,529	3,909	331	3,578
Jiangxi Nanchang	8,481	717	7,764	18,648	1,577	17,071
Zhejiang Lishui	2,792	-	2,792	-	-	-
Jiangxi Tonggu	(194)	-	(194)	-	-	-
Total	$4,897,417	$411,927	$4,485,490	$4,563,623	$385,887	$4,177,736

The advances paid above derived from funds advanced to the Company’s franchisees as working capital to support its operations. Such advances are due within 180 days and non-interest bearing.

Other receivables from related parties comprised of the following:

	October 31, 2019	October 31, 2018
Mr. Shuibo Zhang		45,370
Mr. Qi Zhang	34,104	43,667
Total	34,104	89,037

As of October 31, 2019 and 2018, the Company has an outstanding receivable of $nil and $45,370, respectively, from Mr. Shuibo Zhang, the Company’s shareholder, director, and office. The amount was advanced to Mr. Zhang for business purpose. The advances were considered due on demand in nature and have not been formalized by a promissory note and non-interest bearing.

As of October 31, 2019 and 2018, the Company has an outstanding receivable of $34,104 and $43,667, respectively, from Mr. Qi Zhang, the vice president of marketing department. The amount was advanced to Mr. Zhang for business purpose. The advances were considered due on demand in nature and have not been formalized by a promissory note and non-interest bearing and due on demand without maturity date.

Accounts payable to related parties’ franchisees comprised of the following:

	October 31, 2019	October 31, 2018
Jiangxi Yichun	-	6,341
Hunan Liuyang	11,551	4,064
Total	11,551	10,405

Accounts payable above derived from vehicles purchased as inventory on a needed basis from the Company’s franchisees. Apart from the amount payable to related parties, the Company has $2,148 wage payable.

Contract liability – related party comprised of the following:

	October 31, 2019	October 31, 2018
Deferred revenues	622,887	5,592,662
Potential franchisees	180,730	173,714
Total, net	803,617	5,766,376

Deferred revenues from related franchisees comprised of the following

	October 31, 2019	October 31, 2018
Jiangxi Yichun	-	399,931
Henan Puyang	-	5,051
Jiangxi Wanzai	-	115,295
Jiangxi Shanggao	168,470	160,405
Shandong Heze	141	144
Jiangxi Gao’an	-	115,295
Guangdong Zengcheng	-	468,387
Hunan Liuyang	-	115,295
Jiangxi Jiujiang	-	171,820
Jiangxi Pingxiang	-	135,450
Jiangxi Xinyu	-	115,295
Jiangxi Ganzhou	5,634	26,230
Jiangxi Yudu	-	380,331
Jiangsu Changshu	-	249,905
Anhui Fuyang	-	310,577
Hunan Loudi	-	415,813
Shandong Dongming	-	349,972
Hunan Zhuzhou	1,690	93,966
Hunan Pingjiang	-	557,929
Guangxi Rongxian	-	363,260
Guangxi Guilin	2,958	34,589
Hunan Chenzhou	132,057	164,296
Fujian Quanzhou	-	568,160
Jiangxi Ji’an	3,099	64,854
Guangxi Nanning	42,258	64,854
Hunan Leiyang	704	-
Hunan Huaihua	98,603	-
Dongguan Changping	38,737	-
Dongguan Humen	19,439	-
Guizhou Zunyi	1,690	-
Hunan Changsha	37,328	72,059
Hunan Xiangtan	5,352	59,088
Guangxi Liuhou	3,521	14,411
Dongguan Nancheng	5,355	-
Anhui Huaibei	4,579	-
Hunan Hengyang	8,592	-
Jiangsu Xuzhou	42,680	-
Total	622,887	5,592,662

The deferred revenues above derived from franchise fees payments received in advance for services which have not yet been performed.

Advances from related parties franchisees comprised of the following:

	October 31, 2019	October 31, 2018
Henan Xinxiang	7,043	7,205
Henan Anyang	14,086	14,412
Jiangxi Nanchang	-	57,792
Hunan Liling	20,284	20,753
Henan Wenxian	70	72
Jiangxi Leping	-	1,441
Hainan Haikou	21,129	21,618
Anhui Hefei	-	7,206
Zhejiang Lishui	21,835	14,412
Hunan Miluo	4,226	-
Guangzhou Panyu	9,860	-
Hunan Yiyang	1,409	-
Hainan Sanya	21,833	-
Fujian Xiamen	704	-
Hunan Wangcheng	845	-
Hunan Xiangxiang	28,172	-
Guizhou Huishui	-	28,803
Anhui Suzhou	70	-
Guangxi Baise	704	-
Hunan Zhangjiajie	7,043	-
Jiangxi Yichun Yifeng	14,086	-
Guangdong Maoming	7,043	-
Anhui Suzhou Dangshan	288	-
Total	180,730	173,714

The advances received above derived from earnest money collected from potential franchisees.

Related party payables comprised of the following:

	October 31, 2019	October 31, 2018
Mr. Shuibo Zhang	156,454	-
Total	156,454	-

The Company has an outstanding payable of 156,454 to Mr. Shuibo Zhang, the Company’s shareholder, director, and officer where he advanced working capital to support the Company’s operations. There was no formal written commitment for continued support by Mr. Zhang. The advances were considered due on demand in nature and have not been formalized by a promissory note and non-interest bearing.

DESCRIPTION OF SHARE CAPITAL

A copy of our memorandum and articles of association is filed as an exhibit to the registration statement of which this prospectus is a part (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

We were incorporated as an exempted company with limited liability under the Companies Law (2018 Revision) of the Cayman Islands, or the “Cayman Islands Companies Law,” on October 10, 2019. A Cayman Islands exempted company:

●	is a company that conducts its business mainly outside the Cayman Islands;

●	is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

●	does not have to hold an annual general meeting;

●	does not have to make its register of members open to inspection by shareholders of that company;

●	may obtain an undertaking against the imposition of any future taxation;

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

Assuming that we obtain the requisite shareholder approval, we will adopt our post-offering memorandum and articles of association which will become effective and replace our current memorandum and articles of association in its entirety immediately prior to the completion of this offering. We will include summaries of material provisions of our post-offering memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our share capital.

Ordinary Share

All of our issued and outstanding ordinary share are fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when registered in our register of members. Unless the Board of Directors determine otherwise, each holder of our ordinary share will not receive a certificate in respect of such ordinary share. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary share. We may not issue shares or warrants to bearer.

Our authorized share capital is US$50,000 divided into 10,000,000 ordinary shares, par value US$0.005 per share. Subject to the provisions of the Cayman Islands Companies Law and our articles regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. Such authority could be exercised by the directors to allot shares which carry rights and privileges that are preferential to the rights attaching to ordinary share. No share may be issued at a discount except in accordance with the provisions of the Cayman Islands Companies Law. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

At the completion of this offering assuming no exercise of the underwriters’ over-allotment option, there will be ordinary share issued and outstanding. Shares sold in this offering will be delivered against payment from the underwriters upon the closing of the offering in New York, New York, on or about                 , 2020.

Dividends

Subject to the provisions of the Cayman Islands Companies Law and any rights attaching to any class or classes of shares under and in accordance with the Articles:

(a)	the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and

(b)	the Company’s shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Subject to the requirements of the Cayman Islands Companies Law regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest.

Voting Rights

Subject to any rights or restrictions as to voting attached to any shares, unless any share carries special voting rights, on a show of hands every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote. On a poll, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each share of which he or the person represented by proxy is the holder. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

Variation of Rights of Shares

Whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class.

Alteration of Share Capital

Subject to the Cayman Islands Companies Law, our shareholders may, by ordinary resolution:

(a)	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

(b)	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)	convert all or any of our paid up shares into stock, and reconvert that stock into paid up shares of any denomination;

(d)	sub-divide our shares or any of them into shares of an amount smaller than that fixed, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(e)	cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which our capital is divided.

Subject to the Cayman Islands Companies Law and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce its share capital in any way.

Calls on Shares and Forfeiture

Subject to the terms of allotment, the directors may make calls on the shareholders in respect of any monies unpaid on their shares including any premium and each shareholder shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made), pay to us the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of 10 percent per annum. The directors may, at their discretion, waive payment of the interest wholly or in part.

We have a first and paramount lien on all shares (whether fully paid up or not) registered in the name of a shareholder (whether solely or jointly with others). The lien is for all monies payable to us by the shareholder or the shareholder’s estate:

(a)	either alone or jointly with any other person, whether or not that other person is a shareholder; and

(b)	whether or not those monies are presently payable.

At any time the directors may declare any share to be wholly or partly exempt from the lien on shares provisions of the articles.

We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the articles) and, within 14 days of the date on which the notice is deemed to be given under the articles, such notice has not been complied with.

Unclaimed Dividend

A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the company.

Forfeiture or Surrender of Shares

If a shareholder fails to pay any call the directors may give to such shareholder not less than 14 clear days’ notice requiring payment and specifying the amount unpaid including any interest which may have accrued, any expenses which have been incurred by us due to that person’s default and the place where payment is to be made. The notice shall also contain a warning that if the notice is not complied with, the shares in respect of which the call is made will be liable to be forfeited.

If such notice is not complied with, the directors may, before the payment required by the notice has been received, resolve that any share the subject of that notice be forfeited (which forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before such forfeiture).

A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the directors think fit.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding such forfeit, remain liable to pay to us all monies which at the date of forfeiture were payable by him to us in respect of the shares, together with all expenses and interest from the date of forfeiture or surrender until payment, but his liability shall cease if and when we receive payment in full of the unpaid amount.

A declaration, whether statutory or under oath, made by a director or the secretary shall be conclusive evidence that the person making the declaration is a director or secretary of us and that the particular shares have been forfeited or surrendered on a particular date.

Subject to the execution of an instrument of transfer, if necessary, the declaration shall constitute good title to the shares.

Share Premium Account

The directors shall establish a share premium account and shall carry the credit of such account from time to time to a sum equal to the amount or value of the premium paid on the issue of any share or capital contributed or such other amounts required by the Cayman Islands Companies Law.

Redemption and Purchase of Own Shares

Subject to the Cayman Islands Companies Law and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by our directors:

(a)	issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner its directors determine before the issue of those shares;

(b)	with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

(c)	purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Cayman Islands Companies Law, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Transfer of Shares

Provided that a transfer of ordinary share complies with applicable rules of the Nasdaq, a shareholder may transfer ordinary share to another person by completing an instrument of transfer in a common form or in a form prescribed by Nasdaq or in any other form approved by the directors, executed:

(a)	where the ordinary share are fully paid, by or on behalf of that shareholder; and

(b)	where the ordinary share are partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of an ordinary share until the name of the transferee is entered into the register of members of the Company.

Where the ordinary share in question are not listed on or subject to the rules of Nasdaq, our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of such ordinary share unless:

(a)	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary share to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of ordinary share;

(c)	the instrument of transfer is properly stamped, if required;

(d)	the ordinary share transferred is fully paid and free of any lien in favor of us;

(e)	any fee related to the transfer has been paid to us; and

(f)	the transfer is not to more than four joint holders.

If our directors refuse to register a transfer, they are required, within one month after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 calendar days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine. The registration of transfers, however, may not be suspended, and the register may not be closed, for more than 30 calendar days in any year.

Inspection of Books and Records

Holders of our ordinary share will have no general right under the Cayman Islands Companies Law to inspect or obtain copies of our register of members or our corporate records.

General Meetings

As a Cayman Islands exempted company, we are not obligated by the Cayman Islands Companies Law to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than 10 percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than 21 clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

At least 14 days’ notice of an extraordinary general meeting and 21 days’ notice of an annual general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and our auditors.

Subject to the Cayman Islands Companies Law and with the consent of the shareholders who, individually or collectively, hold at least 90 percent of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

A quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting.

If, within 15 minutes from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the same time and place seven days or to such other time or place as is determined by the directors.

The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for seven days or more, notice of the adjourned meeting shall be given in accordance with the articles.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before, or on, the declaration of the result of the show of hands) demanded by the chairman of the meeting or by at least two shareholders having the right to vote on the resolutions or one or more shareholders present who together hold not less than 10 percent of the voting rights of all those who are entitled to vote on the resolution. Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

If a poll is duly demanded it shall be taken in such manner as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote.

Directors

We may by ordinary resolution, from time to time, fix the maximum and minimum number of directors to be appointed. Under the Articles, we are required to have a minimum of one director and the maximum number of Directors shall be unlimited.

A director may be appointed by ordinary resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.

Unless the remuneration of the directors is determined by the shareholders by ordinary resolution, the directors shall be entitled to such remuneration as the directors may determine.

The shareholding qualification for directors may be fixed by our shareholders by ordinary resolution and unless and until so fixed no share qualification shall be required.

Unless removed or re-appointed, each director shall be appointed for a term expiring at the next-following annual general meeting, if one is held. At any annual general meeting held, our directors will be elected by an ordinary resolution of our shareholders. At each annual general meeting, each director so elected shall hold office for a one-year term and until the election of their respective successors in office or removed.

A director may be removed by ordinary resolution.

A director may at any time resign or retire from office by giving us notice in writing. Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to us.

Subject to the provisions of the articles, the office of a director may be terminated forthwith if:

(a)	he is prohibited by the law of the Cayman Islands from acting as a director;

(b)	he is made bankrupt or makes an arrangement or composition with his creditors generally;

(c)	he resigns his office by notice to us;

(d)	he only held office as a director for a fixed term and such term expires;

(e)	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director;

(f)	he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director);

(g)	he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(h)	without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Each of the compensation committee and the nominating and corporate governance committee shall consist of at least three directors and the majority of the committee members shall be independent within the meaning of the NASDAQ corporate governance rules. The audit committee shall consist of at least three directors, all of whom shall be independent within the meaning of the NASDAQ corporate governance rules and will meet the criteria for independence set forth in Rule 10A-3 or Rule 10C-1 of the Exchange Act.

Powers and Duties of Directors

Subject to the provisions of the Cayman Islands Companies Law and our amended and restated memorandum and articles, our business shall be managed by the directors, who may exercise all our powers. No prior act of the directors shall be invalidated by any subsequent alteration of our amended and restated memorandum or articles of association. However, to the extent allowed by the Cayman Islands Companies Law, shareholders may by special resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

The directors may delegate any of their powers to any committee consisting of one or more persons who need not be shareholders and may include non-directors so long as the majority of those persons are directors; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the directors. Upon the initial closing of this offering, our board of directors will have established an audit committee, compensation committee, and nomination and corporate governance committee.

The board of directors may establish any local or divisional board of directors or agency and delegate to it its powers and authorities (with power to sub-delegate) for managing any of our affairs whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional board of directors, or to be managers or agents, and may fix their remuneration.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, either generally or in respect of any specific matter, to be our agent with or without authority for that person to delegate all or any of that person’s powers.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, whether nominated directly or indirectly by the directors, to be our attorney or our authorized signatory and for such period and subject to such conditions as they may think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under the articles.

The board of directors may remove any person so appointed and may revoke or vary the delegation.

The directors may exercise all of our powers to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital or any part thereof, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of ours or our parent undertaking (if any) or any subsidiary undertaking of us or of any third party.

A director shall not, as a director, vote in respect of any contract, transaction, arrangement or proposal in which he has an interest which (together with any interest of any person connected with him) is a material interest (otherwise then by virtue of his interests, direct or indirect, in shares or debentures or other securities of, or otherwise in or through, us) and if he shall do so his vote shall not be counted, nor in relation thereto shall he be counted in the quorum present at the meeting, but (in the absence of some other material interest than is mentioned below) none of these prohibitions shall apply to:

(a)	the giving of any security, guarantee or indemnity in respect of:

(i)	money lent or obligations incurred by him or by any other person for our benefit or any of our subsidiaries; or

(ii)	a debt or obligation of ours or any of our subsidiaries for which the director himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(b)	where we or any of our subsidiaries is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to or may participate;

(c)	any contract, transaction, arrangement or proposal affecting any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor or otherwise howsoever, provided that he (together with persons connected with him) does not to his knowledge hold an interest representing one percent or more of any class of the equity share capital of such body corporate (or of any third body corporate through which his interest is derived) or of the voting rights available to shareholders of the relevant body corporate;

(d)	any act or thing done or to be done in respect of any arrangement for the benefit of the employees of us or any of our subsidiaries under which he is not accorded as a director any privilege or advantage not generally accorded to the employees to whom such arrangement relates; or

(e)	any matter connected with the purchase or maintenance for any director of insurance against any liability or (to the extent permitted by the Cayman Islands Companies Law) indemnities in favor of directors, the funding of expenditure by one or more directors in defending proceedings against him or them or the doing of anything to enable such director or directors to avoid incurring such expenditure.

A director may, as a director, vote (and be counted in the quorum) in respect of any contract, transaction, arrangement or proposal in which he has an interest which is not a material interest or as described above.

Capitalization of Profits

The directors may resolve to capitalize:

(a)	any part of our profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

(b)	any sum standing to the credit of our share premium account or capital redemption reserve, if any.

The amount resolved to be capitalized must be appropriated to the shareholders who would have been entitled to it had it been distributed by way of dividend and in the same proportions.

Liquidation Rights

If we are wound up, the shareholders may, subject to the articles and any other sanction required by the Cayman Islands Companies Law, pass a special resolution allowing the liquidator to do either or both of the following:

(a)	to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

(b)	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Register of Members

Under the Cayman Islands Companies Law, we must keep a register of members and there should be entered therein:

●	the names and addresses of our shareholders, a statement of the shares held by each shareholder, and of the amount paid or agreed to be considered as paid, on the shares of each shareholder;

●	the date on which the name of any person was entered on the register as a shareholder; and

●	the date on which any person ceased to be a shareholder.

Under the Cayman Islands Companies Law, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of members is deemed as a matter of the Cayman Islands Companies Law to have legal title to the shares as set against its name in the register of members. Upon the completion of this offering, the register of members will be immediately updated to record and give effect to the issuance of shares by us to the custodian or its nominee. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of our company, the person or shareholder aggrieved (or any shareholder of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Cayman Islands Companies Law is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Cayman Islands Companies Law and the current Companies Act of England and Wales. In addition, the Cayman Islands Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Cayman Islands Companies Law applicable to us and the comparable laws applicable to companies incorporated in the State of Delaware in the United States.

Mergers and Similar Arrangements

The Cayman Islands Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the shareholders and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a dissenting shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his or her shares upon dissenting from a merger or consolidation. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

(a)	the statutory provisions as to the required majority vote have been met;

(b)	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

(c)	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

(d)	the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Islands Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a takeover offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English law authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge:

(a)	an act which is illegal or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders;

(b)	an act which, although not ultra vires, requires authorization by a qualified (or special) majority (that is, more than a simple majority) which has not been obtained; and

(c)	an act which constitutes a “fraud on the minority” where the wrongdoers are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

The Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated articles of association provide to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)	without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the director (including alternate director), the secretary or that officer for those legal costs.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and executive officers that will provide such persons with additional indemnification beyond that provided in our articles.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in Our Articles

Some provisions of our articles may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares at such times and on such terms and conditions as the board of directors may decide without any further vote or action by our shareholders.

Under the Cayman Companies Law, our directors may only exercise the rights and powers granted to them under our articles for what they believe in good faith to be in the best interests of our company and for a proper purpose.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Cayman Companies Law imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.’

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Cayman Islands Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles provide that general meetings shall be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than 10 percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than twenty-one clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of twenty-one clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us. Our articles provide no other right to put any proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obligated by law to call shareholders’ annual general meetings. However, our corporate governance guidelines require us to call such meetings every year.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under the Cayman Companies Law, our articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Subject to the provisions of our articles (which include the removal of a director by ordinary resolution), the office of a director may be terminated forthwith if (a) he is prohibited by the laws of the Cayman Islands from acting as a director, (b) he is made bankrupt or makes an arrangement or composition with his creditors generally, (c) he resigns his office by notice to us, (d) he only held office as a director for a fixed term and such term expires, (e) in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director, (f) he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director), (g) he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise, or (h) without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

The Cayman Islands Companies Law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although the Cayman Islands Companies Law does not regulate transactions between a company and its significant shareholders, under Cayman Islands law such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.

Under the Cayman Islands Companies Law and our articles, the Company may be wound up by a special resolution of our shareholders, or if the winding up is initiated by our board of directors, by either a special resolution of our members or, if our company is unable to pay its debts as they fall due, by an ordinary resolution of our members. In addition, a company may be wound up by an order of the courts of the Cayman Islands. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Cayman Islands Companies Law and our articles, if our share capital is divided into more than one class of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Cayman Islands Companies Law, our articles may only be amended by special resolution of our shareholders.

Anti-money Laundering—Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we may be required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Law (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Law (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to a police constable or a nominated officer (pursuant to the Terrorism Law (Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Law (Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Listing

We plan to list the ordinary share on Nasdaq under the symbol “JZXN”. Although our application could be rejected by Nasdaq, this offering may not close until we have received Nasdaq’s approval for our application.

Transfer Agent and Registrar

The transfer agent and registrar for the ordinary share is                   .

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for our ordinary shares, and while we plan to list our ordinary shares on Nasdaq, we cannot assure you that a significant public market for the ordinary shares will develop or be sustained after this offering. Future sales of substantial amounts of our ordinary shares in the public markets after this offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our ordinary shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our ordinary share, including ordinary share issued upon exercise of outstanding options, in the public market in the United States, or the possibility of such sales, could negatively affect the market price in the United States of our ordinary share and our ability to raise equity capital in the future.

Upon the closing of the offering, we will have outstanding ordinary share, assuming no exercise of the underwriters’ over-allotment option. Of that amount, ordinary share will be publicly held by investors participating in this offering, and ordinary share will be held by our existing shareholders, some of whom may be our “affiliates” as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

All of the ordinary share sold in the offering will be freely transferable by persons other than our “affiliates” in the United States without restriction or further registration under the Securities Act. Ordinary shares purchased by one of our “affiliates” may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 under the Securities Act described below.

The ordinary share held by existing shareholders are, and any ordinary share issuable upon exercise of options outstanding following the completion of this offering will be, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are described below.

Rule 144

All of our ordinary share outstanding prior to this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

●	1% of the number of ordinary share then outstanding, in the form of ordinary share or otherwise, which will equal approximately shares immediately after this offering; or

●	the average weekly trading volume of the ordinary share on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

TAXATION

People’s Republic of China Enterprise Taxation

Unless otherwise noted in the following discussion, this section is the opinion of Capital Equity Legal Group, our PRC counsel, insofar as it relates to legal conclusions with respect to matters of People’s Republic of China Enterprise Taxation below.

The following brief description of Chinese enterprise laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Dividend Policy.”

We are a holding company incorporated in Cayman Islands and we gain income by way of dividends paid to us from our PRC subsidiaries. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Notice 82, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although Jiuzi does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of Jiuzi and its subsidiaries organized outside the PRC.

According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half  (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

Currently, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that Jiuzi and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. We are unable to provide a “will” opinion because Capital Equity Legal Group, our PRC counsel, believes that it is more likely than not that the Company and its offshore subsidiaries would be treated as a non-resident enterprise for PRC tax purposes because we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of the prospectus. Therefore, we believe that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income.

See “Risk Factors — Risks Relating to Doing Business in China” — Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

Our company pays an EIT rate of 25% for WFOE and its subsidiaries. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our ordinary share, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of the Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5% for each of the years ended October 31, 2018 and 2017.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary share will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary share, as the case may be, nor will gains derived from the disposal of our ordinary share be subject to Cayman Islands income or corporation tax.

United States Federal Income Taxation

WE URGE POTENTIAL PURCHASERS OF OUR ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR ORDINARY SHARES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	advertising investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our ordinary share as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our ordinary share);

●	persons who acquired our ordinary share pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our ordinary share through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our ordinary share; or

●	persons holding our ordinary share through a Trust.

The discussion set forth below is addressed only to U.S. Holders that purchase ordinary share in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our ordinary share.

Material Tax Consequences Applicable to U.S. Holders of Our ordinary share

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our ordinary share. It is directed to U.S. Holders (as defined below) of our ordinary share and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our ordinary share or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold ordinary share as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ordinary share and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends and Other Distributions on our ordinary share

Subject to the passive foreign investment company (PFIC) rules (defined below) discussed below, the gross amount of distributions made by us to you with respect to the ordinary share (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary share are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the ordinary share are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, ordinary share are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NASDAQ. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary share, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our ordinary share will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary share, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of ordinary share

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ordinary share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary share for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our ordinary share from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test. Although the law in this regard is unclear, we intend to treat our VIE (including any subsidiaries) as being owned by us for U.S. federal income tax purposes, and we treat it that way, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated financial statements.

Assuming that we are the owner of our VIE (including its subsidiaries) for U.S. federal income tax purposes, and based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. However, we must make a separate determination each year as to whether we are a PFIC, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we are treating Zhejiang Jiuzi as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with Zhejiang Jiuzi, and as a result, we are treating Zhejiang Jiuzi as our wholly-owned subsidiary for U.S. federal income tax purposes. If we are not treated as owning Zhejiang Jiuzi for United States federal income tax purposes, we would likely be treated as a PFIC. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary share and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ordinary share and the amount of cash we raise in this offering.

Accordingly, fluctuations in the market price of the ordinary share may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary share from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold ordinary share, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary share. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary share.

If we are a PFIC for your taxable year(s) during which you hold ordinary share, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary share, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary share will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ordinary share;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary share cannot be treated as capital, even if you hold the ordinary share as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) ordinary share and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary share as of the close of such taxable year over your adjusted basis in such ordinary share, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary share over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the ordinary share included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary share, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary share, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary share. Your basis in the ordinary share will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our ordinary share” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the NASDAQ. If the ordinary shares are regularly traded on the Nasdaq and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ordinary share in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such ordinary share, including regarding distributions received on the ordinary share and any gain realized on the disposition of the ordinary share.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our ordinary share, then such ordinary share will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ordinary share at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ordinary share on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ordinary share for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our ordinary share and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary share and proceeds from the sale, exchange or redemption of our ordinary share may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our ordinary share, subject to certain exceptions (including an exception for ordinary share held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary share.

UNDERWRITING

In connection with this offering, we will enter into an underwriting agreement with Boustead Securities, LLC, as representative of the Underwriters, or the Representative, in this offering. The Representative may retain other brokers or dealers to act as a sub-agents or selected dealers on their behalf in connection with this offering. The Underwriters have agreed to purchase from us, on a firm commitment basis, the number of ordinary shares set forth opposite its name below, at the offering price less the underwriting discounts set forth on the cover page of this prospectus:

Name of Underwriter	Number of Ordinary Shares
Boustead Securities, LLC

The Underwriter is committed to purchase all the ordinary shares offered by this prospectus if it purchases any ordinary shares. The Underwriter is not obligated to purchase the ordinary shares covered by the Underwriter’s Over-Allotment option to purchase ordinary shares as described below. The Underwriter is offering the ordinary shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the underwriting agreement, such as the receipt by the Underwriter of officer’s certificates and legal opinions. The Underwriters reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-Allotment Option

We have granted to the Underwriter a 45-day option to purchase up to an aggregate of additional ordinary shares (equal to % of the number of ordinary shares sold in the offering), at the offering price per ordinary shares less underwriting discounts and commissions. The Underwriter may exercise this option for 45 days from the date of closing of this offering solely to cover sales of ordinary shares by the Underwriter in excess of the total number of ordinary shares set forth in the table above. If any of the additional ordinary shares are purchased, the Underwriter will offer the additional ordinary shares at $  per ordinary share, the offering price of each ordinary share.

Fees, Commissions and Expense Reimbursement

We will pay the Underwriter a fee/commission equivalent to seven percent (7%) of the gross proceeds of this offering. The Underwriter proposes initially to offer the ordinary shares to the public at the offering price set forth on the cover page of this prospectus and to dealers at those prices less the aforesaid fee (“underwriting discount”) set forth on the cover page of this prospectus. If all of the ordinary shares offered by us are not sold at the offering price, the Underwriter may change the offering price and other selling terms by means of a supplement to this prospectus

The following table shows the underwriting fees/commission payable to the Underwriting with this offering:

	Per Ordinary Share	Total Without Over- Allotment Option	Total With Full Over- Allotment Option
Public offering price	$	$	$
Underwriting fees and commissions (7%)(1)	$	$	$
Proceeds, before expenses, to us	$	$	$
Non-accountable expense allowance (1%)	$	$	$

(1)	The fees do not include the Underwriter Warrants or expense reimbursement as described below.

In addition to the cash commission, we will also reimburse the Underwriter for its non-accountable expenses of one per cent (1%) of the gross proceeds of the offering and accountable out-of-pocket expenses not to exceed $300,000. Such accountable out-of-pocket expenses include no more than $150,000 in Underwriter’s legal counsel fees, due diligence and other like expenses not to exceed $75,000 and road show, travel, on-boarding fees and other reasonable out-of-pocket accountable expenses not to exceed $75,000, background checks expenses not to exceed $6,000, and DTC eligibility fees and expenses not to exceed $17,500. We have paid to Boustead $75,000 in accountable expenses as of the date hereof, which will be refundable to us to the extent actually not incurred by the Underwriter in accordance with FINRA Rule 5110(f)(2)(C).

We estimate that the total expenses payable by us in connection with the offering, other than the underwriting fees and commissions, will be approximately $                    .

We have agreed to issue to the Underwriter and to register herein warrants to purchase up to ordinary shares (equal to seven per cent (7%) of the ordinary shares sold in this offering, inclusive of the Underwriter Over-Allotment option to purchase an additional ordinary shares) and to also register herein such underlying ordinary shares. The warrants will be exercised at any time, and from time to time, in whole or in part, commencing from the closing of the offering and expiring five (5) years from the effectiveness of the offering. The warrants are exercisable at a per share price of 100% of the offering price of the ordinary shares offered hereby. The Underwriter Warrant shall not be callable or cancellable.

The Underwriter Warrants may not be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the commencement of sales of the offering, of which this prospectus forms a part (in accordance with FINRA Rule 5110), except that they may be assigned, in whole or in part, to any successor, officer, manager, member, or partner of the Underwriter, and to members of the syndicate or selling group and their respective officers, managers, members or partners. The Underwriter Warrants may be exercised as to all or a lesser number of shares, will provide for cashless exercise and will contain provisions for immediate “piggyback” registration rights at our expense for a period of five years from the date of effectiveness of the offering. We have registered the Underwriter the ordinary shares underlying the Underwriter Warrants in this offering.

The Underwriter intends to offer our ordinary shares to their retail customers only in states in which we are permitted to offer our ordinary shares. We have relied on an exemption to the blue sky registration requirements afforded to “covered securities.” Securities listed on a National Securities Exchange are “covered securities.” If we were unable to meet a National Securities Exchange listing standards, then we would be unable to rely on the covered securities exemption to blue sky registration requirements and we would need to register the offering in each state in which we planned to sell shares. Consequently, we will not complete this offering unless we meet a National Securities Exchange’s listing requirements and our application to list on the exchange is approved.

The foregoing does not purport to be a complete statement of the terms and conditions of the underwriting agreement and subscription agreement. A form of the underwriting agreement is included as an exhibit to the registration statement of which this prospectus forms a part.

Right of First Refusal

Until twenty-four (24) months from the closing of this public offering, the Underwriter shall have a right of first refusal to act as lead or managing underwriter, exclusive or joint financial advisor or in any other similar capacity, on the representative’s customary terms and conditions, in the event we pursue a registered, underwritten public offering of securities (in addition to this offering), a public or private offering of securities (debt or equity), a merger, acquisition of another company or business, change of control, sale of substantially all assets, business combination, recapitalization or other similar transaction (regardless of whether we would be considered an acquiring party, a selling party or neither in such transaction). In accordance with FINRA Rule 5110(f)(2)(E)(i), such right of first refusal shall not have a duration of more than three years from the date of commencement of sales of the public offering or the termination date of the engagement between the us and the Underwriter

Lock-Up Agreements

We have agreed that, subject to certain exceptions set forth in the underwriting agreement, we will not, without the prior written consent of the Underwriter, from the date of execution of the underwriting agreement and continuing for a period of 12 months from the date on which the trading of the ordinary shares on a National Securities Exchange commences, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ordinary shares or any such other securities.

Our officers, directors, and all existing shareholders agree not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any ordinary shares or other securities convertible into or exercisable or exchangeable for ordinary shares for a period of up to 12 months after the date of the underwriting agreement between the Company and the Underwriter without the prior written consent of the Underwriter.

The Underwriter may in its sole discretion and at any time without notice release some or all of the ordinary shares subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release shares from the lock-up agreements, the Underwriter will consider, among other factors, the security holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Price Stabilization

The Underwriter will be required to comply with the Securities Act and the Exchange Act, including without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of shares of capital stock by the Underwriter acting as principal. Under these rules and regulations, the Underwriter:

●	may not engage in any stabilization activity in connection with our securities; and

●	may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

Determination of Offering Price

The public offering price of the ordinary shares we are offering was determined by us in consultation with the Underwriter based on discussions with potential investors in light of the history and prospects of our Company, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the public stock price for similar companies, general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Electronic Offer, Sale and Distribution of Securities.

A prospectus in electronic format may be delivered to potential investors by the Underwriter. The prospectus in electronic format will be identical to the paper version of such prospectus. Other than the prospectus in electronic format, the information on the Underwriter’ website and any information contained in any other website maintained by the Underwriter is not part of the prospectus or the registration statement of which this Prospectus forms a part.

Foreign Regulatory Restrictions on Purchase of our Ordinary Shares

We have not taken any action to permit a public offering of our ordinary shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. People outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of our ordinary shares and the distribution of this prospectus outside the United States.

Indemnification

We have agreed to indemnify the Underwriter against liabilities relating to the offering arising under the Securities Act and the Exchange Act and to contribute to payments that the Underwriter may be required to make for these liabilities. We have been advised that, in the opinion of the Securities and Exchange Commission, indemnification of liabilities under the Securities Act is against public policy as expressed in the Securities Act, and is therefore, unenforceable.

Application for NYSE American/Nasdaq Listing

We have applied to have our ordinary shares approved for listing/quotation on the Nasdaq Capital Market under the symbol “JZXN.” We will not consummate and close this offering without a listing approval letter from Nasdaq Capital Market. Our receipt of a listing approval letter is not the same as an actual listing on the Nasdaq Capital Market. The listing approval letter will serve only to confirm that, if we sell a number of ordinary shares in this offering sufficient to satisfy applicable listing criteria, our ordinary shares will in fact be listed.

If the application is approved, trading of our ordinary shares on the Nasdaq Capital Market will begin within five days following the closing of this offering. If our ordinary shares are listed on the Nasdaq Capital Market, we will be subject to continued listing requirements and corporate governance standards. We expect these new rules and regulations to significantly increase our legal, accounting and financial compliance costs.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and advisory fees, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee, and the Nasdaq listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$
Nasdaq Listing Fee	$
FINRA	$
Legal Fees and Expenses	$
Advisory Fee	$
Accounting Fees and Expenses	$
Printing and Engraving Expenses	$
Miscellaneous Expenses	$
Total Expenses	$

These expenses will be borne by us. Underwriting discounts will be borne by us in proportion to the numbers of ordinary share sold in the offering.

LEGAL MATTERS

The validity of the ordinary share offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by                       , our counsel as to Cayman Islands law. Ortoli Rosenstadt LLP is acting as counsel to our company regarding U.S. securities law matters. Legal matters as to PRC law will be passed upon for us by Capital Equity Legal Group. Ortoli Rosenstadt LLP may rely upon Capital Equity Legal Group with respect to matters governed by PRC law.  Sichenzia Ross Ference LLP is acting as counsel to the Underwriters.

EXPERTS

The consolidated financial statements for the years ended October 31, 2019 and 2018, included in this Registration Statement have been so included in reliance on the report of WWC, P.C., an independent registered public accounting firm, given on the authority of said firm in auditing and accounting. The office of WWC, P.C. is located at 2010 Pioneer Court, San Mateo, CA 94403.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the ordinary share offered by this prospectus. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the ordinary share. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealers, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Jiuzi Holdings, Inc.

Financial Statements

October 31, 2019 and 2018

Jiuzi Holdings, Inc.

Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
Jiuzi Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jiuzi Holdings, Inc. (the "Company") as of October 31, 2019 and 20 I 8 and the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the two year period ended October 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position ofthe Company as ofOctober 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the two year period ended October 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

We have served as the Company’s auditor since October 9, 2019.

San Mateo, California

July 7, 2020

Jiuzi Holdings, Inc.

Consolidated Balance Sheets

As of October 31, 2019 and 2018

	2019	2018
ASSETS
Current assets
Cash and cash equivalents	$442,214	$217,672
Restricted cash	-	936,771
Accounts receivable	48,196	24,118
Accounts receivable – related party	1,121,407	882,839
Inventories	209,497	257,845
Advances to suppliers	602,312	1,063,605
Loans receivable from related parties, net	3,417,663	2,083,438
Other receivables and other current assets	208,248	49,547
Total current assets	6,049,537	5,515,835
Non-current asset
Property, plant and equipment, net	90,081	93,648
Intangible asset, net	15,495	-
Other non-current assets	2,657	15,483
Loans receivable from related parties, net	874,193	1,925,698
Related party receivable	34,104	89,037
Total non-current assets	1,016,530	2,123,866
TOTAL ASSETS	$7,066,067	$7,639,701

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accruals and other payables	$56,828	$71,426
Accounts payable – related party	11,551	10,405
Accounts payable	-	2,148
Taxes payable	1,280,517	324,686
Contract liability	102,003	109,271
Contract liability – related party	803,617	5,766,376
Related party payable	156,454	-
TOTAL LIABILITIES	$2,410,970	$6,284,312

COMMITMENTS AND CONTINGENCIES

Shareholders’ equity
Ordinary shares (10,000,000 shares authorized, par value $0.005, 1,000,000 shares issued and outstanding as of October 31, 2019 and 2018)	$5,000	$5,000
Additional paid in capital	299,893	74,947
Statutory reserve	426,414	97,508
Retained earnings	3,669,892	758,741
Accumulated other comprehensive loss	(206,729)	(90,292)
Total equity attributable to Jiuzi	4,194,470	845,904
Equity attributable to noncontrolling interests	460,627	509,485
Total Stockholders’ equity	$4,655,097	$1,355,389

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$7,066,067	$7,639,701

See accompanying notes to financial statements.

Jiuzi Holdings, Inc.

Consolidated Statements of Income and Comprehensive Income

For the years ended October 31, 2019 and 2018

	2019	2018
Revenues, net	$839,744	$192,241
Revenues – related party, net	7,138,355	4,113,282
Total Revenues	7,978,099	4,305,523

Cost of revenues	857,097	229,740
Cost of revenues – related party	2,259,079	1,891,648
Total cost of revenues	3,116,176	2,121,388

Gross profit	4,861,923	2,184,135

Selling and marketing expense	40,723	3,189
General and administrative expenses	1,101,415	1,545,300
Operating income	3,719,785	635,646

Non-operating income (expense) items:
Other income (expense), net	17,134	25,994
Interest income	11,895	29,842
Interest expense	(1,765)	(1,095)
	27,264	54,741

Earnings before tax	3,747,049	690,387

Income tax	540,782	135,397

Net income	3,206,267	554,990
Less: loss attributable to non-controlling interest	(33,790)	(81,062)
Net income attributable to Jiuzi	$3,240,057	$636,052

Earnings per share
Basic	$3.21	$0.55
Diluted	$3.21	$0.55

Weighted average number of ordinary shares outstanding
Basic	1,000,000	1,000,000
Diluted	1,000,000	1,000,000

	2019	2018
Net income	$3,206,267	$554,990

Other comprehensive income (loss):
Foreign currency translation loss	(116,437)	(90,406)
Total comprehensive income	$3,089,830	$464,584

See accompanying notes to financial statements.

Jiuzi Holdings, Inc.

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended October 31, 2019 and 2018

						Accumulated	Equity
	Ordinary shares		Additional			Other	attributable	Non-
	No. of	Par	Paid in	Statutory	Retained	Comprehensive	to	Controlling	Total
	Shares	Value	Capital	Reserves	Earnings	Loss	Jiuzi	interest	Equity

Balance, November 1, 2017	1,000,000	5,000	90,187	22,020	198,177	114	315,498	-	315,498
(Distribution) / Contribution in capital	-	-	(15,240)	-	-	-	(15,240)	590,547	575,307
Net income	-	-	-	-	636,052	-	636,052	(81,062)	554,990
Appropriations to statutory reserves	-	-	-	75,488	(75,488)	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	(90,406)	(90,406)	-	(90,406)
Balance, October 31, 2018	1,000,000	5,000	74,947	97,508	758,741	(90,292)	845,904	509,485	1,355,389

Balance, November 1, 2018	1,000,000	5,000	74,947	97,508	758,741	(90,292)	845,904	509,485	1,355,389
Contribution in capital	-	-	224,946	-	-	-	224,946	-	224,946
Net income	-	-	-	-	3,240,057	-	3,240,057	(33,790)	3,206,267
Appropriations to statutory reserves	-	-	-	328,906	(328,906)	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	(116,437)	(116,437)	(15,068)	(131,505)
Balance, October 31, 2019	1,000,000	5,000	299,893	426,414	3,669,892	(206,729)	4,194,470	460,627	4,655,097

See accompanying notes to financial statements.

Jiuzi Holdings, Inc.

Consolidated Statements of Cash Flows

For the years ended October 31, 2019 and 2018

	2019	2018

Cash flows from operating activities
Net income	$3,206,267	$554,990
Depreciation and amortization	8,582	3,134
Provision for doubtful accounts	32,717	12,377
Provision for credit losses	61,277	178,287
Imputed interest expense	35,812	408,058
Changes in assets and liabilities
Increase in accounts receivable	(25,367)	(25,504)
Increase in accounts receivable – related party	(299,062)	(945,940)
Decrease (Increase) in inventories	104,986	(171,991)
Increase in loans to related parties	(37,917)	(4,260,642)
(Increase) decrease in other assets	(164,659)	450,003
(Decrease) increase in accrued and other liabilities	(15,540)	77,801
Increase in accounts payable – related party	1,422	11,003
Increase in taxes payable	992,328	315,761
(Decrease) increase in contract liability	(4,945)	115,550
(Decrease) increase in contract liability – related party	(4,978,756)	3,355,727
Net cash (used in) generated by operating activities	(1,082,855)	78,614

Cash flows from investing activities
Purchase of fixed assets	(7,087)	(61,703)
Purchase of intangible assets	(15,964)	-
Refund of security deposits	12,854	116,124
Net cash (used in) generated by investing activities	(10,197)	54,421

Cash flows from financing activities
Proceeds from owner’s injection of capital	224,946	575,307
Proceeds from related party	161,191	-
Net cash provided by financing activities	386,137	575,307

Net (decrease) increase of cash and cash equivalents	(706,915)	708,342

Effect of foreign currency translation on cash and cash equivalents	(5,314)	(87,528)

Cash, cash equivalents, and restricted cash – beginning of period	1,154,443	533,629

Cash, cash equivalents, and restricted cash – end of period	$442,214	$1,154,443

Supplementary cash flow information:
Interest received	$11,895	$29,842
Interest paid	$1,765	$1,095
Income taxes paid	$-	$-

See accompanying notes to financial statements.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

NOTE 1 – ORGANIZATION AND BASIS OF PRESENTATION

Jiuzi Holdings, Inc. (“Company” or “Jiuzi”) was incorporated in the Cayman Islands on October 10, 2019. The Company in an investment holding company; its primary operations are conducted through subsidiaries and variable interest entities as described below.

Jiuzi (HK) Limited (“Jiuzi HK”) was incorporated in Hong Kong on October 25, 2019. It is wholly owned subsidiary of the Company.

Zhejiang Navalant New Energy Automobile Co., Ltd. (“Jiuzi WFOE”) was incorporated on June 5, 2020 as wholly foreign owned entity in the People’s Republic of China (“PRC”). Jiuzi WFOE is a wholly owned subsidiary of Jiuzi HK.

Zhejiang Jiuzi (“Zhejiang Jiuzi”) was incorporated on May 26, 2017 in the PRC. Zhejiang Jiuzi’s scope of business includes the sale of new energy vehicles (“NEVs”) and NEV components and parts, and the related development of products and services for the NEV industry. Zhejiang Jiuzi generates revenues by both selling NEVs and NEV components and parts to Jiuzi branded licensed NEV dealerships, and by rendering professional services to new Jiuzi NEV dealerships, such as initial setup, NEV product procurement services, and specialized marketing campaigns. The Zhejiang Jiuzi also provides short term financing solutions to the new Jiuzi NEV dealerships for the procurement of NEVs.

Shangli Jiuzi was incorporated on May 10, 2018 in the PRC. Its scope of business is similar to Zhejiang Jiuzi. Zhejiang Jiuzi owns 59.0% equity interest in Shangli Jiuzi, and Zhejiang Jiuzi account for Shangli Jiuzi and as a subsidiary

Contractual Arrangements between Jiuzi WFOE and Zhejiang Jiuzi

Jiuzi WFOE entered into three contractual agreement with Zhejiang Jiuzi: 1.) Exclusive Option Agreement, 2.) Exclusive Business Cooperation Agreement, and 3.) Share Pledge Agreement. The contractual agreements are collectively known as variable interest entity agreements (“VIE Agreements”). These VIE Agreements, through the Company’s indirect ownership of Jiuzi WFOE, provide the Company with control over the assets of Zhejiang Jiuzi and Shangli Jiuzi, and the Company is the primary beneficiary of the results of operations of Zhejiang Jiuzi and Shangli Jiuzi.

The Company accounts for Jiuzi HK and Jiuzi WFOE as wholly owned subsidiaries as result of it direct and indirect 100% equity ownership in those two entities. The Company accounts for Zhejiang Jiuzi and Shangli Jiuzi as wholly owned and majority owned indirectly held subsidiaries resulting from the VIE agreements mentioned above.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiary. Significant inter-company transactions have been eliminated in consolidation.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Actual results and outcomes may differ from management’s estimates and assumptions. In particular, the novel coronavirus (“COVID-19”) pandemic and the resulting adverse impacts to global economic conditions, as well as our operations, may impact future estimates including, but not limited to, our allowance for loan losses, inventory valuations, fair value measurements, asset impairment charges and discount rate assumptions. Certain prior year amounts have been reclassified to conform to the current year’s presentation. Amounts and percentages may not total due to rounding.

Functional and presentation currency

The functional currency of the Company is the currency of the primary economic environment in which the Company operates which is Chinese Yuan (“RMB”).

Transactions in currencies other than the entity’s functional currency are recorded at the rates of exchange prevailing on the date of the transaction. At the end of each reporting period, monetary items denominated in foreign currencies are translated at the rates prevailing at the end of the reporting periods. Exchange differences arising on the settlement of monetary items and on translation of monetary items at period-end are included in income statement of the period.

For the purpose of presenting these financial statements, the Company’s assets and liabilities are expressed in US$ at the exchange rate on the balance sheet date, stockholder’s equity accounts are translated at historical rates, and income and expense items are translated at the weighted average exchange rate during the period. The resulting translation adjustments are reported under accumulated other comprehensive income in the stockholder’s equity section of the balance sheets.

Exchange rate used for the translation as follows:

US$ to RMB

	Period End	Average
October 31, 2019	7.0992	6.8905
October 31, 2018	6.9387	6.5617

Fair Values of Financial Instruments

The Company adopted ASC 820 “Fair Value Measurements,” which defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosures requirements for fair value measures. Current assets and current liabilities qualified as financial instruments and management believes their carrying amounts are a reasonable estimate of fair value because of the short period of time between the origination of such instruments and their expected realization and if applicable, their current interest rate is equivalent to interest rates currently available.  The three levels are defined as follow:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value.

As of the balance sheet date, the estimated fair values of the financial instruments approximated their fair values due to the short-term nature of these instruments. Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates the hierarchy disclosures each year.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Cash and Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are recorded at the net value less estimates for expected credit losses. Management regularly reviews outstanding accounts and provides an allowance for doubtful accounts. When collection of the original invoice amounts is no longer probable, the Company will either partially or fully write-off the balance against the allowance for doubtful accounts.

Loans Receivable

Loans receivable are recorded at origination at the fair value less estimates for expected credit losses. Management regularly reviews outstanding accounts and provides an allowance for credit losses. When collection of the original amounts is no longer probable, the Company will either partially or fully write-off the balance against the allowance for credit losses.

Revenue Recognition

In 2014, the FASB issued guidance on revenue recognition (“ASC 606”), with final amendments issued in 2016. The underlying principle of ASC 606 is to recognize revenue to depict the transfer of goods or services to customers at the amount expected to be collected. ASC 606 creates a five-step model that requires entities to exercise judgment when considering the terms of contracts, which includes (1) identifying the contracts or agreements with a customer, (2) identifying our performance obligations in the contract or agreement, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations, and (5) recognizing revenue as each performance obligation is satisfied. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the services it transfers to its clients. The Company has concluded that the new guidance did not require any significant change to its revenue recognition processes.

The Company’s revenues consist of sales by Company-operated retail store and fees from retail stores operated by franchisees. Revenues from franchised stores include royalties based on a percent of net profits and initial fees.

The Company generally recognizes revenues when the performance obligation have been satisfied pursuant to factors such as contract existed with the customer, delivery and acceptance of goods and services by customer has occurred, the sales price is fixed or determinable and allocated to the products sold, sales or services and value-added tax laws have been complied with, and collectability is reasonably assured.

The Company recognizes sales of vehicle revenues a point in time when the Company has transferred physical possession of the asset to the customer and the customer has accepted the asset.

The Company recognizes franchisee service revenues over a point in time when the Company performs the service at the same time that customer receives and uses the benefits of the service.

The Company recognizes royalty revenues when the Company has a present right to payment for the services.

The Company estimates potential returns and records such estimates against its gross revenue to arrive at its reported net sales revenue. The Company has not experienced any sales returns.

Inventory

Inventories, which are primarily comprised of finished goods for sale, are stated at the lower of cost or net realizable value, using the first-in first-out method. The Company evaluates the need for reserves associated with obsolete, slow-moving and non-salable inventory by reviewing net realizable values on a periodic basis. Only defects products can be return to our suppliers.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

Advertising

The Company expenses advertising costs as incurred and includes it in selling expenses. The Company recorded $109,984 and $48,988 of advertising and promotional expenses for the years ended October 31, 2019 and 2018, respectively.

Income Taxes

Income taxes are provided in accordance with ASC No. 740, Accounting for Income Taxes.  A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carry-forwards. Deferred tax expense (benefit) results from the net change during the years of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of all of the deferred tax assets will be realized.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

A tax benefit from an uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities. The determination is based on the technical merits of the position and presumes that the relevant taxing authority that has full knowledge of all relevant information will examine each uncertain tax position. Although the Company believes the estimates are reasonable, no assurance can be given that the final outcome of these matters will not be different than what is reflected in the historical income tax provisions and accruals.

Property and Equipment & Depreciation

Property and equipment are stated at historical cost net of accumulated depreciation. Repairs and maintenance are expensed as incurred. Property and equipment are depreciated on a straight-line basis over the following periods:

Equipment	5 years
Furniture and fixtures	5 years
Motor vehicles	10 years

Intangible Assets & Amortization

Intangible assets are stated at historical cost net of accumulated amortization. Software are amortized on a straight-line basis over the estimated useful life of the software which is 3 years.

Impairment of Long-lived assets

The Company accounts for impairment of property and equipment and amortizable intangible assets in accordance with ASC 360, “Accounting for Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of”, which requires the Company to evaluate a long-lived asset for recoverability when there is event or circumstance that indicate the carrying value of the asset may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset or asset group is not recoverable (when carrying amount exceeds the gross, undiscounted cash flows from use and disposition) and is measured as the excess of the carrying amount over the asset’s (or asset group’s) fair value.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

New Accounting Pronouncements

In February of 2016, the FASB issued Accounting Standards Update No. 2016-02 (ASU 2016-02) “Leases (Topic 842)”. ASU 2016-02 requires a lessee to recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. ASU 2016-02 is effective for interim and annual reporting periods beginning after December 15, 2018. Early adoption is permitted.

For finance leases, a lessee is required to do the following:

●	Recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in the statement of financial position

●	Recognize interest on the lease liability separately from amortization of the right-of-use asset in the statement of comprehensive income

●	Classify repayments of the principal portion of the lease liability within financing activities and payments of interest on the lease liability and variable lease payments within operating activities in the statement of cash flows.

For operating leases, a lessee is required to do the following:

●	Recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in the statement of financial position

●	Recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term on a generally straight-line basis

●	Classify all cash payments within operating activities in the statement of cash flows.

In July 2018, the FASB issued Accounting Standards Update No. 2018-11 (ASU 2018-11), which amends ASC 842 so that entities may elect not to recast their comparative periods in transition (the “Comparatives Under 840 Option”). ASU 2018-11 allows entities to change their date of initial application to the beginning of the period of adoption. In doing so, entities would:

●	Apply ASC 840 in the comparative periods.

●	Provide the disclosures required by ASC 840 for all periods that continue to be presented in accordance with ASC 840.

●	Recognize the effects of applying ASC 842 as a cumulative-effect adjustment to retained earnings for the period of adoption.

In addition, the FASB also issued a series of amendments to ASU 2016-02 that address the transition methods available and clarify the guidance for lessor costs and other aspects of the new lease standard.

The management will review the accounting pronouncements and plan to adopt the new standard on November 1, 2019 using the modified retrospective method of adoption. The transition method expedient which allows entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. As a result of electing this transition method, prior periods will not be restated. The adoption of this ASU will result in the recording of additional lease assets and liabilities each with no effect to opening balance of retained earnings as the Company.

In June 2016, the FASB issued an accounting pronouncement (FASB ASU 2016-13) related to the measurement of credit losses on financial instruments. This pronouncement, along with subsequent ASUs issued to clarify certain provisions of ASU 2016-13, changes the impairment model for most financial assets and will require the use of an “expected loss” model for instruments measured at amortized cost. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. In developing the estimate for lifetime expected credit loss, entities must incorporate historical experience, current conditions, and reasonable and supportable forecasts. This pronouncement is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2019.

The management is currently evaluating the impact of this update to the consolidated financial statements. Management will evaluate if the current design for the allowance for loan loss methodology would comply with these new requirements.

In October 2018, the FASB issued an accounting pronouncement (FASB ASU 2018-17) related to related party guidance for variable interest entities. The amendments in this pronouncement are effective for fiscal years beginning after December 15, 2019 and early adoption is permitted. The management does not expect it to have a material effect on the consolidated financial statements.

In December 2019, the FASB issued an accounting pronouncement (FASB ASU 2019-12) related to simplifying the accounting for income taxes. The pronouncement is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The management does not expect it to have a material effect on the consolidated financial statements.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

NOTE 3 – INVENTORY

Inventory, net comprised of the following:

	October 31, 2019	October 31, 2018
Finished goods	209,497	257,845
Total, net	209,497	257,845

Inventory write-down expense was $nil and $nil for the years ended October 31, 2019 and 2018, respectively.

NOTE 4 – ACCOUNTS RECEIVABLES

Accounts receivables, net is comprised of the following:

	October 31, 2019	October 31, 2018
Accounts receivables	48,916	24,118
Allowance for doubtful accounts	-	-
Total, net	48,916	24,118

	October 31, 2019	October 31, 2018
Accounts receivables-related parties	1,163,660	913,778
Allowance for doubtful accounts	(42,253)	(30,939)
Total, net	1,121,407	882,839

The following is a summary of the activity in the allowance for doubtful accounts:

	October 31, 2019	October 31, 2018
Balance at beginning of year	30,939	-
Provision	12,013	30,939
Charge-offs	-	-
Recoveries	-	-
Effect of translation adjustment	(699)	-
Balance at end of year	42,253	30,939

Bad debt expense was $12,377 and $32,717 for the years ended October 31, 2019 and 2018, respectively.

NOTE 5 – LOANS RECEIVABLES

Loans receivables include amounts due from related franchisees and are presented net of imputed interest and an allowance for estimated loan losses. The loans are provided in the form of credit line to related franchisee to support their operations. These loans are unsecured, non-interest bearing, with a due date of 18 months upon drawing.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

The allowance for loan losses represents an estimate of the amount of net losses inherent in our portfolio of managed receivables as of the applicable reporting date and expected to become evident during the following 12 months.

Each lending request is evaluated by considering the borrower’s financial condition. The Company uses a proprietary model to assign each dealer a risk rating. This model uses historical dealer performance data to identify key factors about a dealer that are considered most significant in predicting a dealer’s ability to meet its financial obligations. The Company also considers numerous other financial and qualitative factors of the dealer’s operations, including capitalization and leverage, liquidity and cash flow, profitability, and credit history with ourselves and other creditors.

We also consider recent trends in delinquencies and defaults, recovery rates and the economic environment in assessing the models used in estimating the allowance for loan losses, and may adjust the allowance for loan losses to reflect factors that may not be captured in the models. In addition, we periodically consider whether the use of additional metrics would result in improved model performance and revise the models when appropriate. The provision for loan losses is the periodic expense of maintaining an adequate allowance.

An account is considered delinquent when the related customer fails to make a substantial portion of a scheduled payment 3 months after the due date. For purposes of determining impairment, loans are evaluated collectively, as they represent a large group of smaller-balance homogeneous loans, and therefore, are not individually evaluated for impairment.

As these loans are non-interest bearing, the Company recorded a discount to the face amount using an imputed interest rate of 8.46% to reflect the fair value of the loan at origination. The imputed interest rate reflects the borrowing rate in the market under similar terms and duration. Direct costs associated with loan originations are not considered material, and thus, are expensed as incurred.

	October 31, 2019	October 31, 2018
Loan to related franchisees, gross	4,897,417	4,563,623
Discount based on imputed interest rate of 8.46%	(411,927)	(385,887)
Loan to related franchisees, net of discount	4,485,490	4,177,736

	October 31, 2019	October 31, 2018
Loan to related franchisees, net of discount	4,485,490	4,177,736
Provision for credit losses	(193,634)	(168,600)
Loan to related franchisees, net of discount and allowance	4,291,856	4,009,136

The following is a summary of the activity in the allowance for credit loss:

	October 31, 2019	October 31, 2018
Balance at beginning of year	168,600	-
Provision	52,889	168,600
Charge-offs	-	-
Recoveries	(23,172)	-
Effect of translation adjustment	(4,683)	-
Balance at end of year	193,634	168,600

Credit loss was $61,227 and $178,287 for the years ended October 31, 2019 and 2018, respectively.

The following is a summary of current and non-current loan receivables, net of allowance for credit losses:

	October 31, 2019	October 31, 2018
Loan to related franchisees, net of discount and allowances, current	3,417,663	2,083,438
Loan to related franchisees, net of discount and allowances, non-current	874,193	1,925,698
	4,291,856	4,009,136

Credit Quality

The Company extends credit to related franchisee primarily in the form of lines of credit to purchase vehicles and support their daily operations. Each of the franchisees are assigned to one of nine groups according to risk ratings with Group 1 demonstrating the strongest financial metrics, including performance and repayment ability and Group IX demonstrating the weakest financial metrics.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

Generally, the company suspends credit lines and extend no further funding to franchisee who are unable to repay 3 months after the 18 months deadline.

The company regularly reviews the model to confirm the continued business significance and statistical predictability of the model and may make updates to improve the performance of the model. In addition, the Company regularly audit related franchisee’s inventory and sales records to verify the franchisee’s performance. Based on the results of monitoring of the franchisee’s performance, including daily payment verifications and monthly analysis of the franchisee’s financial statements, payoffs, aged inventory, over credit line and delinquency reports, the company adjusts the franchisee’s risk rating, if necessary.

The credit quality of the loans receivables is evaluated based on our internal risk rating analysis. A franchisee has the same risk rating for its entire financing regardless of the type and timing of financing.

The credit quality analysis of franchisee loan receivables at October 31 was as follows:

	October 31, 2019	October 31, 2018
Franchisee Financing:
Group I	40,455	-
Group II	-	172,179
Group III	122,129	-
Group IV	313,916	1,328,428
Group V	1,144,212	1,303,498
Group VI	2,478,829	1,104,798
Group VII	109,815	-
Group VIII	202,858	223,478
Group IX	73,276	45,355
Balance at end of year	4,485,490	4,177,736

NOTE 6 – PROPERTY & EQUIPMENT

Property and equipment, net comprised of the following:

	October 31, 2019	October 31, 2018
At Cost:
Equipment	37,605	27,807
Motor vehicles	29,796	52,387
Leasehold Improvement	27,924	10,297
Furniture and fixtures	7,516	7,690
	102,841	98,181

Less: Accumulated depreciation	12,760	4,533
Total, net	90,081	93,648

Depreciation expenses was $8,582 and $3,134 for the years ended October 31, 2019 and 2018, respectively.

NOTE 7 – INTANGIBLE ASSETS

Intangible assets, net comprised of the following:

	October 31, 2019	October 31, 2018
At Cost:
Financial software	15,495	-
	15,495	-
Less: Accumulated Amortization	-	-
Total, net	15,495	-

Amortization expenses was $nil and $nil for the years ended October 31, 2019 and 2018, respectively.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company owns 51% of the franchisees’ equity interest without having actual control over the franchisees. Further, the Company has not contributed any capital in these franchises; therefore, no investment is recognized and carried on the Company’s financial statements. Accordingly, the Company does not consolidate these entities nor account these entities as equity investments in its financial statements. The franchisees were setup with the Company being a 51% owner so as to allow the franchisees to register its business name to include “JiuZi” with the local business bureau. The Company has changed its ownership in these franchisees to 1.25% subsequently.

Accounts receivable from related franchisees comprised of the following:

	October 31, 2019	October 31, 2018
Pingxiang Jiuzi New Energy Automobile Co., Ltd	59,534	104,677
Yichun Jiuzi New Energy Automobile Co., Ltd	194,178	138,758
Puyang Guozheng New Energy Vehicle Sales Co., Ltd	48,787	99,363
Wanzai Jiuzi New Energy Automobile Co., Ltd	129,832	129,851
Xinyu Jiuzi New Energy Automobile Co., Ltd	293,488	243,452
Liuyang Jiuzi New Energy Automobile Co., Ltd	125,852	110,604
Yudu Jiuzi New Energy Automobile Co., Ltd	42,934	25,220
Gao’an Jiuzi New Energy Automobile Co., Ltd	25,989	39,315
Jiujiang Jiuzi New Energy Automobile Co., Ltd	42,953	21,738
Pingjiang Jiuzi New Energy Automobile Co., Ltd	35,434	800
Quanzhou Jiuzi New Energy Automobile Co., Ltd	18,143	-
Loudi Jiuzi New Energy Automobile Co., Ltd	73,755	-
Guangzhou Jiuzi New Energy Vehicle Co., Ltd	4,409	-
Dongming Jiuzi New Energy Automobile Co., Ltd	47,272	-
Yulin Jiuzi New Energy Automobile Co., Ltd	21,100	-
Total	1,163,660	913,778

Accounts receivables above derived from sales of vehicles supplied to the Company’s franchisees. Sales revenues from related parties’ franchisees were $574,592 and $824,671 for the years ended October 31, 2019 and 2018, respectively.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

Loan to related franchisees is comprised of the following (see note 5 for details):

	October 31, 2019			October 31, 2018
	Gross	Discount	Net	Gross	Discount	Net
Jiangsu Changshu	$292,882	$24,765	$268,117	$217,064	$18,354	$198,710
Shandong Dongming	133,409	11,280	122,129	175,072	14,804	160,268
Jiangxi Gao’an	297,694	25,172	272,522	277,162	23,436	253,726
Hunan Huaihua	119,958	10,143	109,815	-	-	-
Jiangxi Jiujiang	224,668	18,998	205,670	353,287	29,873	323,414
Hunan Liuyang	264,042	22,326	241,716	188,083	15,904	172,179
Hunan Loudi	298,042	25,201	272,841	238,060	20,129	217,931
Hunan Pingjiang	284,382	24,047	260,335	294,775	24,925	269,850
Jiangxi Pingxiang	253,726	21,454	232,272	334,667	28,298	306,369
Henan Puyang	360,188	30,456	329,732	239,484	20,250	219,234
Fujian Quanzhou	289,465	24,476	264,989	248,008	20,971	227,037
Jiangxi Wanzai	143,538	12,138	131,400	186,434	15,764	170,670
Jiangxi Xinyu	241,217	20,397	220,820	206,045	17,422	188,623
Jiangxi Yichun	474,762	40,144	434,618	525,491	44,434	481,057
Jiangxi Yudu	199,374	16,858	182,516	267,109	22,586	244,523
Guangxi Rongxian	266,247	22,513	243,734	172,529	14,589	157,940
Guangdong Zengcheng	410,378	34,701	375,677	346,686	29,314	317,372
Jiangxi Shanggao	46,047	3,893	42,154	31,469	2,661	28,808
Shandong Heze	5,724	484	5,240	2,597	220	2,377
Jiangxi Ganzhou	17,937	1,517	16,420	16,759	1,417	15,342
Anhui Fuyang	28,406	2,402	26,004	77,260	6,533	70,727
Hunan Liling	4,224	357	3,867	4,322	365	3,957
Hunan Zhuzhou	4,302	364	3,938	24,578	2,078	22,500
Hunan Changsha	4,279	361	3,918	21,404	1,810	19,594
Guangxi Guilin	4,564	386	4,178	-	-	-
Hunan Xiangtan	25,593	2,164	23,429	12,854	1,087	11,767
Hunan Chenzhou	80,045	6,769	73,276	49,545	4,190	45,355
Jiangxi Ji’an	10,136	857	9,279	15,450	1,307	14,143
Guangxi Nanning	2,615	222	2,393	12,854	1,087	11,767
Hunan Leiyang	5,675	480	5,195	-	-	-
Guangxi Liuzhou	10,565	894	9,671	-	-	-
Hunan Ningxiang	4,339	367	3,972	-	-	-
Guangdong Dongguan Changping	23,538	1,990	21,548	-	-	-
Hunan Changsha County	14,791	-	14,791	-	-	-
Henan Zhengzhou	4,564	386	4,178	-	-	-
Guangdong Dongguan Nancheng	6,395	541	5,854	-	-	-
Anhui Huaibei	7,761	656	7,105	-	-	-
Guangdong Humen	1,042	88	954	-	-
Guizhou Zunyi	3,888	329	3,559	-	-	-
Jiangsu Xuzhou	8,452	-	8,452	-	-	-
Henan Xinxiang	2,536	215	2,321	2,018	171	1,847
Henan Anyang	4,948	419	4,529	3,909	331	3,578
Jiangxi Nanchang	8,481	717	7,764	18,648	1,577	17,071
Zhejiang Lishui	2,792	-	2,792	-	-	-
Jiangxi Tonggu	(194)	-	(194)	-	-	-
Total	$4,897,417	$411,927	$4,485,490	$4,563,623	$385,887	$4,177,736

Jiuzi Holdings, Inc.

Notes to the Financial Statements

The advances paid above derived from funds advanced to the Company’s franchisees as working capital to support its operations. Such advances are due within 180 days and non-interest bearing.

Other receivables from related parties comprised of the following:

	October 31, 2019	October 31, 2018
Mr. Shuibo Zhang	-	45,370
Mr. Qi Zhang	34,104	43,667
Total	34,104	89,037

As of October 31, 2019 and 2018, the Company has an outstanding receivable of $nil and $45,370, respectively, from Mr. Shuibo Zhang, the Company’s shareholder, director, and office. The amount was advanced to Mr. Zhang for business purpose. The advances were considered due on demand in nature and have not been formalized by a promissory note and non-interest bearing.

As of October 31, 2019 and 2018, the Company has an outstanding receivable of $34,104 and $43,667, respectively, from Mr. Qi Zhang, the vice president of marketing department. The amount was advanced to Mr. Zhang for business purpose. The advances were considered due on demand in nature and have not been formalized by a promissory note and non-interest bearing and due on demand without maturity date.

Accounts payable to related parties’ franchisees comprised of the following:

	October 31, 2019	October 31, 2018
Jiangxi Yichun	-	6,341
Hunan Liuyang	11,551	4,064
Total	11,551	10,405

Accounts payable above derived from vehicles purchased as inventory on a needed basis from the Company’s franchisees.

Contract liability – related party comprised of the following:

	October 31, 2019	October 31, 2018
Deferred revenues	622,887	5,592,662
Potential franchisees	180,730	173,714
Total, net	803,617	5,766,376

Jiuzi Holdings, Inc.

Notes to the Financial Statements

Deferred revenues from related franchisees comprised of the following

	October 31, 2019	October 31, 2018
Jiangxi Yichun	-	399,931
Henan Puyang	-	5,051
Jiangxi Wanzai	-	115,295
Jiangxi Shanggao	168,470	160,405
Shandong Heze	141	144
Jiangxi Gao’an	-	115,295
Guangdong Zengcheng	-	468,387
Hunan Liuyang	-	115,295
Jiangxi Jiujiang	-	171,820
Jiangxi Pingxiang	-	135,450
Jiangxi Xinyu	-	115,295
Jiangxi Ganzhou	5,634	26,230
Jiangxi Yudu	-	380,331
Jiangsu Changshu	-	249,905
Anhui Fuyang	-	310,577
Hunan Loudi	-	415,813
Shandong Dongming	-	349,972
Hunan Zhuzhou	1,690	93,966
Hunan Pingjiang	-	557,929
Guangxi Rongxian	-	363,260
Guangxi Guilin	2,958	34,589
Hunan Chenzhou	132,057	164,296
Fujian Quanzhou	-	568,160
Jiangxi Ji’an	3,099	64,854
Guangxi Nanning	42,258	64,854
Hunan Leiyang	704	-
Hunan Huaihua	98,603	-
Dongguan Changping	38,737	-
Dongguan Humen	19,439	-
Guizhou Zunyi	1,690	-
Hunan Changsha	37,328	72,059
Hunan xiangtan	5,352	59,088
Guangxi Liuhou	3,521	14,411
Dongguan Nancheng	5,355	-
Anhui Huaibei	4,579	-
Hunan Hengyang	8,592	-
Jiangsu Xuzhou	42,680	-
Total	622,887	5,592,662

The deferred revenues above derived from franchise fees payments received in advance for services which have not yet been performed.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

Advances from related parties franchisees comprised of the following:

	October 31, 2019	October 31, 2018
Henan Xinxiang	7,043	7,205
Henan Anyang	14,086	14,412
Jiangxi Nanchang	-	57,792
Hunan Liling	20,284	20,753
Henan Wenxian	70	72
Jiangxi Leping	-	1,441
Hainan Haikou	21,129	21,618
Anhui Hefei	-	7,206
Zhejiang Lishui	21,835	14,412
Hunan Miluo	4,226	-
Guangzhou Panyu	9,860	-
Hunan Yiyang	1,409	-
Hainan Sanya	21,833	-
Fujian Xiamen	704	-
Hunan Wangcheng	845	-
Hunan Xiangxiang	28,172	-
Guizhou Huishui	-	28,803
Anhui Suzhou	70	-
Guangxi Baise	704	-
Hunan Zhangjiajie	7,043	-
Jiangxi Yichun Yifeng	14,086	-
Guangdong Maoming	7,043	-
Anhui Suzhou Dangshan	288	-
Total	180,730	173,714

The advances received above derived from earnest money collected from potential franchisees.

Related party payables comprised of the following:

	October 31, 2019	October 31, 2018
Mr. Shuibo Zhang	156,454	-
Total	156,454	-

The Company has an outstanding payable of 156,454 to Mr. Shuibo Zhang, the Company’s shareholder, director, and officer where he advanced working capital to support the Company’s operations. There was no formal written commitment for continued support by Mr. Zhang. The advances were considered due on demand in nature and have not been formalized by a promissory note and non-interest bearing.

NOTE 9 – LEASES

The Company has various operating leases for its corporate office and retail store.

Operating lease expenses were $59,365 and $67,517 for the years ended October 31, 2019 and 2018, respectively.

The undiscounted future minimum lease payment schedule as follows:

For the years ending October 31,
2020	41,472
2021	6,642
2022	6,642
Thereafter	2,177
Total	56,933

Jiuzi Holdings, Inc.

Notes to the Financial Statements

NOTE 10 – SHAREHOLDERS’ EQUITY

As of October 31, 2019 and 2018, the company has 1,000,000 shares issued and outstanding.

NOTE 11 – SEGMENTS AND GEOGRAPHIC INFORMATION

The Company believes that it operates in two business segments which comprised of sales of NEVs and franchise services; and it operates in one geographical location China. The Company disaggregates its revenue into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

Sales of goods revenues comprised of sales of vehicles to third party customers and to the franchisees. Franchise services revenues comprised of initial fees and ongoing royalties from the franchisees. Under the franchise arrangement, franchisees are granted the right to operate retail store using the Company’s JiuZi brand and system.

Sales revenues comprised of the following:

	Years Ended
	October 31, 2019		October 31, 2018
NEVs sales	1,343,515	17%	1,016,913	24%
Franchisees service revenues	6,634,584	83%	3,288,610	76%
Total	7,978,099	100%	4,305,523	100%

Direct costs comprised of the following:

	Years Ended
	October 31, 2019		October 31, 2018
NEVs sales	1,346,436	43%	1,054,636	50%
Franchisees service revenues	1,769,740	57%	1,066,752	50%
Total	3,116,176	100%	2,121,388	100%

Gross profit (loss) comprised of the following:

	Years Ended
	October 31, 2019		October 31, 2018
NEVs sales	(2,921)	0%	(37,723)	-2%
Franchisees service revenues	4,864,844	100%	2,221,858	102%
Total	4,861,923	-	2,184,135	-

NOTE 12 – INCOME TAX

The Company is subject to profits tax rate at 25% for income generated for its operation in China and net operating losses can be carried forward for no longer than five years starting from the year subsequent to the year in which the loss was incurred.

The Company has net operating loss carryforward of $287,422 as of October 31, 2019 which will expire starting year 2023. The deferred tax assets are reduced by a valuation allowance as in the opinion of management, it is more likely than not that some portion of all of the deferred tax assets will be realized.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

The net taxable income (losses) before income taxes and its provision for income taxes comprised of the following:

	Years Ended
	October 31, 2019	October 31, 2018
Income attributed to China	3,747,049	690,387
PRC statutory tax rate	25%	25%
Tax expense	936,762	172,597
Valuation allowance	(395,980)	(37,200)
Tax expense, net	540,782	135,397

NOTE 13 – CONCENTRATIONS, RISKS AND UNCERTAINTIES

Credit risk

Cash deposits with banks are held in financial institutions in China, which deposits are not federally insured. Accordingly, the Company has a concentration of credit risk related to the uninsured part of bank deposits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk.

Concentration

The Company has a concentration risk related to suppliers and customers. Failure to maintain existing relationships with the suppliers or customers to establish new relationships in the future could negatively affect the Company’s ability to obtain goods sold to customers in a price advantage and timely manner. If the Company is unable to obtain ample supply of goods from existing suppliers or alternative sources of supply, the Company may be unable to satisfy the orders from its customers, which could materially and adversely affect revenues.

The concentration on sales revenues generated by customers type comprised of the following:

	Years Ended
	October 31, 2019		October 31, 2018
Third party sales revenues	839,744	11%	192,241	4%
Related party sales revenues	503,771	6%	824,671	19%
Related party franchise revenues	6,634,584	83%	3,288,611	76%
Total	7,978,099	100%	4,305,523	100%

The concentration of sales revenues generated by third-party customers comprised of the following:

	Years Ended
	October 31,		October 31,
	2019		2018
Customer A	-		45,850	24%
Customer B	-		20,815	11%
Customer C	-		34,632	18%
Customer D	-		16,396	8%
Customer E	102,940	12%	-
Customer F	79,740	9%	-
Customer G	53,864	7%	-
Total	236,544	28%	117,692	61%

NOTE 14 – SUBSEQUENT EVENTS

The Company evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. Based on this evaluation, the Company concluded that subsequent to the date the financial statements were available to be issued, there was no subsequent event that would require disclosure to or adjustment to the financial statements other than the ones disclosed above.

                  ordinary share

Jiuzi Holdings Inc.

Boustead Securities, LLC

                     , 2020

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated articles of association, which will become effective upon completion of this offering, provide to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a) all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former secretary’s or officer’s duties, powers, authorities or discretions; and

(b) without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former secretary or any of our officers in respect of any matter identified in above on condition that the secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the secretary or that officer for those legal costs.

The Underwriting Agreement, the form of which has been filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Rule 701 of Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

On October 10, 2019, we issued 1,000,000 ordinary shares to six shareholders in connection with the incorporation of the Company. The transactions were not registered under the Securities Act in reliance on an exemption from registration set forth in Section 4(a)(2) promulgated thereunder as a transaction by the Company not involving any public offering.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

See Exhibit Index beginning on page II-4 of this registration statement.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hangzhou, on                        , 2020.

Jiuzi Holdings, Inc.

By:
Shuibo Zhang
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer and Chairman of the Board of Director	, 2020
Name: Shuibo Zhang	(Principal Executive Officer)

	Chief Financial Officer	, 2020
Name:	(Principal Accounting and Financial Officer)

	Chief Operating Officer	, 2020
Name: Qi Zhang

	Director	, 2020
Name: Kezhen Li

	Independent Director Nominee	, 2020
Name:

	Independent Director Nominee	, 2020
Name:

	Independent Director Nominee	, 2020
Name:

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in New York, NY on                 , 2020.

By:	/s/
Name:
Title:

EXHIBIT INDEX

Exhibit No.	Description
1.1**	Form of Underwriting Agreement
3.1*	Memorandum and Articles of Association
4.1**	Specimen Certificate for ordinary share
5.1**	Opinion of regarding the validity of the ordinary share being registered
8.1**	Opinion of Capital Equity Legal Group regarding certain PRC tax matters (included in Exhibit 99.3)
10.1*	Share Pledge Agreement
10.2*	Exclusive Option Agreement
10.3*	Exclusive Business Cooperation Agreement
10.4*	Employment Agreement between Zhejiang Jiuzi and Shuibo Zhang
10.5*	Employment Agreement between Zhejiang Jiuzi and Qi Zhang
10.6*	Employment Agreement between Zhejiang Jiuzi and Kezhen Li
10.7*	Director Agreement between the Registrant and Kezhen Li
14.1**	Code of Business Conduct and Ethics of the Registrant
21.1*	List of Subsidiaries
23.1*	Consent of WWC, P.C.
23.2**	Consent of (included in Exhibit 5.1)
23.3**	Consent of Capital Equity Legal Group (included in Exhibit 8.1 and 99.3)

*	Filed herewith.

**	To be filed by amendment.

II-4